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Exhibit 99.3

growth

discipline

value

KINROSS GOLD CORPORATION 2008 annual report

Kupol operation, Chukotka region, Russian Federation

CONTENTS

02	Interview with Tye Burt
06	Delivering Results
07	Executing Our Growth Strategy
09	Preparing for Future Growth
11	Advancing the Kinross Way
12	Forging Strategic Alliances
13	Mining Responsibly
19	Corporate Governance and Board of Directors
22	Financial Review
IBC	Corporate Information

Kupol (1)

2008 Production (gold equivalent ounces) Ownership

CORPORATE PROFILE

Kinross is a Canadian-based gold mining company with mines and projects focused in the United States, Brazil, Chile, Ecuador and Russia, employing approximately 5,500 people worldwide. Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: delivering mine and financial performance; attracting and retaining the best people in the industry; achieving operational excellence through “The Kinross Way”; and delivering future value through profitable growth opportunities. Kinross maintains listings on the Toronto Stock Exchange (symbol: K) and the New York Stock Exchange (symbol: KGC).

THE KINROSS WAY

Our Core Purpose

•      To lead the world in generating value through mining

Our Values

•      Putting people first

•      Outstanding corporate citizenship

•      High performance culture

•      Rigorous financial discipline

2009 Four-Point Plan

1.	Deliver mine and financial performance – continuing to be a world-class operator

2.	Best talent, best teams – attracting, retaining and developing the best people

3.	Elevate “The Kinross Way” – strengthening our global organization

4.	Deliver future value – focusing on profitable growth opportunities

Go to www.kinross.com for additional information where this icon is found.

MAP OF OPERATIONS AND GROWTH PROJECTS

(As of December 31, 2008)

Balanced Portfolio

(1)	Kupol began operations in the second quarter of 2008. Production based on Kinross’ share of ownership.
(2)	Kettle River-Buckhorn began operations in the fourth quarter of 2008.
(3)	Kinross and Barrick have agreed to a 50-50 ownership structure upon execution of a new shareholders’ agreement governing the Cerro Casale joint venture.
(4)	“Attributable” includes Kinross’ share of Kupol production (75%) only.
(5)

Please refer to Kinross’ Mineral Reserve and Resource Statement at December 31, 2008, contained at the end of this report. For historical reserve and resource information, refer to Kinross’ public filings, available on our website.

(6)

The resource estimates for Lobo-Marte are historical resource estimates as reported by Teck Cominco Ltd. as at December 31, 2007 (see page 75 of Teck Cominco’s 2007 Annual Report). Kinross’ mineral resource estimate in the 2008 year-end statement in this report does not include estimates for Lobo-Marte.

(7)	See note 12 to the Inferred Mineral Resource section at the end of this report.

RECORD PRODUCTION, REVENUE AND CASH FLOW

Kinross achieved record production, revenue and cash flow in 2008. Our costs per ounce declined as our growth projects came into production during the year, with fourth quarter cost of sales per ounce on an attributable (4) basis 11% lower than the previous year. Our average realized price of gold in 2008 was $857 per ounce sold, a 23% increase over 2007. Our margins increased by 33% over 2007, translating into cash flow of $634.6 million or $1.01 per share before changes in working capital in 2008, an 80% increase in cash flow per share compared to 2007.

Net earnings for the full year were reduced by a net $1,056.0 million or $1.68 per share due to a goodwill impairment accounting charge of $994.1 million, primarily related to goodwill recorded further to the 2007 Bema acquisition, plus additional items noted on the adjacent financial page in this report. Excluding these items, 2008 earnings would have been $248.8 million, or $0.40 per share.

All figures in this report are cited in U. S. dollars unless otherwise noted.

FINANCIAL HIGHLIGHTS

	08	07	06
Financial
Revenue	$1,617.0	$1,093.0	$905.6
Cash flow from operating activities	$443.6	$341.2	$292.0
Cash flow before changes in working capital	$634.6	$313.5	$282.6
Cash flow per share before changes in working capital	$1.01	$0.56	$0.80
Net earnings (loss)**	$(807.2)	$334.0	$165.8
Earnings per share (loss)
Basic	$(1.28)	$0.60	$0.47
Diluted	$(1.28)	$0.59	$0.47
Capital expenditures	$714.7	$601.1	$202.9

Operating
Gold equivalent ounces – produced	1,994,674	1,589,321	1,476,329
Gold equivalent ounces – sold	1,888,954	1,575,940	1,510,836
Attributable gold equivalent ounces – produced(4)	1,838,038	1,589,321	1,476,329
Attributable gold equivalent ounces – sold(4)	1,756,056	1,575,940	1,510,836
Average realized gold price per ounce	$857	$697	$598
Cost of sales per ounce sold	$407	$368	$319
Attributable cost of sales per equivalent ounce sold (4)	421	368	319
Proven and probable gold reserves (5) (million ounces)	45.6	46.6	27.9
Measured and indicated gold resources (5,6) (million ounces)	19.1	11.1	8.0
Inferred resources (5,6,7) (million ounces)	21.3	7.0	3.9
Proven and probable silver reserves (5) (million ounces)	105.8	77.0	27.8

** Earnings for 2008 included a goodwill impairment accounting charge of $994.1 million, a tax charge of $63.9 million from the Brazilian tax authorities, an impairment charge on investments of $83.9 million, a litigation settlement provision of $19.1 million, a year-end charge for asset retirement obligation of $5.6 million, a fair value incremental charge of $5.0 million, net foreign exchange gains of $41.4 million, net non-hedge derivative gains of $41.6 million, and net gains on the sale of assets of $32.6 million. Excluding these items, which reduced earnings by $1,056.0 million, or $1.68 per share, full year earnings would have been $248.8 million, or $0.40 per share.

delivering
results

In 2008, Kinross hit a high mark for growth and value creation in the gold industry. We brought three major new gold development projects into production, while acquiring two outstanding new projects to help launch our next wave of growth. We delivered growing production at a declining cost per ounce in an industry characterized by shrinking production and rising costs. And, we strengthened an already robust cash position to ensure our financial strength amid global economic uncertainty. With growing margins and cash flow per share, strong financial and operating results, and a pipeline of high-quality projects for the future, Kinross is uniquely positioned to continue its record of leadership in generating growth and value for shareholders.

KINROSS
08 Annual Report

growth. discipline. value.

INTERVIEW WITH TYE BURT,

PRESIDENT & CEO

“Kinross had a banner year in 2008. Supported by record production and a strong gold price, our revenue, cash flow and margins reached record levels. Our construction teams brought three major growth projects into production. We successfully completed two major acquisitions with Aurelian Resources and Lobo-Marte, positioning us for future low-cost growth. We introduced the first dividend on our common shares in Kinross history. We produced our first-ever corporate responsibility report. Kinross further entrenched a work culture based around our four core values called “The Kinross Way”. Amidst a tough market, we delivered results, and the market responded: for the third year running, we were the top-performing senior gold equity on the New York Stock Exchange.”

Q:                                                     What was the major theme of 2008 from a shareholder perspective?

A:                                   In 2008, we did what we said we would — delivering on our strategy, targets and key commitments to our shareholders and other stakeholders. Clearly, we benefitted greatly from our leverage to a gold price that remained strong while other commodities fell. But our results also spoke to our disciplined approach, and our focus on building a great company.

First, we delivered on our plan. Thanks to solid performance from our operations team and contributions from our growth projects as they came on-stream, production for the full year 2008 was approximately 1.8 million gold equivalent ounces, an increase of 16% over 2007. Our average cost of sales per gold equivalent ounce for 2008 was $421, which was below our updated guidance range of $425 to $445.

Second, we delivered on the promise of growth. All three of our growth projects — Kupol in Russia, the Paracatu expansion in Brazil, and Kettle River-Buckhorn in the U.S. — moved from development to production in 2008.

Third, we delivered on our strategy to increase production and cash flow at the same time as we lowered our cost of sales during the year. As our growth projects came on-stream, our production increase was accompanied by a reduction in our average cost of sales.

Finally, we secured potential for future growth with our strategic acquisitions of Aurelian Resources and Lobo-Marte. Aurelian brought with it the Fruta del Norte deposit, one of the most exciting gold discoveries in the past decade, while Lobo-Marte gave us an advanced property in close proximity to our existing mines in Chile, which moves to the front of our development pipeline.

Q:                                                     How is Kinross maintaining its financial strength in the current economic environment?

A:                                   Rigorous financial discipline is one of Kinross’ core values and it has served us well in these challenging times. For example, in January 2008, before the credit crisis began, we strengthened our balance sheet through a $460 million convertible note offering. Due to strong demand, the bond was priced at terms that turned out to be among the lowest coupon rates for a gold company convertible note.

We finished 2008 with $525 million in cash and short-term investments. In January of 2009, we took advantage of an opening in the financing window with an equity offering that delivered approximately $396 million in net proceeds, replacing cash used in recent acquisitions and further strengthening our financial position.

Considering current global economic turmoil and market volatility, we believe in taking a prudent approach to ensure that we are well prepared to weather market storms. Therefore, we have taken decisive steps to reduce our expenditures and risk exposure in 2009 in order to preserve our strong cash position and maintain our financial flexibility.

We secured potential for future growth with our strategic acquisitions of a 100% interest in Aurelian Resources and Lobo-Marte.

Q:                                                     Are there any areas where you fell short or were disappointed in 2008?

A:                                   There’s always room for improvement. Until our accident rate reaches zero, we’ll never be satisfied with our safety performance. Also, like other gold producers who have made major acquisitions in recent years, our reported net earnings were impacted by a non-cash goodwill impairment accounting charge, primarily related to our Bema acquisition. The charge in no way reflects our performance or affects our cash flow, but it is a reality which affects some acquisitions in the mining business.

Our Paracatu expansion is expected to reach full capacity in the second quarter of 2009, slightly later than originally planned. Paracatu is a massive expansion that will operate beyond 2040, and we are taking the time in our ramp-up to get it off to a strong start. Finally, while our measured and indicated resources increased, we had a slight decrease in proven and probable reserves over 2007, due to a reduction in our estimate of Cerro Casale reserves in pre-feasibility work. The good news is that our pre-feasibility study also revealed the potential for improvements and cost reductions at Cerro Casale, which we are currently exploring in more detail in our full feasibility study.

Q:                                                               With your three growth projects now up and running, what are your plans for future growth?

A:                                   As always, we start from the premise that we do not pursue growth for its own sake, but rather, we pursue accretive growth that adds value by increasing our margins and cash flow per share.

Some of our new growth will be organic. Later in 2009, we expect to begin production at our Fort Knox heap leach project in Alaska, which is expected to double the future life-of-mine production to 2.9 million gold ounces. We are also exploring opportunities to expand production further at Paracatu and Maricunga.

Meanwhile, we are making strategic acquisitions to replenish our project pipeline with high-quality development projects. Lobo-Marte in Chile gives us a large project in one of our core operating regions, offering synergies using existing administration and operations, as well as leveraging our experience in cold-weather, heap leach processing at high altitude. In 2009, we will be working to upgrade the current resource base to a National Instrument 43-101-compliant reserve.

We are also excited about the potential of Fruta del Norte in Ecuador, one of the most promising gold discoveries in recent years, and a major addition to our development portfolio. With the successful passage of a new mining law in January 2009, the government of Ecuador has paved the way for the development of responsible commercial mining. We are moving ahead with our plans to undertake advanced exploration this year, working closely with governments, local communities, indigenous peoples and other stakeholder groups.

Finally, at our Cerro Casale joint venture with Barrick, we expect to complete a feasibility study in the third quarter of 2009, and reach a decision on next steps for the project.

Our cash flow per share before changes in working capital increased by 80% over 2007.

Q:                                                               What about further acquisitions?

A:                                   Clearly, we are in a buyer’s market with potential for unique opportunities to acquire additional growth assets while others are retrenching, as seen in our purchases of Aurelian and Lobo-Marte. That is why we have acted decisively to ensure that we have a strong balance sheet and cash position and are well positioned to take advantage of opportunities that may emerge.

As always, discipline will remain our watchword in evaluating any potential acquisitions to ensure they meet our criteria of adding long-term value, and not just new ounces.

Q:                                                               How do you view the current Kinross portfolio from an opportunity and risk perspective?

A:                                   We manage our assets as a portfolio to optimize value and growth as we did with our 2007 asset swap with Goldcorp. In 2008, as we were bringing our Kupol mine into production, we sold our Julietta mine in Russia, which was at the high end of our portfolio in terms of cost per ounce.

One key to managing risk is maintaining geographic balance. Our production is relatively balanced between four countries — Chile, Brazil, Russia, and the U.S. — which are stable, mining-friendly jurisdictions, where Kinross has many years of operating experience. We actively pursue investments in areas where we already have an operating presence, such as Lobo-Marte in Chile.

We believe one of our competitive strengths is careful geopolitical analysis. Our Aurelian investment was fortified by extensive on-the-ground research which indicated that the government of Ecuador was supportive of responsible mining. So far, that view has been borne out, notably by the successful passage of Ecuador’s new mining law.

Q:                                                     Where does corporate responsibility rank among your priorities?

A:                                   Outstanding corporate citizenship is one of our four core values and it is key to everything we do, not only as an ethical imperative, but as a business imperative as well. In 2008, we published our first corporate responsibility report, establishing a new level of transparency in reporting on social and environmental performance. Wherever we operate, we continue to engage our communities constructively and set new mechanisms in place to build on our relationships with key stakeholders.

Q:                                                     Given your success in 2008, what is the outlook for 2009?

A:                                   It’s bullish, a word we don’t hear much these days. Gold faces significant supply constraints given lower production levels across the industry, few high-quality discoveries, and a tough permitting and financing environment for new projects. On the demand side, the gold business is a good one to be in, especially in challenging times when gold becomes a safe haven for investors.

Kinross should be very well positioned to benefit. Our three new developments at Paracatu, Kupol and Kettle River-Buckhorn are expected to increase overall 2009 production to approximately 2.4 to 2.5 million gold equivalent ounces. At the same time, we expect new production from these projects to help lower our Kinross cost of sales from the 2008 average of $421 per gold equivalent ounce to a forecast of $390 to $420.

We enjoy superior leverage to a high gold price while avoiding the negative impact of lower base metal prices on costs.

Q:                                                     What sets Kinross apart for investors?

A:                                   First, our people. We work hard to attract the best and the brightest in our industry.

Second, we’re a precious metals mining company, so we enjoy superior leverage to a high gold price while avoiding the negative impact of lower base metal prices on costs.

Third, Kinross’ production is rising while our costs are falling counter to the industry trend. For our investors, higher production and lower costs mean expanding margins and increasing cash flow per share. In 2008, our margins increased by 33% and cash flow per share grew by 80% over 2007.

Fourth, while the industry faces major challenges in replacing reserves, Kinross’ proven and probable gold reserves and measured and indicated resources have grown by 218% since 2003, or 66% per share, a compound annual growth rate of 11% per share.

Finally, conservative cash management has kept Kinross financially strong enough to weather financial uncertainty and to take advantage of the unique growth opportunities that the current market offers.

Overall, success is a product of the quality, commitment and teamwork of our people. We’re proud of what we accomplished in 2008. We look forward to further growth and value generation for Kinross shareholders in 2009 and the years beyond.

growth. discipline. value.

DELIVERING RESULTS

Strong performance from our operations contributed to robust cash flow in 2008.

In a challenging economic environment, we continued to generate value and deliver strong results.

Thanks to strong production and new contributions from our growth projects, Kinross delivered record production of approximately 1.8 million gold equivalent ounces, generating record revenues of $1.6 billion in 2008. The average cost of sales per gold equivalent ounce was $421, with costs trending lower throughout the year as our growth projects came into production.

1.8 million

gold equivalent ounces produced

48%

growth in revenue

We continued to benefit from a strong gold price as a large gold and silver producer, with a no-hedging policy, and no exposure to falling base metals prices. In 2008, we realized an average gold price of $857 per ounce, and an average margin of $436 per ounce. Cash flow before changes in working capital was $634.6 million, or $1.01 per share, an increase of 80% per share over 2007.

Our net earnings for the year were impacted by a goodwill impairment accounting charge of $994.1 million, primarily related to goodwill recorded as part of our 2007 Bema acquisition. Excluding this, and other items noted on the Financial Highlights page in this report, Kinross’ net earnings would have been $248.8 million.

Robust cash flow coupled with disciplined cash management have kept Kinross financially strong in an uncertain economy. To further strengthen our cash position, we took advantage of favourable market opportunities with a convertible note financing in January 2008 that raised net proceeds of nearly $450 million. In January 2009, an equity offering yielded approximately $396 million in net proceeds and increased our cash position to nearly $1 billion.

growth. discipline. value.

EXECUTING OUR GROWTH STRATEGY

Paracatu, Brazil	Kupol, Chukotka region, Russian Federation

In 2008, we brought three major new gold development projects into production at a time when many other projects in the mining world faced over-runs or major delays, delivering on our commitment to increase production and reduce costs.

Kupol

The Kupol gold and silver operation, located in Chukotka in the northeast region of the Russian Federation, is a partnership between Kinross (75%) and the government of Chukotka (25%). Despite the many challenges posed by Kupol’s difficult geography, our project team successfully developed the mine in a remarkably short timeframe — carrying out development, permitting and construction in about five years from the time of initial drilling to the first gold pour in the second quarter of 2008.

Following its successful start-up, Kupol produced 469,907 attributable gold equivalent ounces in 2008 at an average cost of sales per gold equivalent ounce of $220, making it one of the world’s lowest-cost gold producers. Kinross’ share of 2009 production from Kupol, based on our 75% ownership, is forecast to be 675,000 to 725,000 gold equivalent ounces.

Kinross delivered

strong production

gold equivalent production

(million ounces)

Kettle River-Buckhorn, Washington, U.S.A.

Paracatu

In October 2008, first gold was poured at our Paracatu mine expansion project in the state of Minas Gerais, Brazil. At full capacity, which we expect to reach in mid 2009, the expansion will triple Paracatu’s production to approximately 550,000 gold ounces per year, transforming it into the largest gold mine in Brazil.

Our Paracatu expansion extends the life of the operation to approximately 2040 — an exceptionally long mine life that will generate jobs and economic benefits for the community for decades to come.

45.6 million

ounces of gold reserves

$634.6 million

cash flow from operations before changes in working capital

Kettle River-Buckhorn

The Kettle River-Buckhorn operation, in central Washington State, U.S.A., is a model for small-footprint mining, designed for minimal impact on the surrounding landscape, and incorporating state-of-the-art controls to ensure protection of water quality and the local environment.

First gold from Buckhorn ore was poured at the refurbished Kettle River mill in October 2008. Over its mine life, we expect Kettle River-Buckhorn to produce approximately one million ounces of gold.

growth. discipline. value.

PREPARING FOR FUTURE GROWTH

	2009	2010	2011	2012	–	2014

Paracatu Expansion	Production>
Fort Knox Expansion	Production >
Maricunga Expansion	Engineering, construction, production		>
Paracatu Phase 3	Engineering, construction, production		>
Lobo-Marte	Metallurgical testing, engineering, construction, production				>
Fruta del Norte	Infill drilling, engineering, construction, production				>
Cerro Casale	Engineering, construction, production				>
JV Portfolio	Ongoing					>

The project pipeline above sequences Kinross’ projects showing current expansions and future opportunities.

Through strategic acquisitions, organic growth initiatives, and targeted exploration, we set the stage in 2008 for our next wave of growth.

The Fort Knox project is expected to increase gold production and extend mine life to 2018.

The Fort Knox project is expected to increase gold production and lower costs at our Fort Knox operation and extend mine life to 2018. The project includes an expansion of the existing mine and construction of a new heap leach facility, scheduled to begin production in the third quarter of 2009.

Our acquisition of Lobo-Marte in Chile adds a large development-stage asset in a core operating region to the front of Kinross’ development pipeline. Strategically located between our La Coipa and Maricunga mines, Lobo-Marte capitalizes on Kinross’ people, technical capacity, resources and expertise in the area, including the potential to process high-grade material at La Coipa.

Aurelian Resources, acquired in late 2008, holds 93,000 hectares of exploration concessions in Ecuador, including Fruta del Norte (FDN) — one of the world’s most exciting gold discoveries. Passage of Ecuador’s new mining law in January 2009 enables us to advance development work and permitting through an estimated $45 million investment in Ecuador in 2009 to upgrade mineral resources and support a pre-feasibility study on the FDN deposit.

Construction of Fort Knox heap leach facility.	Kinross plans to upgrade FDN mineral resources in 2009.

At our Cerro Casale joint venture with Barrick Gold, we are continuing work on an update to the project’s technical-economic feasibility, with a feasibility study expected to be completed in the third quarter of 2009.

We continued to pursue an aggressive exploration strategy focused on five regions: the North Andean Cordillera, South Andean Cordillera, Brazilian Craton, North American Cordillera, and far eastern Russia. To increase our exposure to quality projects, we have broadened our base of generative and greenfield exploration activity, while using a disciplined review and prioritization process to narrow down opportunities to high-value, high-reward targets.

growth. discipline. value.

ADVANCING THE KINROSS WAY

2008 Four-Point Plan

1 Deliver asset  performance

       Lead industry environment, health and safety

•                  Achieve production and performance targets

•                  Deliver more cash flow per share through continuous improvement

•                  Deliver on the major construction and development projects

•                  Advance financial spending discipline at all levels

2 Best talent, best teams

•                  Attract and retain the best

•                  Develop leadership bench-strength

•                  Develop organizational effectiveness

       Evolve and reward high performance culture

•                  Strengthen employee engagement

3 Building blocks for the future

•                  Enhance financial management systems

•                  Enhance governance practices

•                  Develop and implement corporate responsibility strategy

•                  Implement “Kinross Way” values initiative

•                  Strengthen government relations and community engagement practices

4 Drive future value

•                  Upgrade exploration pipeline

•                  Continue to optimize portfolio

•                  Capitalize on new market opportunities

       Pursue “apple seed” initiatives

•                  Distinguish the Kinross brand

•                  Achieved

       In-progress

Kinross’ Four-Point Plan, updated annually, provides a clear set of targets and a blueprint for measuring our performance. The chart above shows our progress in meeting 2008 objectives.

The Kinross Way is an overarching philosophy that speaks to who we are as a company and as a team of people committed to a shared set of values and objectives. At its core are Kinross’ four values — putting people first, outstanding corporate citizenship, high performance culture, and rigorous financial discipline — which guide our behaviour day-to-day. It is defined more specifically by the Four-Point Plan, which lays out key objectives in every area of the business and is the yardstick against which we and our stakeholders can assess Kinross’ performance. The Four-Point plan is updated annually.

For our employees, the Kinross Way comes down to defining how every employee measures success in their job, with the aim of articulating the standards for excellence and superior performance in every area of our business.

5,500 people working for Kinross in seven countries

growth. discipline. value.

FORGING STRATEGIC ALLIANCES

Partnerships with high-quality junior companies extend Kinross’ exploration reach.

Fostering partnerships in areas of mutual benefit leverages Kinross’ strengths, extends our reach, broadens our knowledge base, and builds goodwill. Examples include:

Exploration partnerships: Through joint ventures and, in select cases, equity investments, we partner with promising junior exploration companies. This extends our exposure to new prospects and growth opportunities, and lets us benefit from the talents of world-leading exploration geologists.

Educational/research partnerships: The FORRÉ network, sponsored by Kinross and coordinated by the University of Guelph, brings together researchers in Brazil and Canada to study and advance environmentally sound resource management strategies (see page 18).

Supplier relationships: By building stronger and more transparent relationships with our key suppliers in 2008, we helped prepare for difficult economic times by better understanding how a downturn could potentially affect our supply chain.

Community partnerships: We nurture close partnerships with community groups wherever we operate, such as the Partnership Seminar in Paracatu, Community Advisory Board in Kettle River-Buckhorn, and the Kupol Foundation in Chukotka. We also partner with NGOs in areas of mutual interest and concern. In Paracatu, for example, we are partnering with a local NGO in the rehabilitation of Rico Creek.

growth. discipline. value.

MINING RESPONSIBLY

Our successful work at the Mineral Hill mine in Montana is a model of the Kinross approach to reclamation.

Outstanding corporate citizenship is a core value at Kinross. We believe that Kinross and its employees have an ethical and a business obligation to be good neighbours wherever we operate, and at every stage of the mine life cycle. This commitment means ensuring that we have a strong track record of mining responsibly at each Kinross site and that we aspire to the highest standards of corporate governance, labour relations and ethical and human rights practices.

Our Ten Guiding Principles of Corporate Responsibility (CR) reflect our values and guide our behaviour in our relationships with employees, partners, governments and the communities where we live and work. Our CR principles are posted at every Kinross operation.

Continuous improvement is a key factor in our safety, environment and social responsibility efforts — at our existing operations and development projects, and as we look ahead to our next phase of growth, with projects like Lobo-Marte in Chile and Fruta del Norte in Ecuador.

In 2008, we published our first Corporate Responsibility Report, according to Global Reporting Initiative (GRI) standards, an important part of our commitment to transparency and our belief that public disclosure reinforces our aspirations for continuous improvement.

Our corporate environment, health and safety (EHS) management system, in line with ISO14001, OHSAS 18001 and other internationally accepted standards, provides a solid foundation of policies, standards and guidance to protect the environment and minimize our footprint wherever we work.

Putting people first: health and safety

Safety is the top priority at all of our sites. Our 2008 safety results for employees and contractors showed a decrease in the medical treatment case frequency rate compared to 2007, but increases in the lost-time injury frequency rate and restricted work activity case frequency rate. During 2008, we experienced one mine-related fatality and two fatalities resulting from a bus transportation accident – potent reminders that safety requires constant vigilance.

Despite these incidents, there were exemplary achievements in safety performance at our mine sites. Our Fort Knox operation completed a second consecutive year without a single lost-time injury. And at Kupol, employees and contractors at the site achieved the milestone of one million hours worked without a single lost-time incident — a significant accomplishment during the transition from development project to commercial operation.

In the area of occupational health, we conducted a company-wide industrial hygiene workshop for safety and health managers. This workshop precedes an initiative in 2009 to expand and strengthen our existing corporate-wide standards and guidance for our sites on health management techniques.

Kinross’ commitment to the safety and health of our people is steadfast. We will be applying even greater attention to safety in 2009 as we work towards our ultimate goal of zero accidents.

Safety Statistics
per 200,000
hours worked
(includes all employees
and contractors)

Medical treatment • case frequency rate
Restricted work • activity frequency rate
Lost-time injury • frequency rate

Managing our Environmental Performance

Kinross’ environmental performance continued to improve with several notable achievements. During the year, both Paracatu and Fort Knox were certified compliant with the International Cyanide Management Code. We also completed Cyanide Code certification audits at Kettle River-Buckhorn and Maricunga, as well as at our joint venture Crixás, and expect to receive certification at those sites in early 2009. We believe that compliance with the Cyanide Code represents best practice and we will apply code standards at all of our operations.

In 2008, we became an active member of the International Network for Acid Prevention. Through this new association, our goal is to support the development of sound technical guidance and standards on the prevention and control of acid mine drainage.

Understanding our footprint

Over the past year, we conducted reviews and assessments in two key areas — energy and air emissions — to help us better understand the impact of our operations and to identify areas for improvement.

On the energy front, we continued to review opportunities for improved energy conservation, including a comprehensive review at Fort Knox. We also installed wind energy monitoring towers at Round Mountain and our DeLamar reclamation site.

Our company-wide air emissions assessment has helped us better understand our releases of metals. One outcome of this is an engineering review of the effectiveness of existing emissions controls at La Coipa. Overall, however, we determined that air emissions across Kinross are well below regulatory limits and represent best management practice. We will continue air emissions monitoring to verify our performance. In 2009, we are expanding our emissions assessment to include water.

A model for small-footprint mining

Our new Kettle River-Buckhorn operation is a model of environmentally responsible mining. Following an extensive program of public consultation about the potential environmental effects, the previous owners of the operation redesigned the project changing it from an open pit to an underground mine and reducing water consumption by 95% from the original proposal. Acquired by Kinross in 2006, we permitted and completed the project, and production began in the fall of 2008. Today, it uses a state-of-the-art water treatment system, effectively reducing metals and nitrogen compounds to very low concentrations, in some cases lower than natural background levels. We also reached an agreement with the Okanogan Highlands Alliance to fund third-party environmental monitoring and additional wetland habitat restoration projects.

Engaging our Communities

Community engagement is a cornerstone of Kinross’ commitment to responsible mining, and in 2008 it took many different forms. At Paracatu in Brazil, we continued to work closely with the community, engaging our stakeholders on a broad range of issues. We established a Stakeholder Committee, comprised of representatives from neighbouring communities, to discuss issues and make recommendations in key areas, including environmental monitoring, as well as social and environmental initiatives, and to participate in the operation’s decision-making process. We also created a 24-hour hotline, called “Open Channel”, to receive and register community complaints, concerns and suggestions and to provide feedback within 24 hours.

At our La Coipa mine, located in the Atacama region in Chile, we continued our support of a wide range of social programs related to education, support for local entrepreneurs and businesses, cultural enrichment and native community issues. In the nearby community of Copiapó, we continued a flagship program to support local students and to help them apply their skills to assist the community through various initiatives. Among our programs, we provided close to 1,000 training hours to 23 students to learn cooking skills, and offered a four-month training program in handicrafts to handicapped members of the Paipote and Copiapó communities to help build economic capacity in the region.

We continued to be an active participant in the Kettle River-Buckhorn Community Advisory Board (CAB). Established by Kinross, the CAB is an important forum for information sharing and to address issues of mutual concern relating to the operation.

At Fort Knox, we worked to foster a strong understanding of the contribution of the mining industry to Alaska through a public education program reaching out to students, aboriginal and rural organizations, government and other stakeholders. And, at our Round Mountain operation in Nevada, we have built strong relationships with local stakeholders. As the leading employer in a very remote rural region, we have a well-established community contributions program and have participated in the development of the community’s plan to improve the economic well-being of the region.

Our Commitment to Indigenous People

Kinross’ CR principles recognize the unique cultural and historical needs of indigenous people who live and work in the communities where we operate. At Kupol, Maricunga, Round Mountain, and at our new Fruta del Norte project in Ecuador, we work closely with indigenous people living near our operations to support their efforts to enhance their quality of life, build capacity and realize long-term socio-economic benefits from our operations.

At our Maricunga operation in Chile, cooperative agreements with the Colla people help us to provide social, cultural and economic support programs. Among our achievements is a program to improve the pasture lands of the Colla people of Rio Jorquera. Our goal is to assist the Colla people in building their economic capacity.

At our Kupol mine in the Russian Federation, we reached an agreement in June 2008 with the Chukotka Regional Association of Indigenous Minority Peoples of the North to help ensure that the benefits of Kupol reach indigenous people of the region. Key areas of cooperation are expected to be health, education, job training and support of traditional knowledge and culture. Under the agreement, a representative of the Association sits on the Kupol Foundation and no less than 30% of the funds allocated will support projects and initiatives for the three indigenous regions associated with Kupol.

The Fruta del Norte development in Ecuador is located near communities inhabited by both immigrants from other provinces, in particular Loja and Azuay, and also by the Shuar indigenous people. Our goal is to collaborate with government, NGOs and communities to work towards sustainable development activities and improved quality of life for people in the region of the project.

Kinross in Ecuador

Our acquisition of Aurelian brings to Kinross a dedicated team with a shared set of corporate responsibility values and priorities in Ecuador. Since Aurelian’s work in Ecuador began in 2001, its guiding principle has been to do the right thing at all levels and at all times - providing a strong foundation for Kinross’ development of the Fruta del Norte deposit.

Our sustainable development focus in Ecuador will continue to be on capacity building, institutional strengthening, local and regional business development, ongoing consultation with stakeholders and a focus on working with local communities, including the Shuar indigenous people.

Work is underway on the development of a Social Development Plan with both local communities and the Shuar people. This work is being developed in close coordination with the government. In addition, policies and procedures for these activities are being developed, in line with international best practice.

Building Capacity

Kinross is committed to contributing to the long-term sustainability of communities where we work. We support sustainable initiatives to help communities develop their social, economic and institutional fabric. We have policies and practices at our operations that encourage local hiring and local procurement. We support training and educational initiatives, as well as scholarships and apprenticeship programs to help youth develop the skills they need to secure jobs and income and build economic capacity. In Paracatu, our Generation Project provides support to community groups to develop businesses and projects. At Round Mountain, we created an economic development organization to identify opportunities for economic diversification and contribute to the sustainability of the community. At Kettle River-Buckhorn, we are working with local stakeholders to identify new business opportunities and partnered with a local builder to build new homes, increasing the attractiveness of living and working in the community. At Kupol, we contributed $1 million, plus an annual contribution of $250,000, to establish the Kupol Foundation to help the local community participate in the economic benefits associated with Kupol.

Building upon our corporate responsibility principles, we are focused on the further development of Kinross’ corporate responsibility strategy to ensure our social performance provides sustainable benefits. A key element will be the development of corporate standards and guidance for each of our sites so that they can contribute to building economic capacity, while meeting the unique needs and expectations of local communities.

FORRÉ: an expanding partnership in resource management

Kinross is providing approximately Cdn $1 million in funding and in-kind logistical support over a three-year period to support FORRÉ, a unique multi-stakeholder network for fostering international environmental research. A joint initiative of Kinross and the University of Guelph in Ontario, Canada, FORRÉ offers university, government and private-sector partners in Canada and Brazil opportunities to develop and share environmental research focused on responsible resource management. FORRÉ currently involves faculty, researchers and students from the University of Guelph, as well as nineteen universities and research institutions in Brazil, on studies ranging from soil remediation and best practices in water management to community engagement strategies.

growth. discipline. value.

CORPORATE GOVERNANCE AND BOARD OF DIRECTORS

2008 Corporate Governance Highlights

•                  The Board of Directors met 12 times in 2008

•                  Adopted a majority voting policy for the election of directors

•                  Enhanced disclosure of information respecting Kinross’ Board and compensation practices

•                  Provided increased director continuing education programs and opportunities

•                  Improved ranking to 27th out of 180 Canadian companies in annual Globe and Mail corporate governance survey, highest among senior gold producers

Mandate of the Board of Directors

The Board has adopted a charter which formally sets out its key responsibilities, including:

•                  appointing an independent director as Chair with responsibility for the leadership of the Board and for specific functions to protect the independence of the Board;

•                  adopting a strategic planning process, approving strategic plans and monitoring performance against such plans;

•                  reviewing and approving corporate objectives and goals for senior management;

•                  overseeing succession planning for management;

•                  defining corporate decisions requiring Board approval and approving such decisions as they arise; and

•                  obtaining periodic reports from management on the Company’s operations, including reports on security issues surrounding the Company’s assets, property and employees and the relevant mechanisms that management has put in place.

The Board is committed to the following goals:

Independence The Kinross Board of Directors is chaired by a director who is independent as defined in the Company’s Corporate Governance Guidelines and corporate governance standards in Canada and of the New York Stock Exchange. The Board is made up of 10 directors, including the Chair, nine of whom are considered independent of management. The Chair of the Board has been designated to assume the leadership of the Board and enhance and protect, with the Corporate Governance Committee and the other committees, the independence of the Board. Each committee of the Board is comprised solely of independent directors. Independent directors hold regularly scheduled meetings, at least on a quarterly basis. Charters have been developed for the Board, its various committees, the Chair of the Board and the Chief Executive Officer that set out their respective roles and responsibilities.

top to bottom

John E. Oliver

Independent Chair

Corporate Director

Director since 1995

H, S

John A. Brough

Corporate Director

Director since 1994

A, H, S

Tye W. Burt

President and Chief

Executive Officer

Kinross Gold Corporation

Director since 2005

John K. Carrington

Corporate Director

Director since 2005

C, E, S

Richard S. Hallisey

President, Sullivan

Holdings Limited

Director since 2004

C, E, R

TOP TO BOTTOM

John A. Huxley

Corporate Director

Director since 1993

A, H, R

John A. Keyes

Corporate Director

Director since 2003

E, R

Catherine McLeod-Seltzer

President and

Chief Executive Officer

Pacific Rim Mining Corporation

Director since 2005

H

George F. Michals

Corporate Director

Director since 2003

C, S

Terence C.W. Reid

Corporate Director

Director since 2005

A, E

A  Audit Committee

C  Corporate Governance Committee

E  Environmental, Health and Safety Committee

H  Human Resources, Compensation and Nominating Committee

R  Risk Committee

S  Special Committee

Diligence Directors are expected to use their skill and experience to provide oversight of Kinross’ business. Directors have a duty to Kinross to act honestly and in good faith, and exercise the care, diligence and skill that a reasonably prudent person would in comparable circumstances. Directors are expected to attend all Board and committee meetings and to review and be familiar with Board and committee materials. The Board conducts an annual performance assessment of the Independent Chair, the Chief Executive Officer, the committees of the Board and their Chairs and individual directors. Our shareholders can annually vote for or withhold from voting on the election of individual directors, rather than being required to vote for or against a slate of director nominees.

Integrity The Board expects directors, as well as Kinross’ officers and employees, to act ethically at all times and to comply with our Code of Business Conduct and Ethics.

Transparency The Board has adopted the Disclosure, Confidentiality and Insider Trading Policy, which includes detailed procedures regarding timely disclosure of material information, prohibitions on selective disclosure, procedures relating to electronic communications and procedures to ensure compliance with mineral reserve/resource disclosure requirements. Public disclosure documents are reviewed for accuracy and compliance with applicable disclosure requirements by a committee composed of senior company executives before being released.

Overview of Committee Mandates

There were six committees of the Kinross Board of Directors in 2008.

Audit Committee This committee is responsible for overseeing the integrity of Kinross’ financial statements, the independence and qualifications of the Company’s independent auditors, and the performance of the internal audit functions. The committee monitors Kinross’ financial reporting process and internal control systems and provides open lines of communication among the independent auditors, financial and senior management and the full Board on financial reporting and control matters. This committee met seven times in 2008.

Corporate Governance Committee This committee is responsible for developing our approach to matters of corporate governance, including: assisting the Independent Chair in carrying out his/her responsibilities; annually reviewing the Board and committee charters; recommending procedures to permit the Board to meet on a regular basis without management; reviewing director compensation; and adopting procedures to ensure that the Board can conduct its work effectively and efficiently. This committee met four times in 2008.

Environmental, Health and Safety Committee This committee oversees the development and implementation of policies and best practices relating to environment, health and safety in order to ensure compliance with applicable laws and to ensure the safety of our employees. This includes: assisting the Senior Vice-President, Environment, Health and Safety and management in reaching the objectives set out in our Environmental Policy and Framework; monitoring the policy’s effectiveness; discussing with management any necessary improvements to the policy and its framework of implementation; assisting management with implementing and maintaining appropriate health and safety programs; and obtaining periodic reports on such programs. This committee met four times in 2008.

Human Resources, Compensation and Nominating Committee This committee makes recommendations to the Board on all matters relating to the compensation of the officers and employees of the Company, including reviewing all aspects of compensation paid to ensure the Company’s compensation programs are competitive for purposes of attracting, motivating and retaining high caliber individuals. The committee is also responsible for identifying and recruiting new qualified candidates for nomination to the Board, assessing directors on an ongoing basis, and making recommendations to the Board as to all such matters. This committee met eight times in 2008.

Risk Committee This committee reviews the principal risks affecting Kinross’ business and assesses the steps and processes put into place by management to identify and minimize such risks. This committee met four times in 2008.

Special Committee This committee assists management and the Board on matters of strategic planning and acquisition activities. This committee met three times in 2008.

Cole E. McFarland

A forty-year veteran of the mining industry, Cole McFarland passed away in 2008. Mr. McFarland was President and CEO of Placer Dome U.S. from 1987 to his retirement in July 1995. He had served as a director of Bema Gold since 1998, prior to its acquisition by Kinross, and of Kinross until May 2008. We are grateful for his guidance during his directorship and his valued contribution to the governance of Kinross. He will be missed.

Senior Leadership Team

TOP ROW LEFT TO RIGHT

Tye W. Burt

President and Chief Executive Officer

Hugh A. Agro

Executive Vice-President, Strategic Development

Timothy C. Baker

Executive Vice-President and Chief Operating Officer

Thomas M. Boehlert

Executive Vice-President and Chief Financial Officer

BOTTOM ROW LEFT TO RIGHT

Lisa J. Colnett

Senior Vice-President, Human Resources and Corporate Services

James Crossland

Senior Vice-President, Government Relations and Corporate Affairs

Geoffrey P. Gold

Executive Vice-President and Chief Legal Officer

J. Paul Rollinson

Executive Vice-President,

New Investments

Other Officers

Rick A. Baker Senior Vice-President, Environment Health and Safety | Robert D. Henderson Senior Vice-President, Technical Services Christopher T. Hill Senior Vice-President and Treasurer | Mark E. Isto Senior Vice-President, Project Development Juliana L. Lam Senior Vice-President, Finance | Shelley M. Riley Vice-President, Administration and Corporate Secretary

FINANCIAL REVIEW

Cautionary Statement on Forward-looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this Annual Report, including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbour” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this Annual Report. Forward-looking statements include, without limitation, possible events, statements with respect to possible events, the future price of gold and silver, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration, development and mining activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. The words “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might”, or “will be taken”, “occur” or “be achieved” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of Kinross contained or incorporated by reference in this Annual Report, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein, and in our most recently filed Annual Information Form (“AIF”) and Management’s Discussion and Analysis (“MD&A”), or as otherwise expressly incorporated by reference in this Annual Report as well as: (1) there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations, expansion and acquisitions at Paracatu (including, without limitation, land acquisitions for and permitting and construction of the new tailings facility) being consistent with our current expectations; (3) permitting, development and operations at the Kettle River-Buckhorn project continuing on a basis consistent with Kinross’ current expectations; (4) development of the Phase 7 pit expansion and the heap leach project at Fort Knox continuing on a basis consistent with Kinross’ current expectations; (5) permitting, development and operations at the Kupol gold and silver project continuing on a basis consistent with Kinross’ current expectations; (6) the Company’s 75% interest in Kupol remaining grandfathered under the Federal Strategic Investments Law and Amendments to Russian Subsoil Law in the Russian Federation, consistent with the Company’s expectations; (7) the viability, permitting and development of the Fruta del Norte deposit being consistent with Kinross’ current expectations; (8) political developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, the repeal and/or termination or expiry of Ecuador’s current mining mandate and the implementation of its new mining law being consistent with Kinross’ current expectations; (9) the new feasibility study to be prepared by the joint venture for Cerro Casale, incorporating updated geological, mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors, and permitting, being consistent with the Company’s current expectations; (10) the viability, permitting and development of the Lobo-Marte project, including, without limitation, the metallurgy and processing of its ore, being consistent with our current expectations; (11) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian ruble and the U.S. dollar being approximately consistent with current levels; (12) certain price assumptions for gold and silver; (13) prices for natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (14) production and cost of sales forecasts meeting expectations; (15) the accuracy of our current mineral reserve and mineral resource estimates; and (16) labour and materials costs increasing on a basis consistent with Kinross’ current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates or gold or silver lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Chile, Brazil, Russia, Ecuador, or other countries in which we do business or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect Kinross’ actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this Annual Report are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Factors” section of our most recently filed AIF and those made in the “Risk Analysis” section of our most recently filed MD&A. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Other Information

Where we say “we”, “us”, “our”, the “Company”, or “Kinross” in this report, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s material mineral properties contained in this Annual Report has been prepared under the supervision of Mr. Rob Henderson, an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101.

  MANAGEMENT'S DISCUSSION AND ANALYSIS
  For the year ended December 31, 2008

This management's discussion and analysis ("MD&A") relates to the financial condition and results of operations of Kinross Gold Corporation together with its wholly owned subsidiaries, as of March 31, 2009, and is intended to supplement and complement Kinross Gold Corporation's audited consolidated financial statements for the year ended December 31, 2008 and the notes thereto. Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to read the Cautionary Statement on Forward Looking Information included in this report and to consult Kinross Gold Corporation's audited consolidated financial statements and corresponding notes to the financial statements which are available on the Company's web site at www.kinross.com and on www.sedar.com. The consolidated financial statements and MD&A are presented in U.S. dollars and have been prepared in accordance with Canadian generally accepted accounting principles ("CDN GAAP"). This discussion addresses matters we consider important for an understanding of our financial condition and results of operations as of and for the year ended December 31, 2008, as well as our outlook.

This section contains forward-looking statements and should be read in conjunction with the risk factors described in "Risk Analysis". In certain instances, references are made to relevant notes in the consolidated financial statements for additional information.

Where we say "we", "us", "our", the "Company" or "Kinross", we mean Kinross Gold Corporation or Kinross Gold Corporation and/or one or more or all of its subsidiaries, as it may apply. Where we refer to the "industry", we mean the gold mining industry.

  1. Description of the Business

Kinross is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, the extraction and processing of gold-containing ore, and reclamation of gold mining properties. Kinross' gold production and exploration activities are carried out principally in the United States, Brazil, Chile, Ecuador and the Russian Federation. The Company had gold production activities in Canada up until December 21, 2007, when the Porcupine Joint Venture ("PJV") and Musselwhite Joint Venture ("Musselwhite") were sold as part of an asset swap transaction with Goldcorp Inc. ("Goldcorp"). Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells silver.

The profitability and operating cash flow of Kinross are affected by various factors, including the amount of gold and silver produced, the market prices of gold and silver, operating costs, interest rates, regulatory and environmental compliance, the level of exploration and capital expenditures, general and administrative costs, and other discretionary costs. Kinross is also exposed to fluctuations in currency exchange rates, interest rates, political risks and varying levels of taxation that can impact profitability and cash flow. The Company seeks to manage the risks associated with its business operations; however, many of the factors affecting these risks are beyond the Company's control.

KINROSS 2008 Annual Report    23

  General market overview

Recent events in global financial markets have had a profound impact on all companies in a variety of industries. Although the price of gold reached historic highs early in the year, the latter half of the year saw increased volatility in the price of gold, other commodities and foreign exchange rates. Volatility in the price of gold and silver may impact the Company's revenue, while volatility in the price of other commodities, such as oil and foreign exchange rates, particularly the Brazilian real, Chilean peso and Russian rouble may have an impact on the Company's operating costs and capital expenditures (see section 11 – Risk Analysis for additional details on the impact of foreign exchange rates). Moreover, the global financial crisis may impact the demand for gold as gold has traditionally been viewed as a "safe haven". (see section 2 – Gold Supply and Demand Fundamentals for additional details).

The tightening of credit markets and the deterioration in credit ratings of certain financial institutions has not had a negative impact on the Company to date. Although credit markets have tightened, as at December 31, 2008, the Company had $154.0 million available under its revolving credit facility. Additionally, on February 5, 2009, Kinross successfully raised $415 million in gross proceeds through a public offering of common shares, (see section 4 – Developments for additional details).

Additionally, while the Company has not been adversely impacted by the current economic downturn, the downturn has had an impact on the fair value of the Company's investments in exploration and development companies. In 2008, the Company recorded non-cash impairment charges on its available for sale and equity accounted investments of $83.9 million as decreases in the fair value of these investments were deemed other than temporary.

  Segment profile

Each of the Company's significant operating mines is considered to be a separate segment. These are the segments that are reviewed and measured by the Chief Executive Officer as they are financially and operationally significant operations of Kinross.

			Ownership percentage at December 31
Operating Segments	Operator	Location	2008	2007	2006

Fort Knox	Kinross	U.S.A.	100%	100%	100%
Round Mountain	Kinross	U.S.A.	50%	50%	50%
Paracatu	Kinross	Brazil	100%	100%	100%
La Coipa	Kinross	Chile	100%	100%	50%
Maricunga	Kinross	Chile	100%	100%	50%
Kettle River–Buckhorn	Kinross	U.S.A.	100%	100%	100%
Kupol	Kinross	Russian Federation	75%	75%	–
Crixás	AngloGold Ashanti	Brazil	50%	50%	50%
Porcupine Joint Venture	Goldcorp	Canada	–	–	49%
Musselwhite	Goldcorp	Canada	–	–	32%
Julietta	Kinross	Russian Federation	–	90%	–

KINROSS 2008 Annual Report    24

  Consolidated Financial and Operating Highlights

	Year ended December 31,			2008 vs 2007			2007 vs 2006
(in millions, except ounces, per share amounts, gold price and cost of sales per equivalent ounce)	2008	2007	2006	Change	% Change		Change	% Change

Operating Highlights
Total gold equivalent ounces (a)
Produced (b)	1,994,674	1,589,321	1,476,329	405,353	26%		112,992	8%
Sold (b)	1,888,954	1,575,940	1,510,836	313,014	20%		65,104	4%
Attributable gold equivalent ounces (c)
Produced (b)	1,838,038	1,589,321	1,476,329	248,717	16%		112,992	8%
Sold (b)	1,756,056	1,575,940	1,510,836	180,116	11%		65,104	4%
Financial Highlights
Metal sales	$1,617.0	$1,093.0	$905.6	$524.0	48%		$187.4	21%
Cost of sales (a)	$768.8	$580.3	$481.7	$188.5	32%		$98.6	20%
Accretion and reclamation expense	$24.7	$10.9	$33.5	$13.8	127%		$(22.6)	(67%	)
Depreciation, depletion and amortization	$273.8	$129.3	$108.3	$144.5	112%		$21.0	19%
Impairment charges – Goodwill	$994.1	$–	$–	$994.1	nm		$–	nm
Operating earnings (loss)	$(611.6)	$226.9	$164.6	$(838.5)	(370%	)	$62.3	38%
Net earnings (loss)	$(807.2)	$334.0	$165.8	$(1,141.2)	(342%	)	$168.2	101%
Basic earnings (loss) per share	$(1.28)	$0.60	$0.47	$(1.88)	(313%	)	$0.13	28%
Diluted earnings (loss) per share	$(1.28)	$0.59	$0.47	$(1.87)	(317%	)	$0.12	26%
Cash flow from operating activities	$443.6	$341.2	$292.0	$102.4	30%		$49.2	17%
Average realized gold price per ounce	$857	$697	$598	$160	23%		$99	17%
Consolidated cost of sales per equivalent ounce sold (a)	$407	$368	$319	$39	11%		$49	15%

(a)
Total includes 100% of Kupol production and costs.

(b)
Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each year. The ratios were: 2008 – 58.17:1, 2007 – 51.51:1, 2006 – 52.28:1.

(c)
"Attributable" includes Kinross' share of Kupol production and sales (75%).

(d)
"nm" means not meaningful.

  Consolidated Financial Performance

  2008 vs 2007

Metal sales were $1,617.0 million for the year, or 48% higher than 2007. Kinross recorded a net loss of $807.2 million, or $(1.28) per share, for the twelve months ended December 31, 2008, compared to earnings of $334.0 million, or $0.60 per share, in 2007. Financial results for 2008 reflect higher prices for gold and silver, with an average realized gold price in 2008 of $857 per ounce, which is 23% higher than the $697 per ounce realized in 2007. Quantities of gold equivalent ounces sold in 2008 increased by 20% to 1,888,954 ounces from 1,575,940 gold equivalent ounces sold in 2007, largely due to the start-up of commercial operations at Kupol.

An operating loss of $611.6 million was recorded in 2008 as compared to operating earnings of $226.9 million in 2007. Included in the operating loss for the year was an impairment charge of $994.1 million against goodwill. During the

KINROSS 2008 Annual Report    25

Company's annual goodwill impairment testing it was determined that the book value of goodwill at Kupol, Maricunga and Quebrada Seca exceeded fair value and as a result an impairment charge was recorded.

Cost of sales increased by 32% reflecting a 20% increase in gold equivalent ounces sold as well as higher costs for power, fuel, labour and other consumables that the Company and the industry experienced in 2008 compared to prior years. Costs at the Company's mines located outside the United States were also higher due to the effects of a weaker U.S. dollar relative to other currencies in 2008 compared to 2007. Accretion and reclamation expense increased to $24.7 million in 2008 from $10.9 million in 2007. The accretion expense in 2008 was higher compared to 2007, largely due to a re-assessment of the reclamation provision on the assets related to the swap with Goldcorp, which occurred at the end of 2007.

Depreciation, depletion and amortization increased by 112% compared to the prior year, primarily related to the start-up of commercial operations at Kupol.

Earnings in 2008 were positively impacted by higher gold prices and higher gold equivalent ounces sold. However, earnings were negatively impacted by higher costs, higher tax expense and charges related to the impairment of goodwill and investments. Included in tax expense for the year is a charge of $20.7 million with respect to the 2003 and 2004 tax years, as a result of an assessment received from the Brazilian tax authorities related to disallowing deductions taken by a subsidiary of Kinross prior to Kinross acquiring 100% of the subsidiary.

Additionally, earnings in 2007 also include $184.6 million in gains on the disposal of assets.

During 2008 operating cash flow provided from operating activities increased by $102.4 million compared to 2007, primarily the result of higher operating earnings, largely offset by a build up of accounts receivable and inventory at Kupol due to the start up of commercial operations and a build up of inventory at Paracatu as a result of the mine expansion.

  2007 vs 2006

Earnings in 2007 improved when compared to 2006 due to a 17% higher average realized gold price and the acquisition of Bema, which contributed $17.8 million in earnings. Gains from the disposal of assets and investments contributed $184.6 million to earnings, compared to $47.4 million in 2006. The gains in 2007 include proceeds from the asset purchase and sale with Goldcorp Inc. ("Goldcorp") which contributed $138.3 million, and net gains on the disposal of investments which contributed $28.5 million. Charges related to the decline in market value of investments and other assets were $1.3 million in 2007 and $10.5 million in 2006.

Depreciation expenses increased in 2007 over 2006 as a result of additions to capital in 2006 and 2007 at all sites and in particular at Fort Knox, Round Mountain, Paracatu, Kettle River–Buckhorn and the PJV.

During 2007, cash flow from operating activities was $341.2 million, an increase from $292.0 million in 2006. Higher gold prices and higher production were the primary drivers behind the increase in cash flow in 2007, when the Company's average realized gold price was $697 per ounce. The increase in cash flow was partially offset by increases in operating costs, primarily for energy, fuel, labour and consumables.

During 2007, the acquisition of Bema added the additional 50% of the Maricunga mine in Chile not already owned by Kinross, added a 49% interest in the Cerro Casale property in Chile, and provided the Company with a significant, long-term asset in the Russian Federation in the Kupol project. The asset purchase and sale with Goldcorp late in 2007 resulted in the Company acquiring the 50% interest in La Coipa that Kinross did not already own and disposing of its

KINROSS 2008 Annual Report    26

interests in Musselwhite and PJV which were not strategic assets. Other non-core assets that were disposed of in 2007 included the Lupin mine. During 2006, this strategy resulted in the acquisition of Crown Resources Corporation ("Crown"), owner of the Buckhorn Property in Washington State, United States, near the Company's Kettle River mill and the disposition of the New Britannia mine, Blanket mine, Aquarius and George/Goose Lake properties. On January 25, 2008, the Company completed the sale of its interest in OAO Omolon Gold Mining Company, the owner of the Kubaka mine.

  Reserves

Kinross' total Proven and Probable Mineral Reserves at December 31, 2008 decreased by 970,000 ounces of gold to 45.6 million ounces from 46.6 million ounces at year-end 2007. Reserves were largely replaced at Kinross' producing operations. The net decrease is primarily due to the updated Cerro Casale pre-feasibility study that resulted in an 833,000 ounce decrease in mineral reserves, and a 55,000 ounce decrease as a result of the sale of the Julietta mine. Mineral reserves increased or remained the same at four of the nine gold properties with mineral reserves (Kettle River–Buckhorn, Round Mountain, Maricunga and Paracatu). Gold mineral reserves decreased at four gold properties, with the changes primarily due to mining depletion and engineering adjustments (Fort Knox, Crixás, La Coipa and Kupol).(1)

(1)
For details concerning mineral reserve and mineral resource estimates refer to the Mineral Reserves and Mineral Resources tables and notes at the end of this report.

KINROSS 2008 Annual Report    27

  2. Impact of Key Economic Trends

  Price of Gold – Four Year Price Performance

Gold Price History

Source: Reuters

The price of gold is the largest single factor in determining profitability and cash flow from operations, therefore, the financial performance of the Company has been, and is expected to continue to be, closely linked to the price of gold. Historically, the price of gold has been subject to volatile price movements over short periods of time and is affected by numerous macroeconomic and industry factors that are beyond the Company's control. Major influences on the gold price include currency exchange rate fluctuations and the relative strength of the U.S. dollar, the supply of and demand for gold and macroeconomic factors such as the level of interest rates and inflation expectations. During 2008, the price of gold hit a new all time high of approximately $1,030 per ounce. The low price for the year was $680 per ounce. The average price for the year based on the London PM Fix was $872 per ounce, a 25% increase over the 2007 average price of $695 per ounce. The major influences on the gold price during 2008 were continuing strong investment demand in both physical gold bars as well as gold linked instruments, further producer de-hedging, the global financial crisis that continues to unfold, and lower supply from gold mines.

Source: London Bullion Marketing Association London PM Fix, Company records

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  Gold Supply and Demand Fundamentals

Gold Supply

Source: GFMS 2007 Gold Survey

Global gold mine production in 2008 decreased 3.6% from 2007 production which is also lower than production in the 2005 through 2006 period. Mine supply is expected to decrease marginally in the near future, as production in South Africa continues to decline, and new mines are slow to come into production. Central banks' net sales of gold decreased by 42.5% in 2008. Central banks in the Washington Agreement reduced their selling activity, well below the 500 tonne annual threshold they have established amongst themselves. Central banks outside of the Washington Agreement were net purchasers of gold in 2008. Recycled gold increased by 13% over 2007 levels, supplying over 1,100 tonnes of gold to the market.

Overall, the limited supply of gold to the market has been a positive influence on the price of gold, as mine supply has been flat to falling slightly, and central banks have reduced their selling activity.

Gold Demand

Source: GFMS 2007 Gold Survey

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Gold prices rose significantly in many of the traditional gold market currencies such as the Indian Rupee and many far east currencies. Jewelry and fabrication demand was 8.1% lower than 2007 as a result of higher prices. While bar hoarding and investment demand helped to take up some of the slack created by lower fabrication demand, overall demand was 4.1% lower than in 2007. If the U.S. dollar continues to be strong and gold prices remain high, fabrication and jewelry demand are not expected to be strong in the coming year. Investment demand and bar hoarding will have to increase to keep the market balanced.

Gold Investment Demand

Source: Mitsui and Co., USA

Looking at the investment volume on futures exchanges and Exchange Traded Funds (ETF's), total demand for these products decreased by 4.7% from 1,755 tonnes to 1,673 tonnes during 2008. This demand is spread across several different products, including futures exchanges, and the new popular Exchange Traded Funds (ETF's) in North America, Europe, Australia, and South Africa. The chart above shows that in general demand for these products has been increasing, and this increase in demand has had a positive influence on the price of gold.

The Company generally has a "no gold hedge" policy. However, the Company may acquire gold and/or silver hedge or derivative product obligations as a result of an acquisition. A hedge program can protect the Company against future declines in price and can prevent the Company from benefiting from future price increases. Kinross realized slightly lower than the average market prices for gold from 2002 through 2006, as ounces necessary to satisfy gold hedge contracts at prices that were lower than average market prices were delivered into and recognized in revenue as the existing hedge contracts were closed out.

As a result of the acquisition of Bema, the Company acquired a portfolio of hedge contracts for gold and silver related to the Kupol project financing. Otherwise, Kinross is not actively engaged in hedging its exposure to prices for gold or silver.

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Kinross' Average and Realized Gold Price

Source: London Bullion Marketing Association London PM Fix

During 2008, average realized prices were also affected by the timing of production at our mines. Kupol began production in June, Kettle River–Buckhorn began production in October, and the Paracatu expansion in December. As production was more heavily weighted toward the second half of the year when prices were lower, the company realized below average gold prices.

  Inflationary Cost Pressures

The Company's profitability has been impacted by development and operating costs with respect to labour, energy and consumables in general. Since mining is generally an energy intensive activity, especially in open pit mining, energy prices can have a significant impact on operations. The cost of fuel as a percentage of operating costs varies amongst the Company's mines; however, all operations experienced higher fuel costs during the first half of 2008, largely attributable to higher crude oil prices. During the second half of 2008, energy prices tumbled as the global financial crisis unfolded. Strong investment demand for commodities reversed quickly, and the high price levels that had developed in many commodity sectors declined.

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West Texas Intermediate Crude Price History

Source: Reuters

In order to mitigate the impact of higher consumable prices, the Company continues to focus on continuous improvement by extending the life of capital assets and promoting a more efficient use of materials and supplies in general. The Company also actively hedges its exposure to energy costs through financial derivatives. This activity will likely result in energy costs that are higher than they would have been without hedging activity for 2009.

Exploration, development and operating activities have grown substantially in the mining and resource industries due to the continued strengthening of the gold price and other commodity prices. With the bursting of the commodity bubble, labour cost and labour availability constraints that were apparent in the market are no longer as great a concern.

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  Currency Fluctuations

Currency Exchange Rate Relative Performance Against U.S. Dollar

Source: Reuters

At the Company's non-U.S. operations, which are located in Brazil, Chile and Russia, a portion of operating costs and capital expenditures are denominated in their respective local currencies. Many of the currencies of the countries in which Kinross operates had strengthened against the U.S. dollar, as highlighted in the graph above. With the onset of the financial crisis, most of the currency gains on foreign currencies were reversed. Since January 2005, foreign exchange rates have performed as follows: Brazilian real (+17.9%) Canadian dollar (+1.3%), Russian rouble (-4.9%), Chilean peso (-9.7%). Over that same period gold prices have increased by 94.8%. Approximately 74% of the Company's expected production in 2009 is forecast to come from operations outside the U.S. and costs will continue to be exposed to foreign exchange rate movements. In order to manage this risk, the Company periodically uses currency hedges for certain foreign currency exposures.

  3. Outlook

The forward-looking information contained in this section is subject to the risk factors and assumptions contained in the Cautionary Statement on Forward-Looking Information included in this report.

Unless otherwise stated "attributable" production includes only Kinross' share of Kupol production (75%). Cost of sales per attributable gold equivalent ounce is defined as cost of sales as per the financial statements divided by the number of gold equivalent ounces sold, both reduced for Kupol sales attributable to a third-party 25% shareholder.

Key sensitivities

Approximately 55%-60% of the Company's costs are denominated in U.S. dollars.

A 10% change in foreign exchange could result in an approximate $5 impact in cost of sales per ounce.

A $10 change in the price of oil could result in an approximate $2 impact on cost of sales per ounce.

The impact on royalties of a $100 change in the gold price could result in an approximate $5 impact on cost of sales per ounce.

In 2009, Kinross expects to produce approximately 2.4 to 2.5 million of attributable gold equivalent ounces. This is an increase of approximately 32% over 2008 production and reflects the impact of new production from the Paracatu expansion, Kupol, and Kettle River–Buckhorn, offset somewhat by reduced production due to the sale of Julietta in 2008 and expected lower tonnages at Round Mountain in 2009.

KINROSS 2008 Annual Report    33

Cost of sales per attributable gold equivalent ounce is expected to average between $390 and $420 for the full year 2009. The cost of sales per ounce in 2009 is expected to be impacted by lower cost production from the Paracatu expansion, Kupol and Kettle River–Buckhorn.

On a by-product accounting basis, Kinross expects to produce 2.2 to 2.3 million ounces of gold and 12 to 12.5 million ounces of silver at an average cost of sales per gold ounce of $360 to $390.

Material assumptions used to forecast cost of sales are: a gold price of $750 per ounce, a silver price of $12.00 per ounce, an oil price of $75 per barrel, 2.10 Brazilian reais to the U.S. dollar, 1.20 Canadian dollars to the U.S. dollar, 28 Russian roubles to the U.S. dollar and 600 Chilean pesos to the U.S. dollar. Taking into account existing currency and oil hedges, a 10% change in foreign currency rates would be expected to result in an approximate $5 impact on our cost of sales per ounce, a $10 per barrel change in the price of oil would be expected to result in an approximate $2 impact on our cost of sales per ounce, and a $100 change in the price of gold would be expected to result in an approximate $5 impact on our cost of sales per ounce as a result of a change in royalties.

Capital expenditures for 2009 are expected to be approximately $475 million, including the impact of 2008 capital expenditure carry-overs of $15 million. Approximately $145 million relates to growth projects (primarily the Fort Knox heap leach project, Paracatu, and Cerro Casale), $57 million to pit development (Round Mountain, La Coipa and Maricunga), $50 million to mine development (Crixás, Kupol and Kettle River–Buckhorn), $18 million to leach pad development (Round Mountain and Maricunga), $40 million to tailings dam work (primarily Paracatu), and $150 million to sustaining capital expenditures.

Exploration and business development expenses for 2009 are forecast to be approximately $75 million, of which approximately $65 million will be allocated for exploration and corporate development, and $10 million for technical services and environment, health and safety.

General and administrative expense is forecasted to be $110 million in 2009.

  4. Developments

  Acquisition of Lobo-Marte

On December 16, 2008, Kinross completed the acquisition of a 40% interest in Minera Santa Rosa SCM from certain subsidiaries of Anglo American plc for an aggregate purchase price of $141.1 million. Minera owns 100% of the Lobo-Marte gold project located in the Maricunga district of Chile, roughly midway between the Maricunga and La Coipa mines. The acquisition was accounted for as an equity investment as at December 31, 2008 and includes transaction costs of $1.1 million.

On January 7, 2009, Kinross completed the 100% acquisition of Minera Santa Rosa SCM through the acquisition of the remaining 60% interest from Teck Cominco Limited ("Teck") for $40 million, 5.6 million shares of Kinross and a 1.75% net smelter royalty on 60% of future production, payable when the gold price is US$760 per ounce or more.

As of January 7, 2009, the financial statements of Minera Santa Rosa SCM are being consolidated.

  Acquisition of Aurelian

Kinross and Aurelian Resources Inc. ("Aurelian") announced on July 24, 2008 that their respective Boards of Directors had approved the terms of a friendly offer by Kinross to acquire 100% of the issued and outstanding common shares of Aurelian and that they had signed a Support Agreement pursuant to which Aurelian's Board of Directors had unanimously agreed to support the Kinross offer. On July 28, 2008, Kinross completed a purchase of 15 million Aurelian common shares pursuant to a private placement for a total subscription price of CAD$71.25 million, and concurrently mailed its offer and take-over bid circular to Aurelian shareholders. On September 30, 2008, the Company announced that pursuant to the offer, as amended by notices of extension dated September 4, 2008 and September 17, 2008, and the private placement, Kinross had acquired 94.29% of Aurelian's issued and outstanding common shares. Kinross immediately exercised its statutory rights under the Canada Business Corporation Act and compulsorily acquired the remaining common shares of Aurelian not deposited to the offer. Effective September 30, 2008, Aurelian became a wholly-owned subsidiary of Kinross. For each Aurelian common share, Kinross offered 0.317 of a Kinross common

KINROSS 2008 Annual Report    34

share, plus 0.1429 of a warrant, with each warrant entitling the holder to acquire one Kinross common share. The Kinross warrants have an exercise price of CAD$32.00 per Kinross common share and will expire in September 2013. Kinross issued 43.7 million shares, 4.1 million options and 19.7 million warrants pursuant to the transaction. Total consideration was $810 million which, net of cash acquired of $105 million, amounted to $705 million. The acquisition of Aurelian was accounted for as an asset purchase.

  Disposal of Julietta

Arian Resources Limited ("Arian"), a wholly-owned subsidiary of Kinross, entered into an Agreement dated August 8, 2008, with Yanskaya Mining and Geological Company, a subsidiary of Dukat Mining and Geological Company ("Yanskaya"). Yanskaya has purchased all of the shares held by Arian in Omsukchansk Mining and Geological Company ("OMGC"). The shares represent a 90% interest in OMGC whose assets include the Julietta mine in the Russian Federation. The Julietta mine was originally purchased as part of the Bema acquisition on February 27, 2007. The purchase price was $20.0 million. Arian received an additional cash payment for finished goods and supplies in transit and all of OMGC's cash was used to repay intercompany payables owing to Arian and its affiliates immediately prior to closing. In addition, there are deferred payments based on gold prices in 2009 and 2010 and deferred payments in 2011 and 2012 of $5.0 million based on specified production. The deferred payments based on the gold price have been accounted for as an embedded derivative and a mark-to-market gain has been recorded in the December 31, 2008 financial statements, whereas the deferred payments based on specified production have not been recognized due to their contingent nature. Yanskaya has further agreed to make $12.0 million in expenditures at the Julietta mine between the date of closing and January 1, 2011. The transaction closed on August 16, 2008 and resulted in a gain of approximately $3.0 million.

  Hammond Reef Project Interest

Kinross and Brett Resources Inc. ("Brett") entered into a purchase and sale agreement whereby Brett agreed to purchase Kinross' 40% interest in the Hammond Reef Project located near Atikokan, Ontario. Kinross and Brett were parties to an option agreement pursuant to which Brett earned a 60% interest in the project by incurring CAD$5 million in expenditures and issuing 1 million common shares to Kinross. In exchange for the remaining 40% interest in the Hammond Reef Project, Kinross received 14 million Brett shares and a 2% net smelter royalty on future production from the property. The transaction closed on July 31, 2008. Following completion, Kinross holds 17,095,313 common shares, representing approximately 26% of Brett's issued and outstanding common shares as at the closing date. In connection with the transaction, Brett and Kinross entered into a strategic alliance whereby Brett will spend up to CAD$2 million over a three-year period exploring and acquiring properties of interest in British Columbia and the Yukon Territory, in which Kinross may elect to obtain a 50% interest. The transaction resulted in a gain of $12.2 million. Commencing August 1, 2008, the Company began accounting for its investment in Brett using the equity method.

  Acquisition of Louisiana Land and Exploration Company Royalty

A royalty payment known as the Louisiana Land and Exploration Company Royalty ("LL&E Royalty") applies to Kinross' 50% interest in Round Mountain. The royalty rate is 3% of gross proceeds until the time that total royalties of $75.0 million are paid, and 1.5% thereafter. At December 31, 2008, cumulative royalties totaled $66.0 million. On January 23, 2008, the Company purchased the LL&E Royalty from ConocoPhillips. The purchase price was $26.5 million and the effective date of the purchase was January 1, 2008. On January 31, 2008, pursuant to the terms of the Round Mountain joint venture, the Company offered Barrick Gold Corporation ("Barrick") the opportunity to purchase 50% of the royalty, on a pro rata basis with Barrick's joint venture interest. On February 11, 2008, Barrick accepted the offer and the transaction closed on May 15, 2008 with an effective date of January 1, 2008.

  Disposal of Kubaka

On January 25, 2008 Kinam Magadan Gold Corporation, a wholly-owned subsidiary of the Company, completed the sale of its approximate 98.1% interest in OAO Omolon Gold Mining Company ("Omolon") to OAO Polymetal for a purchase price of $15.0 million, plus a variable royalty on future production from the Kubaka gold mine properties. Omolon's assets

KINROSS 2008 Annual Report    35

include the Kubaka gold mine and related mining licenses, located in the Magadan region in the far east of the Russian Federation. The Kubaka gold mine began commercial production in 1997 and ceased mining operations in 2005. A gain on disposition of $11.5 million was realized and recorded in the first quarter of 2008.

  Project Updates

  Paracatu expansion

The ramp-up in production at the Paracatu expansion is continuing, and throughput was 60% of design capacity at year-end. The SAG mill, crusher and flotation circuit is operating at expected levels of throughput. The ball mill grinding circuit is currently being adjusted and configured from both an instrumentation and flow control perspective to allow this circuit to operate at expected levels of throughput and recovery, and is expected to reach full capacity in the second quarter of 2009. We do not expect this to have an impact on previously stated guidance. As part of the expansion project, the Company plans to commence construction of a new tailing facility, subject to obtaining the required permit from the government authorities. In connection with the permit application process, the Company has been negotiating with local parties, State and Federal Public Attorneys and the federal land management agency to acquire all necessary ownership rights to lands required to build and operate the tailing facility. In order to commence construction of the new tailing facility by the second quarter of 2009, a state agency must approve and grant the permit by the end of April 2009. Construction is scheduled over a two-year period. For a more detailed discussion on the status of the permitting process, the acquisition of ownership rights to the lands required for the construction and operation of the new tailing facility and related risk factors, please refer to the "Kinross Material Properties – Paracatu, Brazil" and "Risk Factors" sections of the Company's Annual Information Form dated March 31, 2009, filed on www.sedar.com and available on the Company website at www.kinross.com.

  Fort Knox Project

Construction of the leach pad will be completed during the 2009 construction season, with work expected to begin in May. Approximately 78% of the initial phase of the leach pad was completed during the 2008 construction season. The carbon-in-column circuit to recover gold from the pregnant solution from the heap leach operation will be completed and commissioned during the second quarter of 2009. Start-up of leaching operations is scheduled to commence in the third quarter of 2009.

  Lobo-Marte

As a previously operating mine located in close proximity to Kinross' existing sites, Lobo-Marte has several advantages in moving forward. There is road access to the site, water rights, and the initial Marte pit was previously established. Kinross, with operations in the area, has considerable experience in high altitude leaching, an existing administrative centre in Copiapó, and access to an experienced workforce.

The Lobo-Marte project team has been assembled, and a detailed initial program of work has been laid out to apply for drilling permits, gather baseline environmental data, and start pre-feasibility study work.

The Company plans a $3 million infill drilling program in 2009 to gather metallurgical samples. The pre-feasibility study is expected to be completed by year-end. The study will evaluate project alternatives, determine project economics, and finalize design concepts. The Company expects to have established a definitive timetable for project development by 2009.

  Fruta del Norte

On January 29, 2009, the new Ecuadorian Mining Law took effect. The Company has since commenced discussions with government authorities to obtain permits that are necessary in order to commence its infill drilling program and to advance the project in other areas.

Two drills are on site at Fruta del Norte, which will be immediately deployed on an 8,000-meter infill drilling campaign once the necessary permits are obtained. The infill drilling program itself is expected to take about three months to

KINROSS 2008 Annual Report    36

complete. Assuming all requisite permits are obtained, Kinross plans to spend $45 million in Ecuador this year, part of which will be dedicated to upgrading mineral resources and supporting a pre-feasibility study at Fruta del Norte.

  Cerro Casale

At Cerro Casale, an updated pre-feasibility study has been completed which updates prior assumptions and has identified a number of opportunities for enhanced economics. These assumptions and further technical work will be contained in a full feasibility study currently in progress, with targeted completion in the third quarter of 2009.

Kinross and Barrick Gold Corporation have agreed in principle to the terms of the shareholders' agreement governing the Cerro Casale joint venture. The agreement reflects a new ownership structure which will result in the parties each owning a 50% interest in Cerro Casale. The agreement is expected to be executed by the Company and Barrick following a reorganization of the Cerro Casale corporate ownership structure.

  Other projects

The Company continues to evaluate opportunities to increase throughput and extend mine life at existing operations. At Maricunga, new trucks are expected to be delivered in March which will allow the Company to begin pre-stripping to develop the new Pancho pit.

  Junior equity investment initiative

Kinross has been pursuing a strategy of acquiring equity positions as a long-term partner in promising junior companies on a select basis, in order to maximize exposure to new prospects and growth opportunities at a relatively small capital investment. In the fourth quarter of 2008, Kinross increased its interest in Victoria Gold Corp., a gold-focused, growth-oriented exploration company with 17 exploration properties in Nevada, to approximately 28% of Victoria's total non-diluted outstanding shares. In the fourth quarter Kinross also participated in private equity placements by BCGold Corp., Underworld Resources, Oro Silver, and Rye Patch Gold, in order to maintain its pro-rata share in these companies.

  Agreement with Polyus Gold

On January 26, 2009 Kinross signed a non-binding agreement with Polyus Gold regarding the Nezhdaninskoye deposit located in the Republic of Sakha (Yakutia) in the Russian Federation. Under the terms of the agreement, Kinross has six months to review the Nezhdaninskoye project and decide if it wishes to proceed with a feasibility study. If Kinross elects to proceed, it will enter into a joint venture agreement with Polyus to undertake a feasibility study over the following 18 months.

  Credit Facility

As at December 31, 2008, the Company had in place a revolving credit facility in the amount of $300.0 million, and a $131.8 million term loan. The maturity of the revolving credit facility is August 18, 2010. The revolving credit facility supports the Company's liquidity and letters of credit requirements and is secured by the assets of the Fort Knox mine as well as by the shares of various wholly-owned subsidiaries. As at December 31, 2008, the Company had drawn $146.0 million in the form of letters of credit. The $131.8 million term loan supports the Paracatu expansion project in Brazil and matures on February 18, 2012. As of December 31, 2008, the Company was in compliance with the credit facility's various covenants.

  Issue of Equity

On February 5, 2009, the Company completed a public offering of common shares at a price of US$17.25 per common share. The offering resulted in a total of 24,035,000 common shares being issued for gross proceeds of US$414.6 million.

The Company intends to use the net proceeds of approximately $396 million from the offering to enhance its capital position following the funding of recent acquisitions and for general corporate purposes.

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  Issue of Convertible Senior Notes

On January 29, 2008, the Company issued $460.0 million aggregate principal amount of 1.75% Convertible Senior Notes due March 15, 2028 with a conversion price of $28.48, subject to adjustment. Net proceeds from the transaction after fees and commissions were $449.9 million. Interest on the notes is payable in cash semi-annually. The Convertible Senior Notes are convertible into Kinross common shares at the option of the holder on or after December 15, 2027 at a rate of $28.48 per share of Kinross common stock, subject to adjustment. The Convertible Senior Notes may be converted, at the same conversion rate and at the option of the holder, prior to December 15, 2027 if certain events occur, including Kinross common shares trading at a level greater than 130% of the effective conversion price of the Convertible Senior Notes for any 20 trading days during the 30 consecutive trading day period ending on the last trading day of each calendar quarter ending on or after June 30, 2008. The Convertible Senior Notes are redeemable by the Company, in whole or part, for cash at any time on or before March 20, 2013, at a redemption price equal to par plus accrued and unpaid interest, if any, to the redemption date. Holders may require Kinross to repurchase the Convertible Senior Notes at a purchase price equal to par plus accrued and unpaid interest, if any, to the repurchase date, on March 15, 2013, March 15, 2018 and March 15, 2023, or upon certain fundamental changes. Subject to certain conditions, Kinross may deliver, in lieu of cash, Kinross common shares, or a combination of cash and Kinross common shares, in satisfaction of the purchase price.

  Adoption of Shareholders' Rights Plan

A shareholders' rights plan (the "Old Plan") was ratified by the shareholders of the Company at the Company's 2006 annual and special shareholders' meeting. The Old Plan was adopted to ensure that the Board of Directors and shareholders of the Company have sufficient time to properly evaluate a take-over bid or pursue other alternatives. A new shareholder rights plan was adopted by the Company's Board on February 18, 2009. The plans are described in greater detail in Notes 13 and 21 to the accompanying financial statements.

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  5. Consolidated Results of Operations

	Year ended December 31,			2008 vs 2007			2007 vs 2006
(in millions, except ounces, per share amounts, gold price and cost of sales per equivalent ounce)	2008	2007	2006	Change	% Change		Change	% Change

Operating Statistics
Total gold equivalent ounces (a)
Produced (b)	1,994,674	1,589,321	1,476,329	405,353	26%		112,992	8%
Sold (b)	1,888,954	1,575,940	1,510,836	313,014	20%		65,104	4%
Attributable gold equivalent ounces (c)
Produced (b)	1,838,038	1,589,321	1,476,329	248,717	16%		112,992	8%
Sold (b)	1,756,056	1,575,940	1,510,836	180,116	11%		65,104	4%
Gold ounces sold	1,694,128	1,404,880	1,416,797	289,248	21%		(11,917)	(1%	)
Silver ounces sold (000)	11,815	8,794	4,864	3,021	34%		3,930	81%
Average realized gold price ($/ounce)	$857	$697	$598	160	23%		99	17%
Financial Data
Metal sales	$1,617.0	$1,093.0	$905.6	$524.0	48%		$187.4	21%
Cost of sales (c)	$768.8	$580.3	$481.7	$188.5	32%		$98.6	20%
Accretion and reclamation expense	$24.7	$10.9	$33.5	$13.8	127%		$(22.6)	(67%	)
Depreciation, depletion and amortization	$273.8	$129.3	$108.3	$144.5	112%		$21.0	19%
Impairment charges – Goodwill	$994.1	$–	$–	$994.1	nm		$–	nm
Operating earnings (loss)	$(611.6)	$226.9	$164.6	$(838.5)	(370%	)	$62.3	38%
Net earnings (loss)	$(807.2)	$334.0	$165.8	$(1,141.2)	(342%	)	$168.2	101%

(a)
"Total" includes 100% of Kupol production.

(b)
Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each year. The ratios were: 2008 – 58.17:1, 2007 – 51.51:1, 2006 – 52.28:1.

(c)
"Attributable" includes Kinross' share of Kupol production and sales (75%).

(d)
"nm" means not meaningful.

Unless otherwise stated "attributable" production includes only Kinross' share of Kupol production (75%).

  2008 vs 2007

In 2008, Kinross' share of attributable production was 1,838,038 gold equivalent ounces, up from 1,589,321 ounces in the same period of 2007. The increase of 248,717 ounces was primarily related to the start-up of operations at Kupol. For the year, Kinross' 75% share of production from Kupol was 469,907 gold equivalent ounces. The increase in production was partially offset by lower production from Round Mountain due to lower grades and reduced performance of the heap leach pads. In 2007, gold equivalent ounces produced included 215,291 ounces from PJV and Musselwhite, operations that were sold in December 2007. In 2008, Kinross sold 1,888,954 gold equivalent ounces, 20% higher than the 1,575,940 ounces sold in 2007. The increase was due to the sale of production from Kupol offset to some extent by the impact of the sale of PJV and Musselwhite in December 2007, and lower production from Round Mountain.

Metal sales increased to $1,617.0 million in 2008 as compared to $1,093.0 million in 2007 due to the higher realized gold price and more ounces sold. Cost of sales increased by $188.5 million primarily due to: 1) higher ounces sold; 2) higher prices for energy, labour and consumables; and 3) the impact of strengthening currencies, most significantly the appreciation of the Brazilian real against the U.S. dollar. Depreciation, depletion and amortization was higher than the comparable period in the prior year largely due to the beginning of depreciation of Kupol and higher depreciation from La Coipa, a result of the acquisition of the remaining 50% in December 2007. Net earnings were negatively impacted by higher cost of sales, higher general and administrative costs, higher tax expense and charges related to the impairment of goodwill and investments. During the Company's annual goodwill impairment testing it was determined that a portion of the carrying value of goodwill at Kupol, Maricunga and Quebrada Seca was in excess of, and was written down to, their fair value. Included in tax expense for the year is a charge of $20.7 million with respect to the 2003 and 2004 tax years, as a result of an assessment received from the Brazilian tax authorities related to disallowing deductions taken by a subsidiary of Kinross prior to Kinross acquiring 100% of the subsidiary.

Earnings in 2007 included $184.6 million in gains on the disposal of assets.

KINROSS 2008 Annual Report    39

  2007 vs. 2006

Gold equivalent ounces sold in 2007 increased to 1,575,940 ounces compared to 1,510,836 ounces in 2006. This was primarily the result of the Bema acquisition which provided the Company with gold equivalent ounces from the additional 50% interest in the Maricunga mine and the 90% interest in the Julietta mine.

Revenue increased to $1,093.0 million from $905.6 million primarily due to a realized gold price that was 17% higher than in 2006, and a 4% increase in the number of gold equivalent ounces sold. The Company realized an average gold price of $697 per ounce in 2007 compared to $598 per ounce in 2006.

Operating earnings increased to $226.9 in 2007 from $164.6 million in 2006, driven by a higher gold price and increased gold equivalent ounces sold, offset in part by increases in the costs of production.

Impairment charges on investments and other assets were $1.3 million in 2007, compared to $10.5 million in 2006. There were no impairment charges related to goodwill or property, plant and equipment in 2007 or 2006.

Net earnings of $334.0 million, or $0.60 per share (basic), were negatively impacted by a tax provision of $73.8 million compared to a tax provision of $25.9 million in 2006. Net gains on the disposal of assets and investments of $184.6 million contributed to improved net earnings in 2007 compared to net gains of $47.4 million recorded in 2006. Investments accounted for under the equity method were acquired in the Bema acquisition and losses related to those investments lowered net earnings by $11.1 million.

General and administrative expenses rose to $69.6 million in 2007 from $52.1 million in 2006 as a result of higher performance-based compensation costs, the appreciation of the Canadian dollar as compared to the U.S. dollar, higher personnel costs, costs related to the Bema acquisition, and additional travel, consulting and technology costs.

KINROSS 2008 Annual Report    40

  Operating Earnings (Loss) by Segment

	Year ended December 31,			2008 vs 2007			2007 vs 2006
(in millions)	2008	2007	2006	Change	% Change		Change	% Change

Fort Knox	$102.3	$77.3	$77.2	$25.0	32%		$0.1	0%
Round Mountain	76.8	105.1	93.7	(28.3)	(27%	)	11.4	12%
Paracatu	70.2	38.3	26.0	31.9	83%		12.3	47%
La Copia (a)	38.7	58.7	25.1	(20.0)	(34%	)	33.6	134%
Maricunga (b)	(180.5)	39.5	22.1	(220.0)	nm		17.4	79%
Kettle River–Buckhorn	(6.6)	(8.0)	(4.3)	1.4	nm		(3.7)	(86%	)
Crixás	35.0	29.5	26.2	5.5	19%		3.3	13%
Kupol	(479.9)	(3.3)	–	(476.6)	nm		(3.3)	nm
Porcupine Joint Venture	–	9.1	18.6	(9.1)	nm		(9.5)	(51%	)
Musselwhite	–	3.5	(1.2)	(3.5)	nm		4.7	392%
Julietta (c)	(3.0)	(8.0)	–	5.0	63%		(8.0)	nm
Fruta del Norte	(4.8)	–	–	(4.8)	nm		–	nm
Cerro Casale	(0.1)	–	–	(0.1)	nm		–	nm
Corporate and Other (d)	(259.7)	(114.8)	(118.8)	(144.9)	(126%	)	4.0	3%

Total	$(611.6)	$226.9	$164.6	$(838.5)	(370%	)	$62.3	38%

(a)
As a result of the Goldcorp asset swap transaction, the results of operations (excluding tonnes of ore mined and processed) reflect the Company's 50% ownership up to December 21, 2007 and 100% thereafter.

(b)
Includes results of operations from the 50% of the Maricunga mine acquired from Bema on February 27, 2007.

(c)
Includes results of operations from the Julietta mine acquired from Bema on February 27, 2007 and was sold on August 16, 2008.

(d)
"Corporate and Other" includes operating costs which are not directly related to individual mining properties such as general and administrative expenditures, gains on disposal of assets and investments and other operating costs, and includes Kubaka.

(e)
"nm" means not meaningful.

  Mining Operations

  Fort Knox (100% ownership and operator) – USA

	Year ended December 31,			2008 vs 2007			2007 vs 2006
	2008	2007	2006	Change	% Change		Change	% Change

Operating Statistics
Tonnes ore mined (000's)	27,112	20,518	14,514	6,594	32%		6,004	41%
Tonnes processed (000's)	13,769	12,722	13,462	1,047	8%		(740)	(5%	)
Grade (grams/tonne)	0.88	0.96	0.90	(0.08)	(8%	)	0.06	7%
Recovery	81.8%	86.6%	85.7%	(4.8% )	(6%	)	0.9%	1%
Gold equivalent ounces:
Produced	329,105	338,459	333,383	(9,354)	(3%	)	5,076	2%
Sold	330,898	330,977	342,455	(79)	(0%	)	(11,478)	(3%	)
Financial Data (in millions)
Metal sales	$290.3	$230.0	$208.3	$60.3	26%		$21.7	10%
Cost of sales (a)	152.4	113.9	102.9	38.5	34%		11.0	11%
Accretion and reclamation expense	1.2	1.1	1.3	0.1	9%		(0.2)	(15%	)
Depreciation, depletion and amortization	29.7	32.2	25.0	(2.5)	(8%	)	7.2	29%

	107.0	82.8	79.1	24.2	29%		3.7	5%
Exploration	2.7	4.4	1.4	(1.7)	(39%	)	3.0	214%
Other	2.0	1.1	0.5	0.9	82%		0.6	120%

Segment earnings	$102.3	$77.3	$77.2	$25.0	32%		$0.1	0%

(a)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

KINROSS 2008 Annual Report    41

The Company has been operating the Fort Knox mine, located near Fairbanks, Alaska, since it was acquired in 1998.

  2008 vs. 2007

Tonnes of ore mined during 2008 were higher than 2007 due to the addition of mining equipment and the stockpiling of lower grade heap leach ore during 2008, in anticipation of building the heap leach. Tonnes processed were higher due to stockpiling of SAG mill pebbles and certain improvements made to the mill liners. Recovery declined during 2008 due to more refractory ore. Gold equivalent ounces produced were lower for 2008 compared to 2007 as higher tonnes processed did not offset lower grades and recoveries.

Metal sales increased over the prior year primarily due to higher metal prices. Cost of sales increased by 34%, primarily due to higher personnel costs resulting from additional employees and inflationary pressures, which increased the cost of electricity, diesel fuel and consumables compared to the prior year. Depreciation, depletion and amortization was lower than in 2007 as reserves increased, thereby increasing the base upon which the majority of depreciation is calculated.

  2007 vs. 2006

During 2007, the quantity of ore mined increased 41% over 2006 levels as lower grade ore was stockpiled in 2007, to be used in the heap leach process once the new leach pad is constructed and commissioned. Tonnes of ore processed decreased 5% in 2007 but a higher grade and recovery rate were achieved, due to improved mine sequencing and planning, compared to 2006. Overall, this resulted in a 2% increase in ounces produced in 2007 compared to 2006. Gold equivalent ounces sold were down 3% from 342,455 ounces in 2006 to 330,977 ounces in 2007. This was primarily due to a shipment of approximately 12,000 ounces late in 2007 that were recognized in metal sales in the 2008 fiscal year.

Metal sales revenue increased 10% in 2007 when compared to 2006, reflecting a 17% higher realized gold price as compared to 2006, offset in part by a reduction in the quantity of gold equivalent ounces sold. Cost of sales was negatively impacted by higher costs for consumables, including fuel, power and tires. Depreciation, depletion and amortization expense increased due to the Phase VI expansion coming into production in late 2006. The increase in exploration costs to $4.4 million reflects the increased drilling activity at Fort Knox.

  Round Mountain (50% ownership and operator; Barrick 50% ownership) – USA

	Year ended December 31,			2008 vs 2007			2007 vs 2006
	2008	2007	2006	Change	% Change		Change	% Change

Operating Statistics (a)
Tonnes ore mined (000's)	26,227	23,385	21,488	2,842	12%		1,897	9%
Tonnes processed (000's)	37,368	36,990	43,436	378	1%		(6,446)	(15%	)
Grade (grams/tonne)	0.47	0.51	0.65	(0.04)	(8%	)	(0.14)	(22%	)
Gold equivalent ounces:
Produced	246,946	302,971	335,115	(56,025)	(18%	)	(32,144)	(10%	)
Sold	242,652	300,222	349,497	(57,570)	(19%	)	(49,275)	(14%	)
Financial Data (in millions)
Metal sales	$213.7	$208.2	$211.7	$5.5	3%		$(3.5)	(2%	)
Cost of sales (b)	112.9	94.9	99.4	18.0	19%		(4.5)	(5%	)
Accretion and reclamation expense	1.1	0.6	1.7	0.5	83%		(1.1)	(65%	)
Depreciation, depletion and amortization	22.2	6.2	11.9	16.0	258%		(5.7)	(48%	)

	77.5	106.5	98.7	(29.0)	(27%	)	7.8	8%
Exploration	0.7	1.4	5.0	(0.7)	(50%	)	(3.6)	(72%	)

Segment earnings	$76.8	$105.1	$93.7	$(28.3)	(27%	)	$11.4	12%

(a)
Due to the nature of heap leach operations, recovery rates cannot be accurately measured.

(b)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

KINROSS 2008 Annual Report    42

The company acquired its ownership interest in the Round Mountain open pit mine, located in Nye county, Nevada, with the acquisition of Echo Bay Mines Ltd. ("Echo Bay") on January 31, 2003.

  2008 vs. 2007

Tonnes of ore mined during 2008 were higher than 2007 due to mine sequencing. The grade at Round Mountain decreased as a result of the pit expansion. Lower grades and the decline in the performance of the aging pads resulted in lower gold equivalent ounces produced in 2008 compared to the same period in 2007.

Metal sales were in-line with metal sales in 2007 as higher metal prices were largely offset by the decrease in ounces sold, as a result of lower production. Cost of sales increased in 2008 compared to 2007 due to increases in the price of diesel, personnel, other consumables and higher revenue-based royalties. Depreciation, depletion and amortization expense increased due to amortization of the pit expansion which commenced in 2008 and the amortization of the LL&E Royalty which was acquired during the first quarter of 2008.

  2007 vs. 2006

A pit expansion in 2006 contributed to an additional 9% of tonnes of ore mined in 2007 compared to 2006. However, the tonnes of ore processed decreased by 15% as remaining stockpiles were used, and the grade declined to 0.51 grams per tonne from 0.65 grams per tonne in 2006 resulting in an overall reduction in gold equivalent ounces produced of 10% from 2006 levels. These factors led to a decrease in gold equivalent ounces sold to 300,222 ounces from 349,497 ounces in 2006.

Despite the 14% decrease in gold equivalent ounces sold, metal sales revenue decreased only 2% to $208.2 million in 2007 as compared to $211.7 million in 2006 due primarily to a 17% increase in realized gold price. Cost of sales in 2007 was down $4.5 million or 5% lower than in 2006 reflecting the lower number of gold equivalent ounces sold, offset in part by higher costs for fuel, revenue-based royalties, operating materials and labour. Depreciation, depletion and amortization decreased by 48% to $6.2 million in 2007 as reserves were increased, thereby increasing the base upon which the majority of depreciation is calculated. Exploration costs decreased by 72% in 2007 as compared to 2006 as the underground drilling program carried out in 2006 was completed in early 2007.

  Paracatu (100% ownership and operator) – Brazil

	Year ended December 31,			2008 vs 2007			2007 vs 2006
	2008	2007	2006	Change	% Change		Change	% Change

Operating Statistics
Tonnes ore mined (000's)	20,575	19,883	17,637	692	3%		2,246	13%
Tonnes processed (000's)	20,307	19,285	18,137	1,022	5%		1,148	6%
Grade (grams/tonne)	0.39	0.37	0.38	0.02	5%		(0.01)	(3%	)
Recovery	74.2%	76.1%	76.8%	(1.9% )	(2%	)	(0.7% )	(1%	)
Gold equivalent ounces:
Produced	188,156	174,987	174,254	13,169	8%		733	0%
Sold	183,115	175,009	173,821	8,106	5%		1,188	1%
Financial Data (in millions)
Metal sales	$161.4	$121.7	$104.1	$39.7	33%		$17.6	17%
Cost of sales (a)	82.4	65.2	57.7	17.2	26%		7.5	13%
Accretion and reclamation expense	1.2	0.7	0.9	0.5	71%		(0.2)	(22%	)
Depreciation, depletion and amortization	16.3	13.2	12.5	3.1	23%		0.7	6%

	61.5	42.6	33.0	18.9	44%		9.6	29%
Exploration	–	0.7	1.5	(0.7)	(100%	)	(0.8)	(53%	)
Other	(8.7)	3.6	5.5	(12.3)	(342%	)	(1.9)	(35%	)

Segment earnings	$70.2	$38.3	$26.0	$31.9	83%		$12.3	47%

(a)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

KINROSS 2008 Annual Report    43

The Company acquired a 49% ownership interest in the Paracatu open pit mine, located in the State of Minas Gerais, Brazil, in the acquisition of TVX on January 31, 2003. On December 31, 2004, the Company completed the purchase of the remaining 51% of Paracatu from Rio Tinto Plc.

  2008 vs 2007

Tonnes of ore processed were slightly higher than the prior year due to the start-up of the expansion project in December. Gold equivalent ounces produced during 2008 were higher than 2007, a result of the combination of slightly higher throughput and grades. The increase in equivalent gold ounces sold during this period was primarily due to higher production, a result of improved recoveries in the old plant.

Upon reaching certain minimum levels of production in December of 2008, the mine expansion was considered to be in operation with production of approximately 8,000 ounces.

Metal sales for 2008 were higher than in the same period of 2007 due to higher gold prices, as well as the 5% increase in gold equivalent ounces sold in 2008. Cost of sales increased due to the increased cost of consumables, the higher level of ounces sold in 2008, higher costs for diesel fuel and electricity as well as royalties and foreign exchange rates as the Brazilian real was stronger in 2008 compared to 2007. In other expenses, a reversal of an accrual for an uncertain tax position was recorded in the net amount of $11.5 million upon receipt of a successful appeal for the reassessment of payments made which related to value-added taxes for the years 1999-2002.

  2007 vs 2006

As a result of the decision to mine softer ore in late 2006, tonnes of ore mined and processed increased 13% and 6%, respectively, in 2007 when compared to 2006. This increase in the quantity of softer material was at a slightly lower grade of ore and lower recovery rates, but enabled the mine to maintain gold equivalent production and sales at 2006 levels.

Metal sales increased 17% to $121.7 million reflecting a higher average gold price in 2007 as compared to 2006. Cost of sales increased by $7.5 million in 2007 from the prior year to $65.2 million due to higher costs for labour and consumables, and a 17% appreciation of the Brazilian real against the U.S. dollar.

KINROSS 2008 Annual Report    44

  La Coipa (100% ownership and operator) – Chile (d)

	Year ended December 31,			2008 vs 2007			2007 vs 2006
	2008	2007	2006	Change	% Change		Change	% Change

Operating Statistics
Tonnes ore mined (000's) (a)	2,350	3,774	2,751	(1,424)	(38%	)	1,023	37%
Tonnes processed (000's) (a)	4,918	3,546	5,126	1,372	39%		(1,580)	(31%	)
Grade (grams/tonne)
Gold	1.02	1.11	0.95	(0.09)	(8%	)	0.16	17%
Silver	58.33	180.09	94.31	(121.76)	(68%	)	85.78	91%
Recovery
Gold	80.6%	76.1%	79.4%	4.5%	6%		(3.3% )	(4%	)
Silver	61.2%	70.2%	64.4%	(9.0% )	(13%	)	5.8%	9%
Gold equivalent ounces: (b)
Produced	226,293	197,554	155,180	28,739	15%		42,374	27%
Sold	234,759	193,731	154,192	41,028	21%		39,539	26%
Silver ounces produced (000)	5,686	7,548	4,765	(1,862)	(25%	)	2,783	58%
Silver ounces sold (000)	6,261	7,632	4,346	(1,371)	(18%	)	3,286	76%
Financial Data (in millions)
Metal sales	$206.6	$134.7	$94.0	$71.9	53%		$40.7	43%
Cost of sales (c)	114.7	52.1	47.6	62.6	120%		4.5	9%
Accretion and reclamation expense	7.9	1.1	0.9	6.8	618%		0.2	22%
Depreciation, depletion and amortization	38.8	19.6	16.9	19.2	98%		2.7	16%

	45.2	61.9	28.6	(16.7)	(27%	)	33.3	116%
Exploration	3.7	2.7	2.0	1.0	37%		0.7	35%
Other	2.8	0.5	1.5	2.3	460%		(1.0)	(67%	)

Segment earnings	$38.7	$58.7	$25.1	$(20.0)	(34%	)	$33.6	134%

(a)
Tonnes of ore mined/processed represents 100% of mine production.

(b)
Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each year. The ratios were: 2008 – 58.17:1, 2007 – 51.51:1, 2006 – 52.28:1.

(c)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

(d)
As a result of the Goldcorp asset swap transaction, the results of operations (excluding tonnes ore mined and processed) reflect the Company's 50% ownership up to December 21, 2007 and 100% thereafter.

The Company acquired its original 50% ownership interest in the La Coipa open pit mine in the acquisition of TVX Gold Inc. ("TVX") on January 31, 2003. In the second quarter of 2006, Goldcorp acquired the 50% interest in the mine from Barrick Gold Corporation ("Barrick"), which had previously acquired its interest as part of its purchase of Placer Dome Inc. ("Placer Dome"). On December 21, 2007 the Company completed the asset purchase and sale agreement with Goldcorp whereby the interest in the PJV and Musselwhite were sold and the remaining 50% interest in La Coipa was acquired. Therefore, results of operations of La Coipa reflect Kinross' original 50% interest for the full year in 2007 and the acquired 50% from December 22, 2007. Included in the results of La Coipa is its 65% interest in the Puren deposit.

  2008 vs 2007

Tonnes of ore mined in 2008 were lower compared to 2007, because of a pit wall failure in Coipa Norte pit during January 2008, resulting in stockpiled ore being processed through the mill instead. Access to Coipa Norte pit was re-established during the middle of the year and mining of ore and waste recommenced. The grades were lower as the ore processed in 2008 was sourced from the Coipa Norte pit as well as lower grade stockpiles compared to the higher grade ore from the Puren pit, which was processed in 2007.

KINROSS 2008 Annual Report    45

Metal sales increased by 53% during 2008 primarily due to the additional 50% interest acquired through the Goldcorp asset swap transaction in December 2007, as well as the positive impacts of a higher gold price during the period as well as higher volumes of gold equivalent ounces sold, partially offset by a lower volume of silver ounces sold during the period. Cost of sales increased primarily due to higher maintenance costs, and higher energy costs for diesel fuel and electricity and Kinross' additional interest in La Coipa in 2008 compared to 2007. There was an increase in accretion and reclamation expense as well as an increase in depreciation, depletion and amortization expense reflecting Kinross' additional interest in La Coipa in 2008 compared to 2007.

  2007 vs 2006

During 2007, the total tonnes of ore mined increased 37% from 2006 levels due to the Puren pit expansion. Tonnes of ore processed decreased 31% compared to the same period in 2006 due to the need to reduce the rate of processing the higher grade silver-bearing material from the Puren pit. An improved silver grade of 180.09 grams per tonne in 2007 compared to 94.31 grams per tonne in 2006 reflects the high grade obtained from the Puren pit, which was the primary source of ore in 2007 as compared to the La Coipa pit, which was primarily mined in 2006. Overall, the result of higher grade silver and a lower quantity of ore processed was a 27% and 26% increase in gold equivalent ounces produced and sold, respectively, in 2007 as compared to 2006.

The 43% increase in metal sales to $134.7 million in 2007 from $94.0 million in 2006 reflects the increase in gold equivalent ounces sold and a higher realized gold price. Cost of sales increased 9% from 2006 to 2007 due to higher processing costs associated with the Puren pit ore, higher insurance and wage costs and the strengthening of the Chilean peso as compared to the U.S. dollar. Higher depreciation, depletion and amortization costs in 2007 were the result of higher production. The exploration expense increase in 2007 of $0.7 million was primarily due to exploration royalty costs.

  Maricunga (a) (100% ownership and operator; 2007 and 2006: 50% ownership and operator) – Chile

	Year ended December 31,			2008 vs 2007		2007 vs 2006
	2008	2007	2006	Change	% Change	Change	% Change

Operating Statistics (a) (b)
Tonnes ore mined (000's) (c)	14,971	14,333	14,832	638	4%	(499)	(3%	)
Tonnes processed (000's) (c)	15,027	13,691	14,721	1,336	10%	(1,030)	(7%	)
Grade (grams/tonne)	0.76	0.73	0.70	0.03	4%	0.03	4%
Gold equivalent ounces:
Produced	223,341	205,750	116,868	17,591	9%	88,882	76%
Sold	221,882	204,922	115,198	16,960	8%	89,724	78%
Financial Data (in millions)
Metal sales	$184.8	$144.6	$69.7	$40.2	28%	$74.9	107%
Cost of sales (d)	125.5	91.7	39.3	33.8	37%	52.4	133%
Accretion and reclamation expense	0.4	0.3	(1.0)	0.1	33%	1.3	(130%	)
Depreciation, depletion and amortization	17.8	11.9	7.0	5.9	50%	4.9	70%

	41.1	40.7	24.4	0.4	1%	16.3	67%
Exploration	1.4	1.2	1.8	0.2	17%	(0.6)	(33%	)
Impairment charge – Goodwill	220.2	–	0.5	220.2	nm	(0.5)	nm

Segment earnings (loss)	$(180.5)	$39.5	$22.1	$(220.0)	nm	$17.4	79%

(a)
As a result of the purchase of Bema, the results of operations (excluding tonnes ore mined and processed) reflect the Company's 50% ownership up to February 27, 2007 and 100% ownership thereafter.

(b)
Due to the nature of heap leach operations, recovery rates cannot be accurately measured.

(c)
Tonnes of ore mined/processed represents 100% of mine production.

(d)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

(e)
"nm" means not meaningful.

KINROSS 2008 Annual Report    46

Kinross acquired its original 50% interest in the Maricunga open pit mine (formerly known as the Refugio mine), located 120 kilometres northeast of Copiapó, Chile in 1998. On February 27, 2007, Kinross acquired the remaining 50% interest in Maricunga from Bema. Therefore, results are reported on a 100% basis from February 28, 2007.

  2008 vs. 2007

Tonnes of ore processed during 2008 were higher due to an increase in plant availability and fewer lost days of production due to weather. Gold equivalent ounces produced were higher in 2008 primarily due to higher tonnes processed and a slightly higher gold grade.

Metal sales in 2008 increased compared to 2007 due to the combination of higher gold prices, an 8% increase in gold equivalent ounces sold and Kinross' additional interest in Maricunga for the full year compared to ten months in 2007. Cost of sales increased due to higher costs of energy, consumables, labour and higher revenue-based royalties. Additionally, cost of sales were higher due to Kinross' additional interest in Maricunga for the full year compared to ten months in 2007.

In 2008, as a result of the annual impairment test for goodwill, it was determined that the carrying value of goodwill exceeded its fair value and an impairment charge of $220.2 million was recorded.

  2007 vs. 2006

Total tonnes of ore mined at Maricunga decreased 3% in 2007 from 2006 levels. Tonnes processed however, were down 7% in the same period as a result of weather-related closures in the second and third quarters of 2007 and conveyor repairs resulting in 16 lost days of production. The Maricunga mine produced 205,750 gold equivalent ounces to Kinross' account in 2007. This is a 76% increase over the prior year due primarily to the acquisition of the remaining 50% of Maricunga from Bema in February of 2007, offset in part by the lost production. On a 50% basis, however, production was lower by 4% when compared to 2006. On a 50% basis, the increase in gold equivalent ounces sold resulting from the acquisition of Bema was offset in part by lower production.

Metal sales revenue increased to $144.6 million from $69.7 million in 2006, because of higher gold prices and the additional ounces sold on Kinross' account due to the acquisition from Bema. On a 100% basis, revenue increased 11%. Cost of sales was also higher on a 100% basis, increasing 12%. Cost of sales increased to $91.7 million in 2007 from $39.3 million in 2006, due to the additional costs resulting from the addition of production due to the Bema acquisition and the increased cost of consumables. Depreciation, depletion and amortization decreased 6% on a 100% basis from 2006 to 2007 due to increases in the reserves, upon which the depreciation and depletion is determined. Exploration expenses in 2007 were down 33% from 2006 levels as exploration efforts were reduced in 2007.

KINROSS 2008 Annual Report    47

  Crixás (50% ownership; Anglo Ashanti 50% and operator) – Brazil

	Year ended December 31,			2008 vs 2007			2007 vs 2006
	2008	2007	2006	Change	% Change		Change	% Change

Operating Statistics
Tonnes ore mined (000's) (a)	807	818	790	(11)	(1%	)	28	4%
Tonnes processed (000's) (a)	807	818	790	(11)	(1%	)	28	4%
Grade (grams/tonne)	7.11	7.32	7.98	(0.21)	(3%	)	(0.66)	(8%	)
Recovery	95.0%	94.8%	95.3%	0.2%	0%		(0.5% )	(1%	)
Gold equivalent ounces:
Produced	87,669	91,305	97,009	(3,636)	(4%	)	(5,704)	(6%	)
Sold	86,663	95,822	94,986	(9,159)	(10%	)	836	1%
Financial Data (in millions)
Metal sales	$75.3	$66.2	$57.0	$9.1	14%		$9.2	16%
Cost of sales (b)	26.2	24.9	17.7	1.3	5%		7.2	41%
Accretion and reclamation expense	0.4	0.1	0.2	0.3	300%		(0.1)	(50%	)
Depreciation, depletion and amortization	10.7	9.9	11.2	0.8	8%		(1.3)	(12%	)

	38.0	31.3	27.9	6.7	21%		3.4	12%
Exploration	2.1	1.1	1.5	1.0	91%		(0.4)	(27%	)
Other	0.9	0.7	0.2	0.2	29%		0.5	250%

Segment earnings	$35.0	$29.5	$26.2	$5.5	19%		$3.3	13%

(a)
Tonnes of ore mined/processed represents 100% of mine production.

(b)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

The Company acquired its ownership interest in the Crixás underground mine, located in the State of Goias, Brazil, with the acquisition of TVX on January 31, 2003.

  2008 vs. 2007

Gold equivalent ounces sold in 2008 were lower than 2007 due to lower mill throughput and grades.

Metal sales increased by 14% during 2008 primarily due to higher gold prices, partially offset by a slight decline in gold equivalent ounces produced and sold compared to 2007 due to lower grades in 2008. Cost of sales were slightly higher compared to the prior year as general increases associated with higher energy costs and foreign exchange were partially offset by the lower costs associated with lower sales volumes in 2008.

  2007 vs. 2006

Tonnes of ore mined and processed increased by 4% in 2007 as compared to 2006, however, grade was 8% lower to 7.32 grams per tonne and recovery was 1% lower. This led to an overall decrease in gold equivalent production of 6%.

Metal sales revenue increased by 16% to $66.2 million primarily as a result of a higher realized gold price. Cost of sales increased by 41% to $24.9 million due to higher labour, consumable and equipment maintenance costs, and a 17% appreciation of the Brazilian real against the U.S. dollar. Accretion and reclamation expense and depreciation, depletion and amortization expense remained relatively constant from 2006 to 2007. Exploration costs decreased by $0.4 million in 2007 as compared to 2006. In 2008, production at Crixás is expected to remain at levels consistent with those achieved in 2007.

KINROSS 2008 Annual Report    48

  Kupol (75% ownership and operator) – Russian Federation

	Year ended December 31,			2008 vs 2007		2007 vs 2006
	2008	2007	2006	Change	% Change	Change	% Change

Operating Statistics – 100%
Tonnes ore mined (000's) (a)	463	–	–	463	nm	–	nm
Tonnes processed (000's) (a)	618	–	–	618	nm	–	nm
Grade (grams/tonne)
Gold	28.5	–	–	28.5	nm	–	nm
Silver	330.4	–	–	330.4	nm	–	nm
Recovery
Gold	94.5%	–	–	94.5%	nm	–	nm
Silver	82.0%	–	–	82.0%	nm	–	nm
Gold equivalent ounces: (a) (b)
Produced	626,543	–	–	626,543	nm	–	nm
Sold	531,590	–	–	531,590	nm	–	nm
Silver ounces produced (000) (a)	5,566.8	–	–	5,567	nm	–	nm
Silver ounces sold (000) (a)	4,695.0	–	–	4,695	nm	–	nm
Financial Data (in millions) – 100%
Metal sales	$433.2	$–	$–	$433.2	nm	$–	nm
Cost of sales (a),(c)	116.8	–	–	117	nm	–	nm
Accretion and reclamation expense	0.9	0.5	–	0.4	80.0%	0.5	nm
Depreciation, depletion and amortization	121.6	–	–	121.6	nm	–	nm

	193.9	(0.5)	–	194.4	nm	(0.5)	nm
Exploration	5.4	2.8	–	2.6	92.9%	2.8	nm
Impairment charge – Goodwill	668.4	–	–	668.4	nm	–	nm

Segment loss	$(479.9)	$(3.3)	$–	$(476.6)	nm	$(3.3)	nm

(a)
Tonnes of ore mined/processed and production and sales figures represents 100%.

(b)
Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each year. The ratios were: 2008 – 58.17:1, 2007 – 51.51:1, 2006 – 52.28:1.

(c)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

(d)
"nm" means not meaningful.

The Company acquired a 75% interest the Kupol project in Far Eastern Russia on February 28, 2007 through the acquisition of Bema. The remaining 25% interest is held by the Chukotka government.

Upon reaching certain minimum levels of production in the second quarter of 2008, the Kupol mine was considered to be in operation. For the year Kupol produced 626,543 gold equivalent ounces, on a 100% basis, which was in-line with expectations. Gold equivalent ounces sold were lower than the amount produced due to the timing of shipments, as ounces produced were not sold due to the time involved in transporting the doré from Kupol to the refinery.

In 2008, as a result of the annual impairment test for goodwill, it was determined that the carrying value of goodwill exceeded its fair value and an impairment charge of $668.4 million was recorded.

  Kettle River–Buckhorn (100% ownership and operator) – USA

The Kettle River–Buckhorn properties are located in Ferry County in the State of Washington and cover approximately 3,075 hectares through patented and unpatented mining claims and fee lands. Kinross acquired Kettle River through the acquisition of Echo Bay on January 31, 2003.

Upon reaching certain minimum levels of production in the fourth quarter of 2008, the Kettle River–Buckhorn mine was considered to be in operation. For the year Kettle River–Buckhorn produced 27,036 gold equivalent ounces and sold

KINROSS 2008 Annual Report    49

16,296. Gold equivalent ounces sold were lower than the amount produced due to the timing of shipments as production that occurred at the end of the month was not sold.

For 2008, metal sales were $13.7 million with cost of sales of $5.6 million.

  Mining operations sold

  Julietta (90% ownership and operator) – Russian Federation

The Company acquired 90% ownership of Julietta as part of the Bema acquisition on February 27, 2007. Subsequently, on August 16, 2008, the Company disposed of this operation (see note 4(iii)). Results for year includes the results of operations to August 16, 2008.

  2008 vs. 2007

Gold equivalent ounces produced in 2008 were 39,585 ounces as compared to 63,004 ounces in 2007. Gold equivalent ounces sold in 2008 were 41,099 compared to 71,428 in 2007. The declines are primarily due to the sale of Julietta during the third quarter of 2008.

During 2008, metal sales were $38.0 million, compared to $47.2 million in 2007. Cost of sales decreased to $32.3 million in 2008 as compared to $38.1 million in 2007. The figures for 2007 reflect only ten months of activity as Julietta was acquired in February 2007 as part of the Bema acquisition.

  Musselwhite (0% ownership; Goldcorp 100% and operator) – Canada

On December 21, 2007, the Company disposed of its interest in Musselwhite as part of the Asset Sale and Purchase Agreement with Goldcorp. The 2007 results for Musselwhite are from January 1, 2007 through to December 21, 2007.

The Company had originally acquired its 31.9% interest in the Musselwhite underground mine, located in northwestern Ontario, Canada, with the acquisition of TVX on January 31, 2003. In the second quarter of 2006, Goldcorp acquired the 68.1% interest in the mine from Barrick, which had previously acquired its interest as part of its purchase of Placer Dome.

  2007 vs. 2006

Tonnes of ore mined and processed in 2007 were 2% higher than in 2006, and grade and recovery remained relatively constant. This resulted in production of 71,229 gold equivalent ounces, an increase of 2% from 2006 levels. Gold equivalent ounces sold in 2007 were 67,824 or 5% lower than 2006.

In 2007, metal sales increased 10% to $47.1 million from $43.0 due to a higher average gold price, offset in part by the reduction in gold equivalent ounces sold. Cost of sales remained consistent with only a 2% increase in 2007 as compared to 2006. Accretion and reclamation expense, and depreciation, depletion and amortization expenses remained relatively constant in 2007 as compared to 2006, with a decrease in depreciation, depletion and amortization expenses of 5%.

  Porcupine (0% ownership; Goldcorp 100% and operator) – Canada

On December 21, 2007, the Company disposed of its interest in the PJV as part of the Asset Purchase and Sale Agreement with Goldcorp. The 2007 results for PJV are from January 1, 2007 through to December 21, 2007.

The Company had formed the PJV on July 1, 2002, with a wholly-owned subsidiary of Placer Dome. The formation of the joint venture combined the two companies' gold mining operations in the Porcupine district of Timmins, Ontario. In the second quarter of 2006, Goldcorp acquired its initial 51% interest in the joint venture from Barrick, which had previously acquired its interest as part of its purchase of Placer Dome.

KINROSS 2008 Annual Report    50

  2007 vs. 2006

Tonnes of ore mined at PJV in 2007 increased 20% over 2006 levels, however, tonnes processed were 7% lower due to ongoing operating problems. Grade was 3% lower and recovery was 2% higher in 2007 when compared to 2006. This resulted in an overall decrease in gold equivalent ounces produced to 144,062 ounces, which is an 8% decrease from 2006. Gold equivalent ounces sold were 16% lower in 2007 as compared to 2006 as a result of lower gold production.

Due to the reduction in gold equivalent ounces sold in 2007, metal sales were 4% lower than in 2006, even with a higher realized gold price. Cost of sales rose 12% in 2007 compared to the prior year, a result of a strengthening Canadian dollar as compared to the U.S. dollar, and higher costs for energy and consumables. Accretion and reclamation expense was $0.3 million lower, and depreciation, depletion and amortization decreased $1.5 million in 2007 when compared to 2006.

  Exploration and business development

	Year ended December 31,			2008 vs 2007		2007 vs 2006
(in millions)	2008	2007	2006	Change	% Change	Change	% Change

Exploration and business development	$59.0	$47.3	$39.4	$11.7	25%	$7.9	20%

In 2008, exploration and business development expenses for the year were $59.0 million, compared to $47.3 million for 2007. Of the total exploration and business development expense, expenditures on exploration totaled $45.1 million for the year. Capitalized exploration expenses for 2008 totaled $10.3 million. Kinross was active on more than two dozen mine site and greenfields projects in 2008 with a total of 172,580 metres drilled (112,385 metres expensed and 60,195 metres capitalized).

In 2007, exploration and business development expenses increased 20% from 2006 to $47.3 million. Of this, $15.0 million was spent on Kinross-owned and operated properties and an additional $9.8 million at non-operated joint venture properties. This contributed to increases in reserves and resources at Maricunga, Fort Knox, Paracatu and La Coipa. The balance of the costs incurred in 2007 were for exploration projects, corporate costs and technical services costs.

In 2006, exploration and business development expenses were $39.4 million. Of this, $13.5 million was spent on Kinross-owned properties and an additional $10.1 million at non-operated joint venture properties. This contributed to increases in reserves and resources at Maricunga, Fort Knox, Paracatu, the Porcupine Joint Venture, La Coipa and Crixás.

  General and administrative

	Year ended December 31,			2008 vs 2007		2007 vs 2006
(in millions)	2008	2007	2006	Change	% Change	Change	% Change

General and administrative	$100.8	$69.6	$52.1	$31.2	45%	$17.5	34%

General and administrative costs include expenses related to the overall management of the business which are not part of direct mine operating costs. These are costs that are incurred at corporate offices located in Canada, the United States, Brazil, the Russian Federation and Chile.

Costs of $100.8 million in 2008 represented an increase of 45% compared to 2007. The increases are primarily a result of higher personnel costs, including additional hires, travel and information technology costs, which were incurred as a result of the growth in the Company.

General and administrative costs increased to $69.6 million in 2007 from $52.1 million in 2006. The increase was primarily due to higher performance-based compensation costs, appreciation of the Canadian dollar to the U.S. dollar,

KINROSS 2008 Annual Report    51

costs related to the Bema acquisition in February, additional travel and consulting fees and higher personnel and technology costs.

  Impairment of Goodwill

The Company evaluates its carrying value of goodwill at least once each year. The test for impairment of goodwill is discussed further in the "The Carrying Value of Goodwill" in the Critical Accounting Policies and Estimates section below.

In 2008, the Company completed its annual review of the carrying value of goodwill for each reporting segment that has goodwill. As a result of this review it was determined that the carrying value of goodwill at Kupol, Maricunga and Quebrada Seca, an exploration property, exceeded its fair value. As a result, the Company wrote down the value of goodwill for each reporting segment to its fair value resulting in a non-cash charge of $994.1 million. The assets were acquired through the acquisition of Bema in 2007. A summary of impairment charges to goodwill is as follows:

	Year ended December 31,			2008 vs 2007		2007 vs 2006
(in millions)	2008	2007	2006	Change	% Change	Change	% Change

Goodwill Impairment Charges
Kupol	$668.4	$–	$–	$668.4	nm	$–	nm
Maricunga	220.2	–	–	220.2	nm	–	nm
Quebrada Seca	105.5	–	–	105.5	nm	–	nm

Total	$994.1	$–	$–	$994.1	nm	$–	nm

  Other income (expense) – net

	Year ended December 31,			2008 vs 2007			2007 vs 2006
(in millions)	2008	2007	2006	Change	% Change		Change	% Change

Gain on sale of assets and investments – net	$32.6	$184.6	$47.4	$(152.0)	(82%	)	$137.2	289%
Impairment of Investments	(83.9)	(1.3)	(10.5)	(82.6)	(6354%	)	9.2	88%
Litigation settlement	(19.1)	–	–	(19.1)	nm		–	nm
Interest income and other	19.3	15.2	7.1	4.1	27%		8.1	114%
Interest expense	(74.6)	(6.8)	(6.9)	(67.8)	(997%	)	0.1	1%
Foreign exchange gains (losses)	41.4	(36.4)	(9.5)	77.8	214%		(26.9)	(283%	)
Non-hedge derivative gains	41.6	34.3	–	7.3	21%		34.3	nm

	$(42.7)	$189.6	$27.6	$(232.3)	(123%	)	$162.0	587%

For the year, other income (expense) decreased by $232.3 million from income of $189.6 million in 2007 to an expense of $42.7 million in 2008. The decrease can be partially explained by the impairment of certain long-term investments and the settlement of litigation relating to the Kinam preferred shares. Higher interest expense also contributed to the decrease in other income compared to 2007. The reductions in other income were partially offset by gains from the impact of foreign exchange and non-hedge financial derivatives. In 2007, gains were recorded on the sale of PJV and Musselwhite pursuant to the Asset Purchase and Sale Agreement with Goldcorp in addition to the sale of other non-core operating assets.

  Gain on the sale of assets and investments – net

Kinross continues to dispose of non-core assets that are identified in the strategic assessment of our portfolio. In 2008, total gains on disposal of assets and investments were $32.6 million. Kinross recognized gains on the disposition of Julietta ($3.0 million), the disposition of its 40% interest in Hammond Reef ($12.2 million) and the disposition of the Kubaka mine ($11.5 million).

In 2007, total gains on disposal of assets and investments were $184.6 million. The majority of the gain was $138.3 million, which was the result of the sale of PJV and Musselwhite pursuant to the Asset Purchase and Sale

KINROSS 2008 Annual Report    52

Agreement with Goldcorp. The remainder was the result of the sales of the Bell Creek Mine ($7.6 million) by the PJV, the sale of the investment in Anatolia Minerals Development Ltd. ($30.7 million), Haile Mine Assets ($1.4), and the Lupin mine ($6.5 million).

In 2006, total gains on disposal of assets and investments were $47.4 million. These gains were the result of the disposition of New Britannia mine ($8.9 million), the Blanket mine ($2.9 million), the George/Goose Lake property ($1.6 million) and other properties ($1.1 million). Gains of $31.3 million and $1.6 million were recorded on the disposal of investments in Katanga and Bolder, respectively.

  Impairment of investments

In 2008, the Company assessed its portfolio of available for sale and equity accounted investments. Based on the decline in the market values of certain investments, severe market conditions and the difficulties facing junior mining companies in raising financing, the Company determined that the decline in values of certain investments are other-than-temporary and has recorded an impairment charge of $83.9 million during the year.

The investment impairment charges primarily related to the Company's investment in several junior mining companies, acquired as part of the Bema acquisition, the majority of which are related to the Company's investment in Padmozi Gold, Consolidated Puma Minerals and Victoria Resources Corporation.

In 2007, the Company determined that the decline in the market value of its investment in Rolling Rock Resources, which was acquired as part of the Bema acquisition, was other-than-temporary and the investment was written down by $1.3 million.

In 2006, the Company determined that the decline in the market value of its investments in St. Andrew Goldfields shares and warrants and Caledonia Mining Corporation shares was other-than-temporary. As a result, long-term investments were impaired by $10.5 million.

  Litigation settlement

In 2008, the Company agreed to settle the Kinam preferred share litigation in the amount of $29.2 million (see "Other legal matters" section for additional details). As the Company previously held the preferred shares balance at $10.1 million, this resulted in a loss of $19.1 million for the year.

  Interest income and other

Interest income and other increased by $4.1 million to $19.3 million for 2008 compared to 2007 primarily due to higher average cash balances, partially offset by lower average interest rates. The company capitalized interest totaling $30.6 million relating to capital expenditures at Fork Knox, Kettle River–Buckhorn, Round Mountain and Paracatu compared to capitalized interest of $31.4 million in 2007.

In 2009, interest income will be impacted by the level of cash the Company maintains in addition to the prevailing interest rate.

Interest and other income increased to $15.2 million in 2007 from $7.1 million in 2006 as a result of higher average cash balances throughout the year. In 2006, capitalized interest of $3.7 million related to capital expenditures at Fort Knox, Round Mountain and Paracatu.

  Interest expense

Interest expense increased by $67.8 million to $74.6 million in 2008 from $6.8 million in 2007. The increase is due to the additional debt taken on by the issuance of the Senior Convertible Notes issued in January 2008, which resulted in additional interest expense of $21.9 million. Also impacting interest expense was the interest on a tax charge of $63.9 million as a result of an assessment received from the Brazilian tax authorities related to disallowing deductions taken by a subsidiary of Kinross prior to Kinross acquiring 100% of the subsidiary. The portion of the tax assessment relating to interest amounted to $37.3 million.

KINROSS 2008 Annual Report    53

  Foreign exchange gains/(losses)

For 2008, foreign exchange increased by $77.8 million for a gain of $41.4 million compared to a loss of $36.4 million for 2007. The foreign exchange gains were primarily due to the translation of net foreign currency denominated liabilities, mainly future tax liabilities, resulting from a strengthening of the US dollar over the second half of the year. Foreign exchange on the translation of local currency denominated future income tax liabilities was a gain of $58.0 million compared to loss of $39.9 million in the prior year.

  Non-hedge derivative gains

For 2008, net non-hedge derivative gains of $41.6 million were recorded compared to a gain of $34.3 million during 2007. The increase of $7.3 million was primarily related to the derivative contracts which were acquired with the Bema acquisition in 2007. As part of that acquisition, Kinross acquired derivative contracts which hedged the Company against adverse price changes in gold, silver, and changes in U.S. interest rates.

From February 2007 until May 2007 the gold and silver derivative contracts were being marked-to-market and any changes in their value recorded directly in earnings in the period. As the price of gold and silver declined during this period, the Company recorded gains on these contracts. In May 2007, the contracts were designated for hedge accounting. From that point forward, most of the mark-to-market changes in value were recorded in Other comprehensive income ("OCI").

In December 2007, the Company re-designated the hedge relationship for these derivative contracts using a new methodology for assessing their effectiveness. Under the new methodology, the changes in the value of the contracts due to changes in the spot price of gold or silver are recorded in OCI. Any changes in the spot forward differential in the contracts are excluded from the assessment of effectiveness for hedge accounting purposes and are recorded in income. During 2008, U.S. interest rates decreased substantially, reducing the spot forward differential on gold and silver contracts. This change resulted in a substantial gain in value on the derivative gold and silver contracts. This unrealized gain was recorded in income along with realized gains and losses during the period.

  Income and mining taxes

Kinross is subject to tax in various jurisdictions including Canada, the United States, Brazil, Chile, Ecuador and the Russian Federation. The Company recorded a tax provision of $101.1 million on a loss before taxes of $654.3 million, compared to $73.8 million and $25.9 million on earnings before taxes and other items of $416.5 and $192.2 million in 2007 and 2006, respectively. Kinross' combined federal and provincial statutory tax rate was 34% for 2008, 34% for 2007 and 36% for 2006. There are a number of factors that can significantly impact the Company's effective tax rate including the geographic distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowance, foreign currency exchange rate movements, changes in tax laws and the impact of specific transactions and assessments. A reconciliation of the Company's statutory rate to the actual provision is provided in Note 16 to the consolidated financial statements.

Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company's effective tax rate will fluctuate in future periods.

In late December 2008, Rio Paracatu Mineração ("RPM"), a wholly-owned Brazilian subsidiary of the Company, received a tax assessment from the Brazilian tax authorities in respect of its 2003 tax year in the amount of approximately $30 million. This assessment is the result of the denial of a deduction for interest paid on certain debentures issued by such Brazilian subsidiary. On January 15, 2009, the Company filed its administrative appeal of the assessment. The Company believes that the basis for this assessment is equally relevant to the 2004 tax year of the same Brazilian subsidiary. The Company recorded a total charge of $63.9 million, primarily comprised of $20.7 million that related to tax expense and $37.3 million in interest with respect to the 2003 and 2004 tax years after considering the tax deductibility of the assessed interest. As a result of the Company's review, it has recorded a tax liability in that amount resulting in a corresponding reduction in its net income after taxes for the quarter and year ended December 31, 2008. The Company

KINROSS 2008 Annual Report    54

does not believe that the basis for the current assessment would result in any potential liability in respect of any periods prior to the 2003 tax year or subsequent to the 2004 tax year.

  6. Liquidity and Capital Resources

The following table summarizes Kinross' cash flow activity:

	Year ended December 31,			2008 vs 2007			2007 vs 2006
(in millions)	2008	2007	2006	Change	% Change		Change	% Change

Cash flow:
Provided from operating activities	$443.6	$341.2	$292.0	$102.4	30%		$49.2	17%
Used in investing activities	(856.2)	(336.0)	(173.0)	(520.2)	(155%	)	(163.0)	(94%	)
Provided from (used in) financing acitvities	375.7	379.4	(64.2)	(3.7)	(1%	)	443.6	691%
Effect of exchange rate changes on cash	(23.8)	12.6	1.7	(36.4)	(289%	)	10.9	641%

Increase (decrease) in cash and cash equivalents	(60.7)	397.2	56.5	(457.9)	(115%	)	340.7	603%
Cash and cash equivalents, beginning of period	551.3	154.1	97.6	397.2	258%		56.5	58%

Cash and cash equivalents, end of period	$490.6	$551.3	$154.1	$(60.7)	(11%	)	$397.2	258%

Cash and cash equivalent balances decreased by $60.7 million to $490.6 million at December 31, 2008 from $551.3 million at December 31, 2007. The decrease relates primarily to an increase in cash used in investing activities, which increased by $520.2 million to $856.2 million in 2008, and the impact of foreign exchange on cash. Cash used for investing primarily related to capital expenditures of $714.7 million and additions to long-term investments. The decreases were offset to some extent by an increase in cash flows provided from operating activities. Below are detailed discussions related to these cash flows.

  Operating Activities

  2008 vs 2007

During 2008, cash provided from operating activities increased to $443.6 million compared to $341.2 million in 2007. The increase in operating cash flows in 2008 was primarily due to higher operating earnings, as a result of higher gold prices and more gold equivalent ounces sold. This was offset to some extent by a reduction in net working capital related to: 1) the increase of inventory at Kupol which commenced production during the second quarter of 2008; 2) an increase in supplies inventory at Kupol in advance of the winter; and 3) an increase in supplies inventory at Paracatu due to the expansion project.

  2007 vs 2006

As a result of higher gold and silver prices and an increase in the number of gold equivalent ounces sold in 2007 as compared to 2006, partially offset by a higher cost of sales, cash flow provided from operating activities increased 17% to $341.2 million from $292.0 million in 2006.

KINROSS 2008 Annual Report    55

  Investing Activities

During 2008, net cash used in investing activities totalled $856.2 million compared to $336.0 million for 2007, an increase of $520.2 million. The change was primarily related to the increase in property plant and equipment, primarily the result of expenditures related to the Paracatu expansion and the investment in Lobo Marte. The increase was offset to some extent by proceeds received from the sale of long-term assets and investments and the net cash acquired on the acquisition of Aurelian.

During 2007, cash proceeds of $61.8 million were received from the disposal of long-term investments and other assets, compared to proceeds of $33.7 million in 2006. In 2007, cash proceeds of $232.9 million were received on the disposition of property, plant and equipment. At December 31, 2007, Kinross held long-term investments in resource companies with a carrying value of $127.7 million and at December 31, 2006, held long-term investments in resource companies with a book value of $25.8 million and a market value of $45.7 million.

During 2006, cash used in investing activities was $173.0 million, which included $202.9 of capital expenditures, slightly offset by proceeds from the sale of long-term investments and other assets.

The following table provides a breakdown of capital expenditures:

	Year ended December 31,			2008 vs 2007			2007 vs 2006
(in millions)	2008	2007	2006	Change	% Change		Change	% Change

Fort Knox	$126.6	$30.0	$49.9	$96.6	322%		$(19.9)	(40%	)
Round Mountain	36.9	40.3	28.3	(3.4)	(8%	)	12.0	42%
Paracatu	329.2	225.2	61.8	104.0	46%		163.4	264%
La Coipa	17.1	5.2	7.8	11.9	229%		(2.6)	(33%	)
Maricunga	22.4	6.4	4.7	16.0	250%		1.7	36%
Crixás	19.7	11.7	7.8	8.0	68%		3.9	50%
Julietta	2.4	3.0	–	(0.6)	(20%	)	3.0	nm
Kupol	102.4	191.8	–	(89.4)	(47%	)	191.8	nm
Kettle River–Buckhorn	42.5	43.0	16.7	(0.5)	(1%	)	26.3	157%
Musselwhite	–	12.1	4.7	(12.1)	(100%	)	7.4	157%
Porcupine Joint Venture	–	23.6	19.5	(23.6)	(100%	)	4.1	21%
Cerro Casale	10.9	2.4	–	8.5	354%		2.4	nm
Corporate and other	4.6	6.4	1.7	(1.8)	(28%	)	4.7	276%

Total	$714.7	$601.1	$202.9	$113.6	19%		$398.2	196%

(a)
"nm" means not meaningful.

Capital expenditures in 2008 included costs related to the expansion at Paracatu, and the development of Kupol and Kettle River–Buckhorn, which began operations during 2008.

Capital expenditures in 2007 included costs to construct the Kupol mine in the far eastern Russian Federation, which was acquired as part of the Bema acquisition. The expansion of the Paracatu mine continued in 2007 as well as the Buckhorn Project at Kettle River–Buckhorn, and Fort Knox developed Phase VII of their planned expansion and also began constructing a heap leach pad.

Capital expenditures in 2006 included costs to continue Phase VI of the expansion at Fort Knox, the pit expansion and costs related to a new dedicated leach pad at Round Mountain, development of the Paracatu mine and infrastructure costs at Kettle River–Buckhorn with the acquisition of Buckhorn.

  Financing Activities

During 2008, cash flow provided by financing activities of $375.7 million primarily consisted of a net increase in debt of $449.6 million, and cash from the exercise of options and warrants of $31.7 million, partially offset by dividends paid of $51.5 million and net cash paid in respect of the settlement of derivative instruments in the amount of $23.2 million. The

KINROSS 2008 Annual Report    56

net increase in debt primarily related to the Senior Convertible Notes issued in January 2008 in the amount of $449.9 million.

During 2007 cash provided from financing activities was $379.4 million. The sources of cash during 2007 included proceeds of $216.2 million received on the issuance of common shares from the exercise of warrants and options in 2007, of which approximately $90.0 million related to former Bema employees, proceeds from the issuance of debt of $287.7 million in 2007, primarily related to the Paracatu expansion and Kupol projects offset by debt repayments of $88.4 million, which included the repayment of the amount drawn on the LIBOR loan under the revolving credit facility of $60.0 million.

During 2006, cash used in financing activities was $64.2 million which was largely related to the repayment of debt of $104.6 million.

  Balance Sheet

	As at:
(in millions)	December 31, 2008	December 31, 2007

Cash and cash equivalents and short-term investments	$525.1	$561.2
Current assets	$1,124.9	$933.7
Total assets	$7,387.5	$6,729.3
Current liabilities	$551.5	$407.4
Total debt, including current portion (a)	$950.9	$564.1
Total liabilities (b)	$2,610.6	$1,891.5
Shareholders' equity	$4,776.9	$4,837.8
Statistics
Working capital	$573.4	$526.3
Working capital ratio (c)	2.04:1	2.29:1

(a)
Includes long-term debt.

(b)
Includes preferred shares and non-controlling interest.

(c)
Current assets divided by current liabilities.

At December 31, 2008, Kinross had cash and short-term investments of $525.1 million, a decrease of $36.1 million compared to 2007. Current assets increased by $191.2 million, primarily related to increases in accounts receivable and inventories. The increases were primarily related to the start-up of commercial operations at Kupol and an increase in supplies at Paracatu to prepare for the expansion. In addition to the increase in current assets, total assets increased by $658.2 million largely due to the acquisition of Fruta del Norte, the investment in Lobo-Marte and an increase in property, plant and equipment at the other operations, which was mainly driven by the expansion at Paracatu. The increase in assets was offset by a non-cash impairment charge of goodwill of $994.1 million. Total debt increased by $386.8 million as a result of the issuance of convertible debentures. In addition to the increase in total debt, future income and mining taxes increased by $156.4 million largely due to future income tax liabilities arising on the acquisition of Fruta del Norte, offset to some extent as a result of foreign exchange on future income tax liabilities.

As of March 26, 2009, there were 694.3 million common shares of the Company issued and outstanding. In addition, at the same date, the Company had 8.4 million share purchase options outstanding under its share option plan and 31.0 million common share purchase warrants outstanding (convertible to 24.7 million Kinross shares).

  Credit Facilities and Financing

  Convertible debentures

In January 2008, Kinross received net proceeds of $449.9 million from the offering of $460.0 million Convertible Senior Notes due March 15, 2028 (the "Convertible Notes"), after payment of commissions and expenses of the offering. The notes will pay interest semi-annually at a rate of 1.75% per annum. The notes will be convertible on or after December 27, 2027, at the holder's option, equivalent to a conversion price of $28.48 per share of common stock

KINROSS 2008 Annual Report    57

subject to adjustment. The Convertible Senior Notes may be converted, at the same conversion rate and at the option of the holder, prior to December 15, 2027 if certain events occur, including Kinross common shares trading at a level greater than 130% of the effective conversion price of the Convertible Senior Notes for any 20 trading days during the 30 consecutive trading day period ending on the last trading day of each calendar quarter ending on or after June 30, 2008. The Convertible Senior Notes are redeemable by the Company, in whole or part, for cash at any time on or after March 20, 2013, at a redemption price equal to par plus accrued and unpaid interest, if any, to the redemption date. Holders may require Kinross to repurchase the Convertible Senior Notes at a purchase price equal to par plus accrued and unpaid interest, if any, to the repurchase date, on March 15, 2013, March 15, 2018 and March 15, 2023, or upon certain fundamental changes. Subject to certain conditions, Kinross may deliver, in lieu of cash, Kinross common shares, or a combination of cash and Kinross common shares, in satisfaction of the purchase price.

  Credit facilities

At December 31, 2008, the Company had in place a revolving credit facility of $300.0 million and a $131.8 million term loan. The revolving credit facility supports the Company's liquidity and letters of credit requirements. In July 2007, the term was extended to August 2010. The Company has drawn $146.0 million against the revolving credit facility as at December 31, 2008 compared to $146.8 million at December 31, 2007. $131.8 million was drawn against the term loan compared to $200.0 million at the end of the prior year. In addition to these facilities, Chukotka Mining and Geological Company has a project finance loan acquired as part of the Bema acquisition. As at December 31, 2008, $379.8 million was drawn against the facility compared to $349.8 million at December 31, 2007. The following table outlines the credit facility utilization as at December 31:

	As at December 31,
(in millions)	2008	2007

Letters of credit drawn against revolving credit facility	$(146.0)	$(146.8)
Draw against Paracatu term loan	(131.8)	(200.0)
Draw against Kupol project loan	(379.8)	(349.8)

Borrowings	$(657.6)	$(696.6)

Available under revolving credit facility	154.0	153.2
Available under Paracatu term loan	–	–
Available under Kupol project loan	–	75.2

Available credit	$154.0	$228.4

Obligations under the revolving credit facility and term loan are secured by the assets of the Fort Knox mine as well as by a pledge of shares in various wholly-owned subsidiaries. Pricing is dependent upon the ratio of the Company's net debt to operating cash flow. Assuming the Company maintains a leverage ratio less than 1.25, interest charges would be as follows:

Type of Credit	Interest rates in credit facility

Dollar based LIBOR loan	LIBOR plus 1.00%
Letters of credit	1.00%
Standby fee applicable to unused availability	0.25%

Significant financial covenants contained in the credit facility include a minimum tangible net worth of $700.0 million, an interest coverage ratio of 4.5:1, net debt to operating cash flow of no more than 3.0:1 and minimum Proven and Probable Reserves of 6.0 million gold equivalent ounces. The Company was in compliance with all covenants as at December 31, 2008.

KINROSS 2008 Annual Report    58

At December 31, 2008, the Company had a Kupol project financing consisting of a project loan ("Project Loan"), and a subordinated loan with the International Finance Corporation ("IFC"). In addition, Bayerische Hypo-und Vereinsbank AG ("HVB") has provided the Company with a cost overrun facility of $17.5 million.

The Project Loan consists of Tranche A which has a six-and-one half year term from drawdown, and Tranche B which has a seven-and-one half year term. The annual interest rate is: (a) LIBOR plus 2% prior to economic completion of the Kupol mine; (b) LIBOR plus 2.5% for two years after economic completion; and (c) LIBOR plus 3% for each remaining term (each rate is net of political risk insurance premiums). The Project Loan is collateralized against the Kupol Mine and guaranteed by a subsidiary until economic completion is achieved, as defined by the loan agreements. The loan agreements include customary covenants for debt financings of this type, including that EastWest Gold Corporation ("EastWest"), a subsidiary of Kinross, continues to be a guarantor of the Kupol credit facility until the project reaches economic completion. EastWest must maintain a minimum liquidity balance to meet future capital expenditure requirements at Kupol. This declines as capital expenditures are made. Kinross has agreed to assume the hedge contracts for the Kupol project in the event that the Kupol loan is accelerated, and the net mark-to-market position of all the hedge contracts is negative.

The IFC loan of $25.0 million is for the development of the Kupol mine. As at December 31, 2008, $19.8 million (2007 – $19.8 million) was drawn down, and forms part of the Company's and the Government of Chukotka's project equity contributions. This loan is guaranteed by a subsidiary until economic completion of the Kupol mine, and will have an eight-and-one half year term from drawdown. The annual interest rate is LIBOR plus 2%. Prior to the acquisition of Bema by Kinross, Bema had issued share purchase warrants to IFC. There are 8.5 million Kinross share purchase warrants outstanding relating to the issuance which are convertible into 3.8 million Kinross shares, as a result of the acquisition of Bema. Each warrant entitles IFC to receive one Kinross share plus CAD$0.01, at a price of $6.61, until March 1, 2014.

Under the terms of the HVB Facility, the Company may issue convertible unsecured notes to HVB, with a seven-year term from the date of drawdown. The holder of the notes will have the right to convert the notes into common shares of Kinross at a conversion price equal to $14.57 per share prior to maturity or repayment of the notes. The annual interest is expected to be at the rate of LIBOR plus 2.5% for four years from date of issuance and thereafter at the rate of LIBOR plus 3%.

Total debt of $950.9 million at December 31, 2008 primarily consists of $386.3 million for the debt component of the convertible debentures, $130.2 million for the Corporate term loan, $360 million for the Kupol project loan, $19.8 million for the Kupol IFC loan and $49.3 in capital leases. $167.1 million of this debt is current. In 2009, the Company expects to repay $112.5 million related to the Kupol project loan, $36.4 million for the Corporate term loan and $17.3 million in capital lease payments.

  Equity financing

On February 5, 2009, the Company completed a public offering of common shares at a price of US$17.25 per common share. The offering resulted in a total of 24,035,000 common shares being issued for gross proceeds of US$414.6 million.

The Company intends to use the net proceeds of approximately $396 million from the offering to enhance its capital position following the funding of recent acquisitions and for general corporate purposes.

  Liquidity Outlook

Recent events in global financial markets have had a profound impact on all companies in a variety of industries and it has been more difficult for certain companies to access capital. In spite of the tightening of credit markets, the Company's liquidity outlook continues to be favourable. Higher forecasted levels of production should positively impact cash flows and although the current price of gold is lower than the highs experienced earlier in 2008, the impact will be somewhat tempered by lower revenue-based royalties and lower oil and electricity prices that are currently being experienced. In addition, favourable foreign exchange rates may likely have a positive impact on operating and capital expenditures.

KINROSS 2008 Annual Report    59

Major uses of cash in 2009 as compared to 2008, in addition to operating activities and general and administrative costs are expected to be:

	For the years ended
(in millions)	2009	2008

Capital expenditures	$475.0	$714.7
Exploration and business development expenditures	75.0	59.0
Debt repayments	167.1	123.5

	$717.1	$897.2

Capital expenditures for 2009 are expected to be approximately $475 million and include $15 million related to the impact of 2008 capital expenditure carry-overs, of which approximately $145 million relates to growth projects (primarily the Fort Knox project, Paracatu, and Cerro Casale), $57 million to pit development (Round Mountain, La Coipa and Maricunga), $50 million to mine development (Crixás, Kupol and Kettle River–Buckhorn), $18 million to leach pad development (Round Mountain and Maricunga), $40 million to tailings dam work (primarily Paracatu), and $150 million to sustaining capital expenditures.

Exploration and business development expenses for 2009 are forecast to be approximately $75 million, of which approximately $65 million will be allocated for exploration and corporate development, and $10 million for technical services and environment, health and safety.

It is anticipated that the Company's existing cash balances, which includes the proceeds from the issuance of equity in February 2009, cash flow from operations and existing credit facilities will be sufficient to fund the operations, exploration, capital and reclamation programs planned for 2009.

  Contractual Obligations and Commitments

Certain contractual obligations of the company are noted in the table below:

(in millions)	Total	2009	2010	2011	2012	2013	2014 and beyond

Long-term debt obligations	$903.3	$149.8	$122.9	$131.8	$77.7	$401.3	$19.8
Lease obligations	68.5	24.0	14.2	13.3	12.3	4.4	0.3
Purchase obligations	147.7	147.7	–	–	–	–	–
Reclamation and remediation obligations	653.6	10.0	12.7	16.5	62.5	42.4	509.5
Interest	140.3	51.8	39.2	28.0	15.0	5.5	0.8

Total	$1,913.4	$383.3	$189.0	$189.6	$167.5	$453.6	$530.4

The Company manages its exposure to fluctuations in input commodity prices, currency exchange rates and interest rates, by entering into derivative financial instruments from time to time, in accordance with the Company's risk management policy. The Company also assumed gold and silver derivative financial instruments as required under the terms of the Kupol project financing and other contracts that were acquired with the acquisition of Bema.

As at December 31, 2008, the Company had gold and silver forward contracts to deliver 820,815 ounces of gold and 10,800,000 ounces of silver. These contract dates range from 2009 through 2012, at prices ranging from $495 per ounce to $785 per ounce for gold and $8.20 to $13.50 for silver.

During the fourth quarter of 2008, the company entered into gold and silver forward contracts to purchase 208,080 ounces of gold at an average rate of $803.13 and 3,600,000 ounces of silver at an average rate of $10.45 which mature in 2009. The purpose of these derivatives is to offset a portion of the above noted derivatives which were acquired as a result of the Bema acquisition in 2007. Commensurate with the engagement of these derivatives, the Company de-designated the hedging relationship for the 2009 maturities.

KINROSS 2008 Annual Report    60

As at December 31, 2008 Kinross had contracts to sell $219.6 million U.S. dollars for Brazilian reais at an average rate of 2.02, of which $159.6 million matures in 2009 at an average rate of 1.84, and $60.0 million matures in 2010 at an average rate of 2.50. As at December 31, 2008 Kinross had contracts to sell $40.5 million U.S. dollars for Russian roubles at an average rate of 24.82, all of which mature in 2009. As at December 31, 2008 Kinross had contracts to sell $95.5 million U.S. dollars for Chilean pesos at an average rate of 571.07, of which $71.5 million matures in 2009 at an average rate of 528.08, and $24.0 million matures in 2010 at an average rate of 699.16. As at December 31, 2008 Kinross had contracts to sell $41.6 million U.S. dollars for Canadian dollars at an average rate of 1.25, all of which mature in 2009.

Forward contracts were in place at December 31, 2008 to purchase 264,500 barrels of diesel fuel at a price of $88.52 per barrel, all of which mature in 2009.

Acquired with the acquisition of Bema is an interest rate swap whereby the Company will pay a fixed rate of 4.4975% and receive a floating interest rate on a principal amount that varies from $4.2 million to $140.0 million, and an interest rate cap and floor whereby the Company will pay a maximum rate of 6.37% and a minimum of 4.75% on a principal amount that varies from $3.7 million to $70.0 million.

During the first quarter of 2008, the Company entered into an interest rate swap in order to fix the interest rates on 50% of the term loan for Paracatu. Under the contract, Rio Paracatu Mineração ("RPM"), a wholly-owned subsidiary of the Company, will pay a rate of 3.83% and receive LIBOR plus 1%.

  Fair value of derivative instruments

	As at December 31,
(in millions)	2008	2007

Asset (liability)
Interest rate swap	$(12.0)	$(3.3)
Foreign currency forward contracts	(64.3)	24.0
Gold contract related to Julietta sale	1.3	–
Gold and silver forward contracts	(176.8)	(278.1)
Gold call options sold	–	(13.7)
Silver lease rate swap	–	3.5
Energy forward contract	(10.8)	–
Deferred share unit hedging	1.0

	$(261.6)	$(267.6)

  Other legal matters

The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross' financial position, results of operations or cash flows.

  Kinam preferred shares

On April 26, 2002, the Company was named as a defendant in a Class Action Complaint filed in connection with a 2002 tender offer by Kinross Gold U.S.A., Inc. ("KGUSA") to purchase the Kinam Gold, Inc. ("Kinam") $3.75 Series B Preferred Stock (the "Kinam Preferred Shares") not then owned by KGUSA. In 2008, the parties entered into a memorandum of understanding to settle all claims in the litigation for an aggregate cash payment by the Company to the plaintiff class of $29,250,000, inclusive of any fees and costs, without admission of any fault or liability. The settlement was approved by the United States District Court of Nevada on January 29, 2009. All Kinam Preferred Shares held by persons other than Kinross are now cancelled pursuant to the settlement. No further dividends will be payable on the Kinam Preferred Shares.

KINROSS 2008 Annual Report    61

  Aurelian Warrant Litigation

On September 30, 2008, the Company completed its acquisition of 100% of the issued and outstanding common shares of Aurelian. Aurelian has been named as defendant in a number of actions filed on behalf of certain former holders of warrants which expired in June 2005 claiming aggregate damages of approximately CAD$150 million or, in the alternative, approximately 15.2 million Aurelian common shares (after adjusting for Aurelian's four-for-one common share split on June 22, 2007). The Company intends to continue to vigorously defend against these actions.

  7. Summary of Quarterly Information

	2008				2007
(in millions, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Metal sales	$484.4	$503.7	$298.7	$330.2	$281.4	$275.8	$290.1	$245.7
Net earnings	$(968.8)	$64.7	$26.0	$70.9	$173.1	$39.4	$53.0	$68.5
Basic earnings per share	$(1.47)	$0.10	$0.04	$0.12	$0.29	$0.07	$0.09	$0.16
Diluted earnings per share	$(1.47)	$0.10	$0.04	$0.11	$0.28	$0.07	$0.09	$0.15
Cash flow provided from (used in) operating activities	$201.0	$206.0	$(39.7)	$76.3	$72.8	$83.7	$94.5	$90.2

During the fourth quarter of 2008, revenue increased to $484.4 million on gold equivalent ounces sold of 610,935 compared to revenue of $281.4 million on sales of 356,329 gold equivalent ounces during the fourth quarter of 2007. The average spot price of gold was $795 per ounce compared to $786 per ounce in the fourth quarter of the prior year. Cost of sales increased by 45%, to $216.7 million versus $149.3 million, largely due to production at Kupol and Kettle River–Buckhorn.

Also during the fourth quarter of 2008, the Company recorded an impairment charge of $994.1 million related to goodwill primarily on certain assets acquired as part of the Bema transaction.

Operating cash flows increased by $128.2 million largely due to higher sales offset to some extent by reduction in accounts payable.

  8. Disclosure Controls and Procedures and Internal Controls Over
  Financial Reporting

Pursuant to regulations adopted by the U.S. Securities and Exchange Commission, under the Sarbanes-Oxley Act of 2002 and those of the Canadian Securities Administrators, Kinross' management evaluates the effectiveness of the design and operation of the Company's disclosure controls and procedures, and internal controls over financial reporting. This evaluation is done under the supervision of, and with the participation of, the President and Chief Executive Officer and the Chief Financial Officer.

As of the end of the period covered by this MD&A and accompanying audited financial statements, Kinross' management evaluated the effectiveness of its disclosure controls. Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer have concluded that Kinross' disclosure controls and procedures and internal controls over financial reporting, provide reasonable assurance that they were effective. There have not been any significant changes in internal controls for 2008 other than as noted below.

During 2008, the Company transitioned its Kupol and Kettle River–Buckhorn mines from development projects into operations. Internal controls have been put in place and management continues to evaluate its internal controls over financial reporting. Consistent with the Company's plan of enhancing financial and management systems, management implemented a new ERP system at its Round Mountain and Brazil operations. In addition, the Company successfully filled certain newly created key positions in an expanded finance function. The Company believes these investments in technology and people further enhance its internal control over financial reporting.

KINROSS 2008 Annual Report    62

  9. International Financial Reporting Standards

Kinross plans to report under International Financial Reporting Standards (IFRS) as of January 1, 2011. Adoption of IFRS as Canadian GAAP could materially affect our reported financial position and results of operations. During the third and fourth quarters of 2008, the Company, with the assistance of its third party advisor, commenced the assessment and design phases of its changeover plan. During this period, specific project milestones achieved include the formation of a steering committee, the selection of a project management team, the identification of major accounting differences between current Canadian GAAP and IFRS as they affect the Company, the drafting of a project charter, and the high-level assessment of resource requirements over the next two years as the Company implements its transition plan. Over the next year we will develop and refine our transition plan, consult with our operating units and assess the impact on our internal controls over financial reporting, disclosure controls and information systems. Our goal is to make policy changes that are compliant but also provide the most meaningful information to our shareholders.

  10. Critical Accounting Policies and Estimates

Kinross' accounting policies are described in Note 2 to the consolidated financial statements. The preparation of the Company's consolidated financial statements, in conformity with GAAP, requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes. The following is a list of the accounting policies that the Company believes are critical, due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liability, revenue or expense being reported:

  •
  Purchase price allocation;

  •
  Goodwill and Goodwill Impairment;

  •
  Carrying Value of Operating Mines, Mineral Rights, Development Properties and Other Assets;

  •
  Long-term investments;

  •
  Depreciation, depletion and amortization;

  •
  Inventories;

  •
  Reclamation and remediation obligations; and

  •
  Income and mining taxes

Management has discussed the development and selection of the above critical accounting policies with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the disclosure relating to such policies in the MD&A.

  Purchase Price Allocation

Business acquisitions are accounted for by the purchase method of accounting whereby the purchase price is allocated to the assets acquired and the liabilities assumed based on fair value at the time of the acquisition. The excess purchase price over the fair value of identifiable assets and liabilities acquired is goodwill. The determination of fair value often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of property, plant and equipment acquired generally require a high degree of judgment, and include estimates of mineral reserves acquired, future gold prices and discount rates. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets, liabilities and goodwill in the purchase price allocation.

KINROSS 2008 Annual Report    63

  Goodwill and Goodwill Impairment

The amount by which the purchase price of a business acquisition exceeds the fair value of identifiable assets and liabilities acquired, is goodwill. Goodwill is allocated to the reporting units acquired based on management's estimates of the fair value of each reporting unit as compared to the fair value of the assets and liabilities of the reporting unit. Estimates of fair value may be impacted by gold and silver prices, currency exchange rates, discount rates, level of capital expenditures, interest rates, operating costs and other factors that may be different from those used in determining fair value.

For reporting units that have recorded goodwill, the estimated fair value of each unit is compared to its carrying value at least once each year, or when circumstances indicate that the value may have become impaired. If the carrying value exceeds the estimated or implied fair value of goodwill, which is primarily comprised of management's estimate of potential value contained within the reporting unit, any excess of the carrying amount of goodwill over the estimated or implied goodwill is deducted from the carrying value of goodwill and charged to current period income.

While the Company believes that the approach used to calculate estimated fair value for each reporting unit is appropriate, the Company also recognizes that the timing and future value of additions to proven and probable mineral reserves, as well as the gold price and other assumptions discussed previously, may change significantly from current expectations. For 2008, a reduction in the forecasted gold price used to test impairment of 10% would have increased the impairment charge by $78.8 million.

  Carrying Value of Operating Mines, Mineral Rights, Development Properties and Other Assets

Kinross reviews and evaluates the carrying value of its operating mines and development properties for impairment whenever events or circumstances indicate that the carrying amounts of these assets might not be recoverable. When the carrying amount exceeds the undiscounted cash flow, an impairment loss is measured and recorded. Future cash flows are based on estimated recoverable production as determined from Proven and Probable Reserves and Measured, Indicated and Inferred Resources. Assumptions underlying the cash flow estimates include, but are not limited to, forecasted prices for gold and silver, production levels, and operating, capital and reclamation costs. The fair values of exploration-stage properties are estimated based primarily on recent transactions involving similar properties adjusted for any infrastructure that may already be in place. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. Therefore, it is possible that changes in estimates with respect to the Company's mine plans could occur which may affect the expected recoverability of Kinross' investments in the carrying value of the assets. The components of the asset impairment charges are discussed in "Impairment of Goodwill and Property, Plant and Equipment" under the "Consolidated Financial Results" section.

Included in the carrying value of property, plant and equipment and mineral properties is Value beyond Proven and Probable Reserves ("VBPP") resulting from Kinross' acquisitions. The concept of VBPP is described in FASB Emerging Issues Task Force ("EITF") Issue No. 04-3, "Mining Assets: Impairment and Business Combinations," and the Emerging Issues Committee abstract "EIC – 152 – Mining assets – Impairment and Business Combinations" and has been interpreted differently by different mining companies. The Company's adjustments to property, plant and equipment include VBPP attributable to mineralized material, which includes Measured and Indicated amounts that the Company believes could be brought into production, and Inferred Resources.

  Long-term Investments

Long-term investments in equity securities are designated as available-for-sale. Unrealized holding gains and losses related to available-for-sale investments are excluded from net earnings and are included in Other comprehensive income ("OCI") until such gains and losses are realized or an other-than-temporary impairment is determined to have occurred. The Company periodically reviews the carrying value of its investments. When a decline in the value of an investment is considered to be other-than-temporary, the investment is written down to net realizable value with a charge to other income (expense).

KINROSS 2008 Annual Report    64

  Depreciation, Depletion and Amortization

Plants and other facilities used directly in mining activities are depreciated using the units-of-production ("UOP") method over a period not to exceed the estimated life of the ore body based on recoverable ounces to be mined from estimated proven and probable mineral reserves. Mobile and other equipment is depreciated, net of residual value, on a straight-line basis, over the useful life of the equipment but does not exceed the related estimated life of the mine based on Proven and Probable Reserves.

Costs to develop new properties, where it has been determined that a mineral property can be economically developed as a result of establishing proven and probable mineral reserves, are capitalized. All such costs are depleted using the UOP method based on recoverable ounces to be mined from proven and probable mineral reserves.

Major costs incurred after the commencement of production that represent betterment to the property are capitalized and depleted using the UOP method based on recoverable ounces to be mined from estimated proven and probable mineral reserves from the reserves exposed as a result of these activities.

The calculation of the UOP rate, and therefore the annual depreciation, depletion, and amortization expense, could be materially affected by changes in the underlying estimates. Changes in estimates can be the result of actual future production differing from current forecasts of future production, expansion of proven and probable mineral reserves through exploration activities, differences between estimated and actual costs of mining and differences in gold price used in the estimation of proven and probable mineral reserves.

Significant judgment is involved in the determination of useful life and residual values for the computation of depreciation, depletion, and amortization and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

  Inventories

Expenditures incurred, and depreciation, depletion and amortization of assets used in mining and processing activities are deferred and accumulated as the cost of ore in stockpiles, ore on leach pads, in-process and finished metal inventories. These deferred amounts are carried at the lower of average cost or net realizable value ("NRV"). Average cost is determined by using a trailing average of cost of production for a period of no longer than three months. NRV is the difference between the estimated future gold price based on prevailing and long-term prices, less estimated costs to complete production into a saleable form. Write-downs of ore in stockpiles, ore on leach pads, in-process and finished metal inventories resulting from NRV impairments are reported as a component of current period costs. The primary factors that influence the need to record write-downs include prevailing and long-term gold prices and prevailing costs for production inputs such as labour, fuel and energy, materials and supplies, as well as realized ore grades and actual production levels.

Ore on leach pads is ore that is placed on pads where it is permeated with a chemical solution that dissolves the gold contained in the ore. Costs are attributed to the leach pads based on current mining costs, including applicable depreciation, depletion and amortization relating to mining operations incurred up to the point of placing the ore on the pad. Costs are removed from the leach pad based on the average cost per recoverable ounce of gold on the leach pad as the gold is recovered. Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery. Timing and ultimate recovery of gold contained on leach pads can vary significantly from the estimates. The quantities of recoverable gold placed on the leach pads are reconciled to the quantities of gold actually recovered (metallurgical balancing), by comparing the grades of ore placed on the leach pads to actual ounces recovered. The nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. The ultimate recovery of gold from a pad will not be known until the leaching process is completed.

The allocation of costs to ore in stockpiles, ore on leach pads and in-process inventories and the determination of NRV involves the use of estimates. There is a high degree of judgment in estimating future costs, future production levels,

KINROSS 2008 Annual Report    65

proven and probable mineral reserve estimates, gold and silver prices, and the ultimate estimated recovery for ore on leach pads. There can be no assurance that actual results will not differ significantly from estimates used in the determination of the carrying value of inventories.

  Reclamation and Remediation Obligations

Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. The Company records the estimated present value of reclamation liabilities in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset is recorded and depreciated over the life of the asset. The liability will be increased each period to reflect the interest element or accretion reflected in its initial measurement at fair value, and will also be adjusted for changes in the estimate of the amount, timing and cost of the work to be carried out.

Future remediation costs for inactive mines are accrued based on management's best estimate at the end of each period of the undiscounted cash costs expected to be incurred at each site. Changes in estimates are reflected in earnings in the period an estimate is revised.

Accounting for reclamation and remediation obligations requires management to make estimates of the future costs the Company will incur to complete the reclamation and remediation work required to comply with existing laws and regulations at each mining operation. Actual costs incurred may differ from those amounts estimated. Also, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Company. Increases in future costs could materially impact the amounts charged to operations for reclamation and remediation. At December 31, 2008, the undiscounted future cost of reclamation and remediation obligations before inflation was estimated to be $432.0 million. The net present value of estimated future cash outflows for reclamation and remediation obligations was $246.8 million and $222.4 million at December 31, 2008 and 2007, respectively.

  Income and Mining Taxes

The Company recognizes the future tax benefit related to deferred income and resource tax assets and sets up a valuation allowance against any portion that it believes will, more likely than not, fail to be realized (see Note 16 to the consolidated financial statements). Assessing the recoverability of future income tax assets requires management to make significant estimates of future taxable income. Estimates of future taxable income are subject to changes as discussed under the section "Carrying Value of Operating Mines, Mineral Rights, Development Properties and Other Assets". To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the balance sheet date could be impacted. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods from deferred income and resource tax assets.

  Recent Accounting Pronouncements

In February 2008, the CICA issued handbook Section 3064, "Goodwill and Intangible Assets" ("Section 3064") which is effective for the Company on January 1, 2009. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets by profit-oriented enterprises. There is no impact on the Company's financial statements for the year ended December 31, 2008.

In 2008, the CICA issued handbook section 1582, "Business Combinations", which is effective for business combinations with an acquisition date after January 1, 2011. The standard requires the additional use of fair values measurements, recognition of additional assets and liabilities and increased disclosure. The impact of section 1582 is expected to have a material impact on how prospective business combinations are accounted for. Additionally, as part of the application of 1582, companies will be required to adopt CICA handbook Section 1601 "Consolidated Financial Statements" and 1602 "Non-controlling interests". These sections will require that non-controlling interest be presented as part of shareholder's equity on the balance sheet and the controlling parent will be required to present 100 percent of the subsidiary's results in the statement of operations and present the allocation between controlling and non-controlling interest. These standards will be effective January 1, 2011, with early adoption permitted.

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  11. Risk Analysis

The business of Kinross contains significant risk due to the nature of mining, exploration, and development activities. Certain risk factors listed below are related to the mining industry in general while others are specific to Kinross. Included in the risk factors below are details on how Kinross seeks to mitigate these risks wherever possible. For additional discussion of risk factors please refer to the Company's Annual Information Form for the year ended December 31, 2008, which is available on the Company's web site www.kinross.com and on www.sedar.com or is available upon request from the Company.

  Gold Price and Silver Price

The profitability of Kinross' operations is significantly affected by changes in the market price of gold and silver. Gold and silver prices fluctuate on a daily basis and are affected by numerous factors beyond the control of Kinross. The price of gold and/or silver can be subject to volatile price movements and future serious price declines could cause continued commercial production to be impractical. Depending on the prices of gold and silver, cash flow from mining operations may not be sufficient to cover costs of production and capital expenditures. If, as a result of a decline in gold and/or silver prices, revenues from metal sales were to fall below cash operating costs, production may be discontinued. The factors that may affect the price of gold and silver include industry factors such as: industrial and jewellery demand; the level of demand for the metal as an investment; central bank lending, sales and purchases of the metal; speculative trading; and costs of and levels of global production by producers of the metal. Gold and silver prices may also be affected by macroeconomic factors, including: expectations of the future rate of inflation; the strength of, and confidence in, the US dollar, the currency in which the price of the metal is generally quoted, and other currencies; interest rates; and global or regional political or economic uncertainties.

If the world market price of gold and/or silver were to drop and the prices realized by Kinross on gold and/or silver sales were to decrease significantly and remain at such a level for any substantial period, Kinross' profitability and cash flow would be negatively affected. In such circumstances, Kinross may determine that it is not economically feasible to continue commercial production at some or all of its operations or the development of some or all of its current projects, which could have an adverse impact on Kinross' financial performance and results of operations. Kinross may curtail or suspend some or all of its exploration activities, with the result that depleted reserves are not replaced. In addition, the market value of Kinross' gold and/or silver inventory may be reduced and existing reserves may be reduced to the extent that ore cannot be mined and processed economically at the prevailing prices. Furthermore, certain of Kinross' mineral projects include copper which is similarly subject to price volatility based on factors beyond Kinross' control.

  Nature of Mineral Exploration and Mining

The exploration and development of mineral deposits involves significant financial and other risks over an extended period of time which may not be eliminated even with careful evaluation, experience and knowledge. While discovery of gold-bearing structures may result in substantial rewards, few properties explored are ultimately developed into producing mines. Major expenditures are required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the current or proposed exploration programs on properties in which Kinross has an interest will result in profitable commercial mining operations.

The operations of Kinross are subject to the hazards and risks normally incident to exploration, development and production of gold and silver, any of which could result in damage to life or property, environmental damage and possible legal liability for such damage. The activities of Kinross may be subject to prolonged disruptions due to weather conditions depending on the location of operations in which it has interests. Hazards, such as unusual or unexpected formations, rock bursts, pressures, cave-ins, flooding, pit wall failures or other conditions, may be encountered in the drilling and removal of material. While Kinross may obtain insurance against certain risks, potential claims could exceed policy limits or could be excluded from coverage. There are also risks against which Kinross cannot or may elect not to insure. The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require

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significant capital outlays, adversely affecting the future earnings and competitive position of Kinross and, potentially, its financial viability.

Whether a gold deposit will be commercially viable depends on a number of factors, some of which include the particular attributes of the deposit, such as its size and grade, costs and efficiency of the recovery methods that can be employed, proximity to infrastructure, financing costs and governmental regulations, including regulations relating to prices, taxes, royalties, infrastructure, land use, importing and exporting of gold and environmental protection. The effect of these factors cannot be accurately predicted, but the combination of these factors may result in Kinross not receiving an adequate return on its invested capital.

Kinross mitigates the likelihood and potential severity of these mining risks it encounters in its day-to-day operations through the application of high operating standards. In addition, Kinross reviews its insurance coverage at least annually to ensure that the most complete and cost-effective coverage is obtained.

  Environmental Risks

Kinross' mining and processing operations and exploration activities in Canada, the United States, Russia, Brazil, Ecuador and Chile are subject to various laws and regulations governing the protection of the environment, exploration, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety, and other matters. New laws and regulations, amendments to existing laws and regulations, or more stringent implementation of existing laws and regulations could have a material adverse impact on Kinross through increased costs, a reduction in levels of production and/or a delay or prevention of the development of new mining properties. Compliance with these laws and regulations requires significant expenditures and increases Kinross' mine development and operating costs.

Permits from various governmental authorities are necessary in order to engage in mining operations in all jurisdictions in which Kinross operates. Such permits relate to many aspects of mining operations, including maintenance of air, water and soil quality standards. In most jurisdictions, the requisite permits cannot be obtained prior to completion of an environmental impact statement and, in some cases, public consultation. Further, Kinross may be required to submit for government approval a reclamation plan, to post financial assurance for the reclamation costs of the mine site, and to pay for the reclamation of the mine site upon the completion of mining activities. Kinross mitigates this risk by performing certain reclamation activities concurrent with production.

Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities concerning the environmental effects associated with mineral exploration and production. Environmental liability may result from mining activities conducted by others prior to Kinross' ownership of a property. To the extent Kinross is subject to uninsured environmental liabilities, the payment of such liabilities would reduce funds otherwise available for business activities and could have a material adverse effect on Kinross. Should Kinross be unable to fully fund the cost of remedying an environmental problem, Kinross might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy, which could have a material adverse effect. Kinross mitigates the likelihood and potential severity of these environmental risks it encounters in its day-to-day operations through the application of high operating standards.

  Reserve Estimates

The reserve and resource figures are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Market fluctuations in the price of gold may render the mining of ore reserves uneconomical and require Kinross to take a write-down of an asset or to discontinue development or production. Moreover, short-term operating factors relating to the reserves, such as the need for orderly development of the ore body or the processing of new or different ore grades, may cause a mining operation to be unprofitable in any particular accounting period.

Proven and Probable Reserves at Kinross' mines and development projects were estimated as of December 31, 2008, based upon a gold price of $725 per ounce of gold. Prior to 2002, gold prices were significantly below these levels.

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Prolonged declines in the market price of gold may render reserves containing relatively lower grades of gold mineralization uneconomic to exploit and could materially reduce Kinross' reserves. Should such reductions occur, material write-downs of Kinross' investment in mining properties or the discontinuation of development or production might be required, and there could be material delays in the development of new projects and reduced income and cash flow.

There are numerous uncertainties inherent in estimating quantities of proven and probable gold reserves. The estimates in this document are based on various assumptions relating to gold prices and exchange rates during the expected life of production and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures and recovery rates may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in a material downward or upward revision of current estimates.

  Operations Outside of North America

Kinross has mining and exploration operations in various regions of the world, including Brazil, Chile, Ecuador and the Russian Federation and such operations are exposed to various levels of political, economic, and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to: terrorism; hostage taking; military repression; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls, and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Future political and economic conditions in these countries may result in these governments adopting different policies respecting foreign development and ownership of mineral resources. Any changes in policy may result in changes in laws affecting ownership of assets, foreign investment, taxation, rates of exchange, gold sales, environmental protection, labour relations, price controls, repatriation of income, and return of capital, which may affect both the ability of Kinross to undertake exploration and development activities in respect of future properties in the manner currently contemplated, as well as its ability to continue to explore, develop, and operate those properties to which it has rights relating to exploration, development, and operation. A future government of these countries may adopt substantially different policies, which might extend to, as an example, expropriation of assets.

The tax regimes in these countries are often subject to differing interpretations and are subject to constant change. Kinross' interpretation of taxation law as applied to its transactions and activities may not coincide with that of the tax authorities. As a result, transactions may be challenged by tax authorities and Kinross' operations may be assessed, which could result in significant additional taxes, penalties and interest.

Kinross is subject to the considerations and risks of operating in the Russian Federation. Certain currency conversion risks exist in the Russian economy. Russian legislation currently permits the conversion of ruble revenues into foreign currency. However, the market in the Russian Federation for the conversion of rubles into foreign currencies is limited. Further, any delay or other difficulty in converting rubles into a foreign currency to make a payment or delay in or restriction on the transfer of foreign currency could limit our ability to meet our payment and debt obligations, which could result in the loss of suppliers, acceleration of debt obligations, etc.

The prospects for future economic stability in the Russian Federation are largely dependent upon the effectiveness of economic measures undertaken by the government, together with legal, regulatory, and political developments.

Russian laws, licenses, and permits have been in a state of change and new laws may be given retroactive effect. Such licenses and permits, including construction and operational permits required from time to time in respect of a mineral project, may not be obtained on a basis consistent with our current expectations. Further, ambiguity exists in regard to the interpretation of licenses and permits and the application of rules and regulations in regard to mining activities and

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associated environmental requirements in the Russian Federation. The suspension, limitation in scope or revocation of a significant license or the levying of substantial fines could have a material adverse effect on our operations in the Russian Federation and Kinross' financial results. In such circumstances, the construction, development and mining activities may be significantly and adversely affected. Additionally, the Russian authorities and the Russian court system may not be predictable. Challenges to foreign companies' asset ownership, operations and regulatory compliance may be brought by Russian authorities for reasons that cannot be predictable. It is also not unusual in the context of dispute resolution in the Russian Federation for parties to use the uncertainty in the Russian legal environment as leverage in business negotiations.

  Risks Specific to Operating in Ecuador

Kinross may be negatively affected by political uncertainty and economic instability, or by unanticipated legislative, regulatory or public policy initiatives, in Ecuador in the future.

On January 29, 2009, Ecuador's new mining law took effect. However, the regulations pursuant to the new law, and the form of exploitation contract to which private mining companies will be subject, have yet to be finalized.

There are risks that, should they materialize, could create a situation hostile to the Company or which could undermine the ability of mining companies to operate successfully in the country. These risks include, but are not limited to, the possibility that: (1) the mining law is amended or administered in a manner which renders the development of the FDN deposit, or large-scale mining in general, uneconomic; (2) the Company is unsuccessful in entering into an "exploitation contract" with the government, as required under the mining law; (3) the regulations to be promulgated pursuant to the passage of the mining law, and/or related permitting requirements, make it difficult or impossible to proceed with the development of the FDN deposit on an economic basis; (4) a deterioration in Ecuador's economy and public finances, or other unforeseen matters, causes the government to introduce fiscal measures which make it difficult or impossible for the Company to raise or justify the investment of capital necessary to successfully develop the FDN deposit; (5) a political party or coalition of parties hostile to the mining industry wins the national elections currently scheduled for April 26, 2009 and assumes control of the Presidency, the Congress or both; and (6) legal challenges result in court rulings that that find the mining law to be unconstitutional or that require substantive amendments to the mining law that are adverse to the future development of the mining industry. If the Ecuadorian government continues its existing default or subsequently defaults on additional foreign debt obligations, this could have negative implications for the country's economy and investment climate, although Kinross does not anticipate it will impact the implementation and application of the new mining law.

  Risk of Contingent Liabilities

Aurelian has been named as defendant in a number of actions filed on behalf of certain former holders of warrants which expired in June 2005 claiming aggregate damages of approximately CAD$150 million or, in the alternative, approximately 3.8 million Aurelian common shares on a pre-split basis (on June 22, 2007 Aurelian effected a 4-for-1 split of its common shares). If one or more of these claims is successful, Kinross could, among other things, be required to pay significant monetary damages. Kinross intends to continue to vigorously defend against these actions.

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  Licenses and Permits

The operations of Kinross require licenses and permits from various governmental authorities. However, such licenses and permits are subject to change in various circumstances. There can be no guarantee that Kinross will be able to obtain or maintain all necessary licenses and permits that may be required to explore and develop its properties, commence construction or operation of mining facilities and properties under exploration or development or to maintain continued operations that economically justify the cost. Kinross endeavours to be in compliance with these regulations at all times.

  Federal Strategic Investments Law and Amendments to Russian Subsoil Law

On May 7, 2008, the federal laws "On the Procedure for Foreign Investment in Companies of Strategic Significance for State Defence and Security" (the "Strategic Investments Law") and "On Amendments to the Subsoil Law" (the "Law on Amendments") came into effect. The Strategic Investments Law sets forth the criteria whereby certain transactions entered into by a foreign investor require prior approval from the Russian Federation ("RF") authorities. Such approval will be required if: (1) the Russian Company ("RusCo") is engaged in activities which are defined as strategic for the purposes of national security and defence, and (2) a potential foreign investor directly or indirectly obtains 10% or more of the voting shares of or there exists some other mechanism for control over (such as a management agreement) the RusCo. The laws also apply to transactions and agreements entered into outside of the RF if such transactions or agreements result in the control over RusCo.

The Strategic Investments Law designates geological study and/or mining work in subsoil areas of federal significance as strategic activity. According to the Law on Amendments, subsoil areas of federal significance, among other things, include those that contain according to the records of the state balance of mineral reserves as of January 1, 2006, gold reserves of 50 tonnes (or 1,763,698 ounces) or more and/or 500,000 tonnes or more of copper. The law does not designate deposits containing silver in the list of deposits that are deemed "strategic". In accordance with the Law on Amendments, the list of the subsoil areas of federal significance was published on March 5, 2009 by the Ministry of Natural Resources ("MNR") in an official publication approved by the RF. The Kupol deposit was listed as a strategic deposit as its gold reserves exceed 50 tonnes.

Although the Kupol deposit is on the strategic deposit list, Kinross believes that these laws do not have a material impact on its current ownership and operation of the Kupol mine as it was obtained prior to the enactment of the Strategic Investments Law and the Law on the Amendments. However, in the event that Kinross increases its ownership interest in Kupol, such transaction will be subject to applicable governmental approvals under the new Strategic Investments Law. Further, a foreign purchaser of 10% or more of Kinross' ownership interest will be required to obtain applicable governmental approvals.

Although progress was made in 2008, certain procedures, rules and regulations have yet to be promulgated under the Strategic Investments Law and the Law on Amendments. Further, some provisions of these laws are drafted vaguely, making their application and interpretation unclear in certain areas and thus it is difficult to predict how these laws will be applied in practice.

Under the new laws and RF Government Resolution no. 697 dated September 16, 2008, combined license holders (such as CMGC with respect to the Kupol East and Kupol West licenses) are required to seek approval from the RF Government prior to commissioning mining operations on a strategic deposit under a combined license. If such approval is not obtained, the law may impact the ability of CMGC to mine under the Kupol East and Kupol West combined exploration and mining licenses that are the subject of the proposed joint venture (the "Kupol JV") with B2Gold ("B2") and Chukotsnab State Unitary Enterprise ("CUE") after completion of geological surveys, if 50 or more tonnes (a "strategic deposit") are discovered during the exploration stage with respect to either of the deposits. Although the RF Government has granted such approval to other foreign parties, there can be no assurance that such approval to mine

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will be granted to the license holder by the RF Government or what the terms of such approval might be. In the case of a withdrawal of a license, the RF Government is required to reimburse the expenses incurred in respect of the geological study of the subsoil plot and any tender fee amount paid by the license holder. In addition, the license holder may be paid a finder's fee by the RF Government in its discretion.

  Title to Properties

The validity of mining claims which constitute most of Kinross' property holdings may, in certain cases, be uncertain and is subject to being contested. Kinross' titles, particularly title to undeveloped properties, may be defective.

Certain of Kinross' United States mineral rights consist of unpatented mining claims. Unpatented mining claims are unique property interests, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain and is always subject to challenges of third parties or contests by the United States government. The validity of an unpatented mining claim, in terms of both its location and its maintenance, is dependent on strict compliance with a complex body of United States federal and state statutory and decisional law. In addition, there are few public records that definitively control the issues of validity and ownership of unpatented mining claims. The General Mining Law of the United States includes provisions for obtaining a patent, which is essentially equivalent to fee title, for an unpatented mining claim upon compliance with certain statutory requirements (including the discovery of a valuable mineral deposit). However, a Congressional moratorium against the filing of new applications for a mineral patent is currently in effect and is expected to remain in effect.

Certain of Kinross' properties may be subject to the rights or the asserted rights of various community stakeholders, including indigenous people. For example in Brazil, there is legislation requiring the government to grant title to the Quilombola people who either still occupy their traditional lands or who are found, through a process administered by the Instituto Nacional de Colonizacao e Reforma Agraria (INCRA), to have rights to certain lands. There are Quilombola communities in the Paracatu area. An INCRA report issued on March 6th, 2009 concluded that the Machadinho Quilombola community has rights to 2,217.52 hectares of land in the area, a portion of which (900 hectares) would be affected by the operation of the planned new tailings dam at Paracatu.

As a result the Company is negotiating an agreement with the Machadinho Quilombola Association (AQUIMA) to acquire rights to the lands demarcated by INCRA as Quilombola land. The Company expects that the negotiations will be successful and that it will acquire the necessary ownership rights to build and operate the facility, but there remains a risk that such agreement is not concluded on a timely basis which may adversely impact on the Company's plan to construct a new tailings dam in the desired location under its current timetable. In addition, the Company requires an installation permit (LI) issued by the State Environmental Protection Agency of the State of Minas Gerais (SUPRAM) to commence construction of the new tailings dam. Although the Company believes its permit application to be in full compliance with Brazilian law, supported by local state authorities and expects the LI to be granted, SUPRAM was recently enjoined from proceeding with its hearing to consider the Company's LI application as a result of an injunction obtained by a state public attorney from a state court.

Among other matters, the injunction stipulates a number of conditions that must be satisfied before SUPRAM may proceed with its hearing to consider the Company's LI application. Most of these conditions have been the subject of previous discussion with the state public attorney and the Company believes the conditions will be fulfilled and/or withdrawn pursuant to an agreement to be negotiated with the state public attorney to address its concerns and/or the successful appeal of the injunction by the Company. However, there is a risk that such agreement or appeal will not be concluded or successful, respectively, which may adversely impact on the Company's plan to construct a new tailings dam in the desired location under its current timetable.

The Company understands from its legal advisers that the federal public attorney has filed an application in a federal court seeking injunctive relief similar in nature to the injunction granted by the state court. To date, the Company has not been formally served with such application and the federal court has not heard or granted such injunction. The Company

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has already been in discussions with the federal public attorney respecting its concerns and intends to negotiate an agreement with the federal public attorney to withdraw the injunction application or set aside any injunction granted by the federal court and address any concerns in connection with the proposed tailings dam. The Company will vigorously oppose such application if the federal court permits the Company's intervention in the injunction hearing. If the injunction is eventually granted by the federal court, the Company will appeal such injunction. The Company has been advised by its legal advisers that it should have compelling legal arguments to successfully appeal any injunction obtained by the federal public attorney. However, there is a risk that such agreement or appeal will not be concluded or successful, respectively, which may adversely impact on the Company's plan to construct a new tailings dam in the desired location under its current timetable.

  Competition

The mineral exploration and mining business is competitive in all of its phases. Kinross competes with numerous other companies and individuals, including competitors with greater financial, technical and other resources than Kinross, in the search for and the acquisition of attractive mineral properties. The ability of Kinross to operate successfully in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for mineral exploration. Kinross may be unable to compete successfully with its competitors in acquiring such properties or prospects on terms it considers acceptable, if at all.

  Joint Ventures

Certain of the operations in which Kinross has an interest are operated through joint ventures with other mining companies. Any failure of such other companies to meet their obligations to Kinross or to third parties could have a material adverse effect on the joint venture. In addition, Kinross may be unable to exert control over strategic decisions made in respect of such properties.

  Interest Rate Fluctuations

Fluctuations in interest rates can affect Kinross' results of operations and cash flow. The Company's credit facilities are subject to variable interest rates.

  Disclosures About Market Risks

To determine its market risk sensitivities, Kinross uses an internally generated financial forecast model that is sensitized to various gold prices, currency exchange rates, interest rates and energy prices. The variable with the greatest impact is the gold price, and Kinross prepares a base case scenario and then sensitizes it by a 10% increase and decrease in the gold price. For 2009, sensitivity to a 10% change in the gold price is estimated to have a $216.4 million on pre-tax earnings. Kinross' financial forecast covers the projected life of its mines. In each year, gold is produced according to the mine plan. Additionally, for 2009, sensitivity to a 10% change in the silver price is estimated to have a $49.7 million impact on pre-tax earnings. Costs are estimated based on current production costs plus the impact of any major changes to the operation during its life. Quantitative disclosure of market risks is disclosed below.

  Gold and Silver Price Risks

Kinross' net earnings can vary significantly with fluctuations in the market price of gold and silver. At various times, in response to market conditions, Kinross has entered into gold forward sales contracts, spot deferred forward sales contracts, purchased put options and written call options for some portion of expected future production in an attempt to

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mitigate the risk of adverse price fluctuations. Kinross is not subject to margin requirements on any of its hedging lines. Kinross has made the decision not to continue with a comprehensive gold hedging program. On occasion, however, the Company may enter into forward sales contracts or similar instruments if hedges are acquired on a business acquisition, if hedges are required under project financing requirements, or when deemed advantageous by management. As at December 31, 2008, Kinross had gold and silver forward sales contracts, gold spot deferred forward sales contracts and gold written call options outstanding acquired with the acquisition of Bema. Included in the portfolio are gold and silver hedge contracts required as part of the Kupol financing requirements. Kinross does not include these financial instruments in testing for impairment of operating mines, mineral rights, and development properties.

  Foreign Currency Exchange Risk

Kinross conducts the majority of its operations in the United States, Brazil, Chile and Russia. Currency fluctuations affect the cash flow that Kinross realizes from its operations as gold is sold in U.S. dollars, while expenditures are incurred in U.S. and Canadian dollars, Brazilian reais, Chilean pesos and Russian roubles. Kinross' results are positively affected when the U.S. dollar strengthens against these foreign currencies and adversely affected when the U.S. dollar weakens against these foreign currencies. Where possible, Kinross' cash and cash equivalent balances are primarily held in U.S. dollars.

  Chilean Pesos

Kinross has interests in the Maricunga and La Coipa mines, both located in Chile. Kinross estimates a 10% change from a budgeted exchange rate of 600 pesos to one U.S. dollar could result in an approximate $0.6 million change in Kinross' pre-tax operating earnings. In addition, a 10% change in the exchange rate could result in an approximate $0.5 million change in Kinross' capital expenditures.

  Brazilian Reais

Kinross is a partner in the Crixás mine and the 100% owner of the Paracatu mine, both located in Brazil. Kinross estimates a 10% change from a budgeted exchange rate of 2.10 Brazilian reais to one U.S. dollar could result in an approximate $7.7 million change in Kinross' pre-tax operating earnings. In addition, a 10% change in the exchange rate could result in an approximate $7.2 million change in Kinross' capital expenditures.

  Canadian Dollars

Kinross incurs expenses in Canadian dollars for expenses incurred at the Canadian corporate office and for some exploration, and administrative expenses. The Company estimates a 10% change from a budgeted exchange rate of CDN $1.00 per U.S. dollar could result in an approximate $5.6 million change in Kinross' pre-tax operating earnings.

  Russian Rouble

Kinross incurs expenses in Russian roubles for expenses incurred at Kupol. The Company estimates a 10% change from a budgeted exchange rate of RRB $28.0 per U.S. dollar could result in an approximate $10.2 million change in Kinross' pre-tax operating earnings. In addition, a 10% change in the exchange rate could result in an approximate $0.6 million change in Kinross' capital and reclamation expenditures.

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  Credit, Counterparty and Liquidity Risk

Although recent infusions of liquidity from the Federal Reserve in the United States and other National Banks around the world have sought to alleviate liquidity concerns in the global banking system, the Company is still subject to counterparty risk and may be impacted, in the event that a counterparty becomes insolvent. To manage both counterparty and credit risk, the Company proactively manages its exposure to individual counterparties. The Company only transacts with highly-rated counterparties. A limit on contingent exposure has been established for each counterparty based on the counterparty's credit rating and the Company monitors the financial condition of each counterparty.

Credit risk relates to accounts receivable and derivative contracts and arises from the possibility that a counterparty to an instrument fails to perform. The Company only transacts with highly-rated counterparties and a limit on contingent exposure has been established for each counterparty based on the counterparty's credit rating.

As at December 31, 2008, the Company's gross credit exposure was $94.0 million and at December 31, 2007, the gross credit exposure was $90.7 million.

To manage liquidity risk, the Company maintains cash positions and has financing in place, that the Company expects will be sufficient to meet its operating and capital expenditure requirements. Potential sources for liquidity could include, but are not limited to: the Company's current cash position, existing credit facilities, future operating cash flow and potential private and public financing. Additionally, the Company reviews its short-term operational forecasts regularly and long-term budgets to determine its cash requirements.

  Energy Availability Risk

The Company consumes energy in mining activities, primarily in the form of diesel fuel, electricity and natural gas. As many of Kinross' mines are in remote locations and energy is a limited resource generally, the Company faces the risk that there may not be sufficient energy available to carry out mining activities efficiently or that certain sources of energy may not be available.

  Potential for Incurring Unexpected Costs or Liabilities as a Result of the Acquisitions

Although the Company has conducted investigations in connection with the acquisitions of Aurelian and Lobo-Marte, risks remain regarding any undisclosed or unknown liabilities associated with these acquisitions. The Company may discover that it has acquired substantial undisclosed liabilities. The Company may have little recourse against the seller if any of the representations or warranties provided in connection with these acquisitions prove to be inaccurate. Such liabilities could have an adverse impact on the Company's business, financial condition, results of operations or cash flows.

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  Current Global Financial Condition

Current global financial conditions have been characterized by increased volatility and several financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities. The fallout from the current global financial crisis has resulted in the following conditions, which may have an impact on the operations and cash flows of the Company:

  •
  Volatility in commodity prices and foreign exchange rates,

  •
  Tightening of credit markets,

  •
  Increased counterparty risk, and

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  Volatility in the prices of publicly traded entities.

Although the tightening of credit markets has restricted the ability of certain companies to access capital, to date this has not had an impact on the Company's liquidity. The Company has raised approximately $396 million in net proceeds from a public common share offering. Additionally, the Company has additional availability under its revolving credit facility of $154.0 million. However, continued tightening of credit markets may impact the ability of the Company to obtain equity or debt financing in the future on terms favourable to the Company.

The Company has not experienced any difficulties to date with respect to the counterparties it transacts with. The counterparties continue to be highly rated and as noted above, the Company has employed measures to reduce the impact of counterparty risk.

Continued volatility in equity markets may have an impact on the value of publicly listed companies in Kinross' equity portfolio. Should declines in the equity values continue and are deemed to be other than temporary, impairment losses may result.

KINROSS 2008 Annual Report    76

Exhibit 99.3

  MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The consolidated financial statements, the notes thereto and other financial information contained in the Annual Report have been prepared in accordance with Canadian generally accepted accounting principles and are the responsibility of the management of Kinross Gold Corporation. The financial information presented elsewhere in the Annual Report is consistent with the data that is contained in the consolidated financial statements. The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgment of management.

In order to discharge management's responsibility for the integrity of the financial statements, the Company maintains a system of internal accounting controls. These controls are designed to provide reasonable assurance that the Company's assets are safeguarded, transactions are executed and recorded in accordance with management's authorization, proper records are maintained and relevant and reliable financial information is produced. These controls include maintaining quality standards in hiring and training of employees, policies and procedures manuals, a corporate code of conduct and ensuring that there is proper accountability for performance within appropriate and well-defined areas of responsibility. The system of internal controls is further supported by a compliance function, which is designed to ensure that we and our employees comply with securities legislation and conflict of interest rules.

The Board of Directors is responsible for overseeing management's performance of its responsibilities for financial reporting and internal control. The Audit Committee, which is composed of non-executive directors, meets with management as well as the external auditors to ensure that management is properly fulfilling its financial reporting responsibilities to the Directors who approve the consolidated financial statements. The external auditors have full and unrestricted access to the Audit Committee to discuss the scope of their audits, the adequacy of the system of internal controls and review financial reporting issues.

The consolidated financial statements have been audited by KPMG LLP, the independent registered chartered accountants, in accordance with Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States).

/s/ TYE W. BURT	/s/ THOMAS M. BOEHLERT
Tye W. Burt	Thomas M. Boehlert
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer

Toronto, Canada
March 17, 2009

KINROSS 2008 Annual Report    77

  REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

  To the Shareholders of Kinross Gold Corporation

We have audited the consolidated balance sheets of Kinross Gold Corporation ("the Company") as at December 31, 2008 and December 31, 2007 and the consolidated statements of operations, cash flows, common shareholders' equity and comprehensive income (loss) for each of the years in the three-year period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.

/s/ KPMG LLP
Chartered Accountants, Licensed Public Accountants

Toronto, Canada
March 17, 2009, except as to note 21(v)
which is as of March 19, 2009

KINROSS 2008 Annual Report    78

  CONSOLIDATED BALANCE SHEETS
  As at December 31,

(expressed in millions of United States dollars, except share amounts)		2008	2007

Assets
Current assets
Cash and cash equivalents	Note 5	$490.6	$551.3
Restricted cash		12.4	2.4
Short-term investments		34.5	9.9
Accounts receivable and other assets	Note 5	126.5	95.2
Inventories	Note 5	437.1	242.8
Unrealized fair value of derivative assets	Note 8	23.8	24.0
Current assets held for sale		–	8.1

		1,124.9	933.7
Property, plant and equipment	Note 5	4,748.0	3,476.3
Goodwill	Note 5	1,181.9	2,014.8
Long-term investments	Note 5	185.9	127.7
Future income and mining taxes		33.9	33.3
Unrealized fair value of derivative assets	Note 8	8.7	3.5
Deferred charges and other long-term assets	Note 5	104.2	136.3
Long-term assets held for sale		–	3.7

		$7,387.5	$6,729.3

Liabilities
Current liabilities
Accounts payable and accrued liabilities	Note 5	$246.3	$290.1
Current portion of long-term debt	Note 9	167.1	76.0
Current portion of reclamation and remediation obligations	Note 10	10.0	10.0
Current portion of unrealized fair value of derivative liabilities	Note 8	128.1	29.1
Current liabilities of the assets held for sale		–	2.2

		551.5	407.4
Long-term debt	Note 9	783.8	488.1
Other long-term liabilities	Note 5	586.6	499.0
Future income and mining taxes		622.3	465.9
Long-term liabilities of the assets held for sale		–	7.0

		2,544.2	1,867.4

Non-controlling interest		56.3	14.0

Convertible preferred shares of subsidiary company		10.1	10.1

Common shareholders' equity
Common share capital and common share purchase warrants	Note 13	5,873.0	5,123.6
Contributed surplus		168.5	65.4
Accumulated deficit		(1,100.2)	(253.1)
Accumulated other comprehensive loss	Note 6	(164.4)	(98.1)

		4,776.9	4,837.8

Commitments and contingencies	Note 20
Subsequent events	Note 21

		$7,387.5	$6,729.3

Common shares
Authorized		Unlimited	Unlimited
Issued and outstanding		659,438,293	611,925,266

Signed on behalf of the Board:

John A. Brough Director	John M.H. Huxley Director

The accompanying notes are an integral part of these consolidated financial statements

KINROSS 2008 Annual Report    79

  CONSOLIDATED STATEMENTS OF OPERATIONS
  For the years ended December 31,

(expressed in millions of United States dollars, except per share and share amounts)		2008	2007	2006

Revenue
Metal sales		$1,617.0	$1,093.0	$905.6
Operating costs and expenses
Cost of sales (excludes accretion, depreciation, depletion and amortization)		768.8	580.3	481.7
Accretion and reclamation expense		24.7	10.9	33.5
Depreciation, depletion and amortization		273.8	129.3	108.3

		549.7	372.5	282.1
Other operating costs		7.4	28.7	26.0
Exploration and business development		59.0	47.3	39.4
General and administrative	Note 14	100.8	69.6	52.1
Impairment charges: goodwill	Note 5	994.1	–	–

Operating earnings (loss)		(611.6)	226.9	164.6
Other income (expense) – net	Note 5	(42.7)	189.6	27.6

Earnings (loss) before taxes and other items		(654.3)	416.5	192.2
Income and mining taxes expense – net	Note 16	(101.1)	(73.8)	(25.9)
Equity in losses of associated companies		(8.7)	(11.1)	–
Non-controlling interest		(42.3)	3.2	0.3
Dividends on convertible preferred shares of subsidiary		(0.8)	(0.8)	(0.8)

Net earnings (loss)		$(807.2)	$334.0	$165.8

Earnings (loss) per share
Basic		$(1.28)	$0.60	$0.47
Diluted		$(1.28)	$0.59	$0.47
Weighted average number of common shares outstanding (millions)	Note 15
Basic		628.6	557.4	352.1
Diluted		628.6	566.1	353.2

The accompanying notes are an integral part of these consolidated financial statements

KINROSS 2008 Annual Report    80

  CONSOLIDATED STATEMENTS OF CASH FLOWS
  For the years ended December 31,

(expressed in millions of United States dollars)	2008	2007	2006

Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings (loss)	$(807.2)	$334.0	$165.8
Adjustments to reconcile net earnings (loss) to net cash provided from (used in) operating activities:
Depreciation, depletion and amortization	273.8	129.3	108.3
Accretion and reclamation expenses	24.7	10.9	33.5
Accretion of convertible debt and deferred financing costs	15.4	–	–
Impairment charges:
Goodwill	994.1	–	–
Investments and other assets	83.9	1.3	10.5
Gain on disposal of assets and investments – net	(30.2)	(184.6)	(47.4)
Equity in losses of associated companies	8.7	11.1	–
Non-hedge derivative gains – net	(41.6)	(30.2)	–
Future income and mining taxes	27.9	26.4	0.9
Non-controlling interest	42.3	(3.2)	(0.3)
Stock-based compensation expense	21.6	13.0	10.4
Other	21.2	5.5	0.9
Changes in operating assets and liabilities:
Accounts receivable and other assets	(33.7)	(6.5)	(10.1)
Inventories	(145.4)	(10.6)	13.5
Accounts payable and other liabilities	(11.9)	44.8	6.0

Cash flow provided from operating activities	443.6	341.2	292.0

Investing:
Additions to property, plant and equipment	(714.7)	(601.1)	(202.9)
Business acquisitions – net of cash acquired	21.2	2.4	(0.6)
Proceeds from the sale of long-term investments and other assets	37.3	61.8	33.7
Additions to long-term investments and other assets	(168.9)	(28.9)	(13.9)
Proceeds from the sale of property, plant and equipment	–	232.9	10.7
Additions to short-term investments	(24.6)	(9.9)	–
Decrease in restricted cash	(10.0)	6.4	–
Other	3.5	0.4	–

Cash flow used in investing activities	(856.2)	(336.0)	(173.0)

Financing:
Issuance of common shares on exercise of options and warrants	31.7	216.2	7.6
Proceeds from issuance of debt	123.2	287.7	35.3
Proceeds from issuance of convertible debentures	449.9	–	–
Debt issuance costs	(1.6)	–	(2.5)
Repayment of debt	(123.5)	(88.4)	(104.6)
Dividends paid	(51.5)	(5.6)	–
Settlement of derivative instruments	(23.2)	(30.5)	–
Other	(29.3)	–	–

Cash flow provided from (used in) financing activities	375.7	379.4	(64.2)

Effect of exchange rate changes on cash	(23.8)	12.6	1.7

Increase (decrease) in cash and cash equivalents	(60.7)	397.2	56.5
Cash and cash equivalents, beginning of year	551.3	154.1	97.6

Cash and cash equivalents, end of year	$490.6	$551.3	$154.1

The accompanying notes are an integral part of these consolidated financial statements

KINROSS 2008 Annual Report    81

  CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY
  For the year ended December 31,

(expressed in millions of United States dollars)	2008	2007	2006

Common share capital and common share purchase warrants
Balance beginning of year	$5,123.6	$2,001.7	$1,777.6
Shares issued on acquisition of Bema	–	2,642.1	–
Shares issued on acquisition of Aurelian	639.7	–	–
Warrants issued on acquisition of Bema	–	141.9	–
Warrants issued on acquisition of Aurelian	56.0	–	–
Equity portion of convertible notes acquired on acquisition of Bema	–	23.7	–
Shares issued (cancelled) on acquisition of Crown	–	(0.4)	205.4
Common shares issued for stock-based awards	3.4	2.7	16.1
Transfer from contributed surplus of expired warrants	–	(0.3)	(0.1)
Transfer from contributed surplus of exercise of options and restricted shares	18.6	38.1	–
Cash proceeds on options and warrants exercised	31.7	216.2	–
Conversion of convertible notes	–	57.9	–
Conversion of redeemable retractable preferred shares	–	–	2.7

Balance at the end of the year	$5,873.0	$5,123.6	$2,001.7

Contributed surplus
Balance beginning of year	$65.4	$54.6	$52.6
Equity portion of convertible notes	76.6	–	–
Stock-based compensation	19.2	10.3	1.9
Options issued on acquisition of Bema	–	37.9	–
Options issued on acquisition of Aurelian	25.9	–	–
Transfer of fair value of expired warrants and options	–	0.3	0.1
Transfer of fair value of exercised options and restricted shares	(18.6)	(38.1)	–
Transfer from common share capital of fair value of cancelled shares	–	0.4	–

Balance at the end of the year	$168.5	$65.4	$54.6

Accumulated deficit
Balance beginning of year	$(253.1)	$(587.1)	$(752.9)
Adoption of new accounting policy	11.0	–	–
Dividends Paid	(50.9)	–	–
Net earnings	(807.2)	334.0	165.8

Balance at the end of the year	$(1,100.2)	$(253.1)	$(587.1)

Accumulated other comprehensive income (loss)
Balance beginning of year	$(98.1)	$(1.2)	$(1.2)
Unrealized gains on long-term investments, net of tax	–	19.9	–

Adjusted balance, beginning of year	$(98.1)	$18.7	$(1.2)
Other comprehensive loss	(66.3)	(116.8)	–

Balance at the end of the year	$(164.4)	$(98.1)	$(1.2)

Total accumulated deficit and accumulated other comprehensive income (loss)	$(1,264.6)	$(351.2)	$(588.3)

Total common shareholders' equity	$4,776.9	$4,837.8	$1,468.0

The accompanying notes are an integral part of these consolidated financial statements

KINROSS 2008 Annual Report    82

  CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
  For the years ended December 31,

(expressed in millions of United States dollars)		2008	2007	2006

Net earnings (loss)		$(807.2)	$334.0	$165.8

Other comprehensive income (loss), net of tax:	Note 6
Change in fair value of investments (a)		(72.0)	20.0	–
Reclass to earnings for impairment charges		47.0	–	–
Accumulated OCI related to investments sold (b)		–	(15.3)	–
Change in fair value of derivative financial instruments designated as cash flow hedges (c)		(36.2)	(107.3)	–
Change in derivatives settled (d)		(5.1)	(14.2)	–

		(66.3)	(116.8)	–

Total comprehensive income (loss)		$(873.5)	$217.2	$165.8

(a)
Net of tax of ($2.1) million (2007 – $2.1, 2006 – $nil)

(b)
Net of tax of $nil (2007 – $nil, 2006 – $nil)

(c)
Net of tax of $5.0 million (2007 – $4.1, 2006 – $nil)

(d)
Net of tax of $8.1 million (2007 – $1.7, 2006 – $nil)

The accompanying notes are an integral part of these consolidated financial statements

KINROSS 2008 Annual Report    83

  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
  For the years ended December 31, 2008, 2007 and 2006

  (in millions of United States dollars)

  1. Description of Business and Nature of Operations

Kinross Gold Corporation and its subsidiaries and joint ventures (collectively, "Kinross" or the "Company") are engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction, processing and reclamation. Kinross' gold production and exploration activities are carried out principally in the United States, the Russian Federation, Brazil, Ecuador and Chile. There were also gold production and exploration activities in Canada, up until December 21, 2007 when the Porcupine Joint Venture ("PJV") and Musselwhite Joint Venture ("Musselwhite") were sold to Goldcorp in an asset swap transaction. Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells a quantity of silver.

The operating cash flow and profitability of the Company are affected by various factors, including the amount of gold and silver produced and sold, the market prices of gold and silver, operating costs, interest rates, environmental costs and the level of exploration activity and other discretionary costs and activities. Kinross is also exposed to fluctuations in foreign currency exchange rates, interest rates, political risk and varying levels of taxation. Kinross seeks to manage the risks associated with its business; however, many of the factors affecting these risks are beyond the Company's control.

Certain comparative figures for 2007 and 2006 have been reclassified to conform to the 2008 financial statement presentation.

  2. Summary of Significant Accounting Policies

The consolidated financial statements of Kinross have been prepared by management in accordance with Canadian generally accepted accounting principles ("CDN GAAP") using the following significant accounting policies and are expressed in United States dollars.

KINROSS 2008 Annual Report    84

  i.  Basis of presentation and principles of consolidation

  The consolidated financial statements include the accounts of the Company and all its subsidiaries and investments. The significant mining properties of Kinross are listed below:

		As at December 31,
	Location	2008	2007	2006

Through majority owned subsidiaries (Consolidated)
Fort Knox	USA	100%	100%	100%
Paracatu	Brazil	100%	100%	100%
Maricunga (a)	Chile	100%	100%	50%
La Coipa (b)	Chile	100%	100%	50%
Kettle River–Buckhorn	USA	100%	100%	100%
Julietta (c)	Russian Federation	–	90%	–
Kupol (c)	Russian Federation	75%	75%	0%

As interests in unincorporated joint ventures (Proportionately consolidated)
Round Mountain	USA	50%	50%	50%
Porcupine (b)	Canada	–	–	49%
Musselwhite (b)	Canada	–	–	32%

As interests in incorporated joint ventures (Proportionately consolidated)
Crixás	Brazil	50%	50%	50%

  (a)
  On February 27, 2007, the additional 50% interest was acquired as a result of the Bema Gold Corporation ("Bema") acquisition.

  (b)
  On December 21, 2007, the additional 50% interest in La Coipa was acquired and Kinross' interest in the PJV and Musselwhite was sold as a result of the asset purchase and sale with Goldcorp Inc. ("Goldcorp").

  (c)
  Interests in Julietta and Kupol were acquired with the acquisition of Bema on February 27, 2007. Julietta was sold on August 16, 2008.

  The financial statements of entities, which are controlled by Kinross through voting equity interests, referred to as subsidiaries, are consolidated. Entities which are jointly controlled, referred to as joint ventures, are proportionately consolidated.

  ii.  Use of estimates

  The preparation of the Company's consolidated financial statements in conformity with CDN GAAP requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates of useful lives are accounted for prospectively from the date of change. Actual results could differ from these estimates. The assets and liabilities which require management to make significant estimates and assumptions in determining carrying values include, but are not limited to, property, plant and equipment, mineral interests, inventories, financial

KINROSS 2008 Annual Report    85

  instruments, goodwill, long-term investments, reclamation and remediation obligations, and the provision for income and mining taxes.

  iii.  Functional and reporting currency

  The functional currency of the Company and its subsidiaries is the United States dollar. The Company and its subsidiaries and joint ventures operate in the United States, the Russian Federation, Brazil, Ecuador and Chile.

  Monetary assets and liabilities of the Company's operations denominated in currencies other than the United States dollar are translated into U.S. dollars at the rates of exchange at the consolidated balance sheet dates. Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date. Revenue and expenses are translated at average exchange rates throughout the reporting period, with the exception of depreciation, depletion and amortization which is translated at historical exchange rates. Gains and losses on translation of foreign currencies are included in earnings.

  The cumulative translation adjustments included in Accumulated other comprehensive income ("AOCI") relate to unrealized translation gains and losses on the Company's net investment in self-sustaining operations, including equity-accounted investees that are translated using the current rate method. The exchange gains and losses will become realized in earnings upon the substantial disposition, liquidation or closure of the investment that gave rise to such amounts.

  iv.  Cash and cash equivalents

  Cash and cash equivalents include cash and highly liquid investments with a maturity of three months or less at the date of acquisition.

  v.  Short-term investments

  Short-term investments include short-term money market instruments with terms to maturity at the date of acquisition of between three and twelve months. The carrying value of short-term investments is equal to cost and accrued interest.

  vi.  Long-term investments and Impairment of Investments and Other Assets

  Long-term investments in equity securities consist of investments that are accounted for using the equity method and investments that are designated as available-for-sale. If the Company can exert significant influence over an investee company, the investment in the investee company is accounted for using the equity method. Investments in companies where Kinross is not able to exert significant influence are designated as available-for-sale. Unrealized holding gains and losses related to available-for-sale investments are excluded from net earnings and are included in Other comprehensive income ("OCI") until such gains and losses are realized or an other-than-temporary impairment is determined to have occurred. The Company periodically reviews the carrying value of its investments. When a decline in the value of an investment is considered to be other-than-temporary, the investment is written down to net realizable value with a charge to other income (expense).

  vii.  Inventories

  In 2007 and 2006, inventories consisted of metal in circuit ore, metal in-process and finished metal which were valued at the lower of cost or net realizable value ("NRV"). NRV was calculated as the difference between the

KINROSS 2008 Annual Report    86

  estimated future gold prices based on prevailing and long-term metal prices and estimated costs to complete production into a saleable form.

  Metal in circuit was comprised of ore in stockpiles and ore on heap leach pads. Ore in stockpiles is coarse ore that has been extracted from the mine and is available for further processing. Costs were added to stockpiles based on the current mining cost per tonne and removed at the average cost per tonne. Costs were added to ore on the heap leach pads based on current mining costs and removed from the heap leach pad as ounces were recovered, based on the average cost per recoverable ounce of gold on the leach pad. Ore in stockpiles not expected to be processed in the next twelve months was classified as long-term.

  In-process inventories represented materials that were in the process of being converted to a saleable product.

  The quantities of recoverable gold placed on the leach pads were reconciled by comparing the grades of ore placed on the leach pads to the quantities of gold actually recovered (metallurgical balancing), however, the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates were refined based on actual results over time. Variances between actual and estimated quantities resulting from changes in assumptions and estimates that did not result in write-downs to NRV were accounted for on a prospective basis. The ultimate recovery of gold from a leach pad will not be known until the leaching process has concluded. In the event that the Company determines, based on engineering estimates, that a quantity of gold contained in ore on leach pads was to be recovered over a period exceeding twelve months, that portion would be classified as long-term.

  Finished metal inventories, comprised of gold and silver doré and bullion, were valued at the lower of the previous three month average production cost and NRV whereby the average does not exceed three month production costs. Average production cost represents the average cost of the respective in-process inventories incurred prior to the refining process, plus applicable refining costs and associated royalties.

  Materials and supplies were valued at the lower of average cost and replacement cost.

  Write-downs of inventory resulting from NRV or net replacement impairments are reported in current period costs.

  In 2008, as a result of adopting CICA handbook Section 3031 (see note 3 for additional details), the Company made certain refinements to its inventory policy compared to the policy applied in 2007 and 2006. The most notable changes include accounting for in-process and finished metal inventories which are now measured by taking a trailing average cost of production for a period of no longer than the previous three months. Materials and supplies are valued at the lower of cost and NRV. In accordance with Section 3031, the Company may reverse a write-down in the event that there is a subsequent increase in the net realizable value of the inventory.

  viii.  Property, plant and equipment and Impairment of property, plant and equipment

  New facilities, plant and equipment are recorded at cost and carried net of depreciation. Mobile and other equipment are depreciated, net of residual value, using the straight-line method, over the estimated productive life of the asset. Productive lives for mobile and other equipment range from 2 to 25 years, but do not exceed the related estimated mine life based on Proven and Probable Reserves. Plant and other facilities, used in carrying out the mine operating plan, are depreciated using the units-of-production ("UOP") method over a period not to exceed the estimated life of the ore body based on recoverable ounces to be mined from estimated Proven and Probable Reserves. Repairs and maintenance expenditures are expensed as incurred. Expenditures that extend the useful

KINROSS 2008 Annual Report    87

  lives of existing facilities or equipment are capitalized and depreciated over the remaining useful life of the related asset.

  Exploration costs are those expenses that are incurred in gathering the information necessary to determine whether a particular property can become a commercially viable operating mine. Exploration costs are those costs incurred to determine whether a property adjacent to a property with Proven and Probable Reserves has Proven and Probable Reserves, whether Inferred Resources can be classified as Measured and Indicated Resources, or whether Measured and Indicated Resources can be converted to Proven and Probable Reserves. These costs are expensed as incurred. When it has been determined that an exploration property can be economically developed as a result of establishing Proven and Probable Reserves, costs incurred prospectively to develop the property and place it into commercial production are classified as development costs and capitalized as they are incurred until the asset is ready for its intended use.

  Costs incurred in a pit expansion are capitalized and amortized using the UOP method based on recoverable ounces to be mined from estimated Proven and Probable Reserves contained in the pit expansion.

  Production stage mineral interests are depleted over the life of mine using the UOP method based on recoverable ounces to be mined from estimated Proven and Probable Reserves.

  Costs to acquire mineral properties are capitalized and represent the property's fair value at the time it was acquired, either as an individual asset purchase or as part of a business combination.

  Interest expense allocable to the cost of developing mining properties and to constructing new facilities is capitalized until assets are ready for their intended use.

  The expected useful lives used in depletion calculations are determined based on the facts and circumstances associated with the mineral interest. The Company evaluates the Proven and Probable Reserves at least on an annual basis and adjusts the UOP calculation upon which depletion is based, to correspond with the reserves as necessary. Any changes in estimates of useful lives are accounted for prospectively from the date of the change.

  Kinross reviews and evaluates the carrying value of its operating mines, development and exploration properties for impairment whenever events or changes in circumstances indicate that the carrying amounts of related assets or groups of assets might not be recoverable.

  Whenever the total estimated future cash flows on an undiscounted basis of a property is less than the carrying amount of the property, an impairment loss is measured and recorded based on fair values. Future cash flows are based on estimated future recoverable mine production, sales prices, production levels and costs, capital requirements and reclamation and remediation obligations, which are all based on detailed engineering life of mine plans. Future recoverable mine production is determined from Proven and Probable Reserves and Measured, Indicated and Inferred Mineral Resources, net of losses during ore processing and treatment. Cash flow estimates of recoverable production are risk-adjusted to reflect relative geological uncertainty, with Proven and Probable Reserves and Measured and Indicated Resources assigned a lower discount rate and Inferred Resources assigned a higher discount rate. All long-lived assets at a particular operation are combined for purposes of estimating future cash flows.

  Exploration properties are assessed for impairment by comparing the carrying value against the fair value. Fair value may be determined based on values of recent transactions involving sales of similar properties or through a discounted cash flow analysis based on a life-of-mine plan.

KINROSS 2008 Annual Report    88

  ix.  Goodwill and goodwill impairment

  Business acquisitions are accounted for using the purchase method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition with the excess of the purchase price over such fair value recorded as goodwill. Goodwill is assigned to the reporting units and is not amortized.

  Included in the fair value of property, plant and equipment and mineral properties is Value beyond Proven and Probable Reserves ("VBPP") resulting from Kinross' acquisitions. The concept of VBPP is described in FASB Emerging Issues Task Force ("EITF") Issue No. 04-3, "Mining Assets: Impairment and Business Combinations," and the Emerging Issues Committee abstract "EIC – 152 – Mining assets – Impairment and Business Combinations" and has been interpreted differently by different mining companies. Kinross' acquisition adjustments to property, plant and equipment include VBPP attributable to mineralized material, which includes Measured and Indicated amounts that the Company believes could be brought into production, and Inferred Resources.

  Goodwill is attributed to the following factors:

  •
  The expected ability of the Company to increase the reserves and resources at a particular mining property based on its potential to develop identified exploration targets existing on the properties which were part of the acquisitions;

  •
  The optionality (real option value associated with the portfolio of acquired mines as well as each individual mine) to develop additional, higher-cost reserves and to intensify efforts to develop the more promising acquired properties and reduce efforts at developing the less promising acquired properties should gold prices change in the future; and

  •
  The going concern value of the Company's capacity to replace and augment reserves through completely new discoveries whose value is not reflected in any of the other valuations.

  Accordingly, in determining the basis of assigning goodwill to reporting units as at the date of acquisition, the value associated with expected additional value attributable to exploration potential is quantified for each reporting unit based on the specific geological attributes of the mineral property and based on market data for similar types of properties. The values associated with optionality and going concern value are not separately computed and accordingly the balance of goodwill is assigned to reporting units using a relative fair value methodology.

  In determining the fair value of goodwill for the purposes of impairment testing, goodwill is recalculated in a manner consistent with the way it would be determined under a business combination.

  At least on an annual basis, the Company evaluates the carrying amount of goodwill to determine whether events and circumstances have changed from the last evaluation date such that the carrying amount may no longer be recoverable. The Company compares the estimated fair value of reporting units to which goodwill was allocated to the carrying amounts. If the carrying value of a reporting unit were to exceed its estimated fair value, the Company would compare the implied fair value of the reporting unit's goodwill to its carrying amount. Any excess of the carrying value over the fair value is charged to earnings.

  x.  Financial instruments and hedging activity

  Financial instruments are measured at fair value on initial recognition of the instrument. Measurement in subsequent periods depends on whether the financial instrument has been classified as "held-for-trading", "available for sale", "held-to-maturity", "loans and receivables", or "other financial liabilities" as defined by the

KINROSS 2008 Annual Report    89

  Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3855 Financial Instruments – Recognition and Measurement ("Section 3855").

  Financial assets and financial liabilities "held-for-trading" are measured at fair value with changes in those fair values recognized in net earnings. Financial assets "available for sale" are measured at fair value, with changes in those fair values recognized in OCI except for other-than-temporary impairment which is recorded as a charge to Other income (expense). Financial assets "held-to-maturity", "loans and receivables" and "other financial liabilities" are measured at amortized cost using the effective interest method of amortization.

  Cash and cash equivalents, restricted cash, short-term investments and marketable securities are designated as "held for trading" and are measured at fair value. Trade receivables, taxes recoverable and other assets are designated as "loans and receivables". Long-term investments in equity securities, where the company cannot exert significant influence, are designated as "available-for sale". Accounts payable and accrued liabilities and long-term debt are designated as "other financial liabilities". The Company's policy is to record financial assets and liabilities net of transaction costs.

  Derivative assets and liabilities include derivative financial instruments that do not qualify as hedges, or are not designated as hedges and are classified as "held-for-trading".

  The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking the hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. Hedge effectiveness is assessed based on the degree to which the cash flows from the derivative contracts are expected to offset the cash flows of the underlying position or transaction being hedged. At the time of inception of the hedge and on an ongoing basis, the Company assesses whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. The effective portion of changes in the fair value of derivatives designated as cash flow hedges is recorded in OCI, net of tax, until earnings are affected by the hedged item, with any ineffective portion being included immediately in net earnings.

  Derivative contracts that have been designated as cash flow hedges have been entered into in order to effectively establish prices for future production of metals, to hedge exposure to exchange rate fluctuations of foreign currency denominated settlement of capital and operating expenditures, to establish prices for future purchases of energy or to hedge exposure to interest rate fluctuations. Unrealized gains or losses on these contracts remain in OCI and are included in earnings when the underlying hedged transaction, identified at the contract inception, is completed. The Company has made the policy choice to match the realized gains or losses on contracts designated as cash flow hedges with the hedged expenditures at the maturity of the contracts.

  Realized and unrealized gains or losses associated with designated cash flow hedges which have been terminated or cease to be effective prior to maturity, remain in OCI and are included in earnings in the period in which the underlying hedged transaction is recognized.

  For hedges that do not qualify for hedge accounting, gains or losses are recorded in income in the current period. Premiums received at the inception of written call options are recorded as a liability. Changes in the fair value of the liability are recognized in current earnings.

KINROSS 2008 Annual Report    90

  The estimated fair value of all derivative instruments is based on quoted market prices or, in their absence, third-party market indications and forecasts.

  In the event that financial instruments that qualified for hedge accounting no longer qualify for hedge accounting, any gains or losses recorded in OCI up until the time the hedge did not qualify for hedge accounting, remain in OCI. Amounts in OCI are recorded in income in the period in which the hedge is settled. Gains or losses subsequent to the hedge not qualifying for hedge accounting are included in earnings in the current period.

  xi.  Stock-based incentive and compensation plans

  The Company's stock-based incentive and compensation plans are comprised of the following plans.

  Employee Share Purchase Plan ("ESPP"): The Company's contribution to the ESPP is recorded as compensation expense on a payroll cycle basis as the employer's obligation to contribute is incurred. The cost of the common shares issued under the ESPP is based on the average of the last twenty trading sessions prior to the end of the quarter.

  Restricted Share Unit Plan: Restricted share units ("RSU") are only settled in equity and are valued using the market value of the underlying stock at the grant date. The Company's compensation expense is recognized on a straight-line basis over the vesting period. Adjustments to compensation expense for employment vesting requirements are accounted for in the period when they occur. On exercise of RSUs, the shares are issued from treasury.

  Deferred Share Unit Plan: Deferred share units are settled in cash and accounted for as a liability as of the grant date based on the market value at the grant date. The value of the liability is re-measured each period based on the current market value of the underlying stock at period end and any changes in the liability are recorded as compensation expense each period.

  Stock Option Plan: The fair value of stock options at the grant date is estimated using the Black-Scholes option pricing model. Compensation expense is recognized on a straight-line basis over the stock option vesting period. Adjustments to compensation expense due to not meeting employment vesting requirements are accounted for based on an estimated forfeiture rate and adjusted to actual on an annual basis.

  xii.  Revenue recognition

  Metal sales revenue is recognized when the sales price is fixed and title has passed to the customer.

  xiii.  Reclamation and remediation obligations

  The Company records a liability and corresponding asset for estimated costs for future site reclamation and closure. The estimated present value of the asset retirement obligation is reassessed on an annual basis or when new material information becomes available. Increases or decreases to the obligation usually arise due to changes in legal or regulatory requirements, the extent of environmental remediation required or methods of reclamation or cost estimates. The present value of the estimated costs of these changes are recorded in the period in which the change is identified and quantified. Changes to asset retirement obligations related to operating mines are recorded with an offsetting change to the related asset. For properties where mining activities have ceased or are in reclamation, changes are charged directly to earnings. The present value is determined using the Company's credit adjusted risk free interest rate.

KINROSS 2008 Annual Report    91

  xiv.  Income and mining taxes

  The Company uses the liability method of accounting for income and mining taxes. Under the liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for tax losses and other deductions carried forward. In a business acquisition, the cost of the acquisition is allocated to the assets and liabilities acquired by reference to their fair values at the date of acquisition. Temporary differences that exist between the assigned values and the tax bases of the related assets and liabilities, result in either future income tax liabilities or assets. These future income tax assets and liabilities are treated as identifiable assets and liabilities when allocating the cost of the purchase.

  Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. A reduction in respect of the benefit of a future tax asset, a valuation allowance, is recorded against any future tax asset if it is not likely to be realized. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period in which the change is substantively enacted.

  xv.  Earnings (loss) per share

  Earnings (loss) per share calculations are based on the weighted average number of common shares and common share equivalents issued and outstanding during the year. Diluted earnings per share is calculated using the treasury method, except the if-converted method is used in assessing the dilution impact of convertible debentures and preferred shares. The treasury method, which assumes that outstanding stock options, warrants and restricted share units with an average exercise price below market price of the underlying shares, are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price of the common shares for the period. The if-converted method assumes that all debentures and preferred shares have been converted in determining fully diluted EPS.

  3. Accounting Changes and Recent Pronouncements

  Accounting changes:

  (i)
  In February 2007, the CICA issued Section 1535, "Capital Disclosures" which is effective for fiscal years beginning on or after October 1, 2007. This standard requires disclosure of information that enables users of its financial statements to evaluate the entity's objectives, policies and processes for managing capital. The Company adopted this standard commencing in the 2008 fiscal year. See Note 13 for additional details.

  (ii)
  In February 2007, the CICA issued Section 3862 "Financial Instruments – Disclosure" ("Section 3862") and Section 3863 "Financial Instruments – Presentation" ("Section 3863"), which are effective for fiscal years beginning on or after October 1, 2007. The objective of Section 3862 is to provide financial statement disclosure to enable users to evaluate the significance of financial instruments for the Company's financial position and performance and the nature and extent of risks arising from financial instruments that the Company is exposed to during the reporting period and at the balance sheet date and how the Company is managing those risks. The purpose of Section 3863 is to enhance the financial statement user's understanding of the significance of financial instruments to the Company's financial position, performance and cash flows. The Company adopted this standard in the 2008 fiscal year. See Note 8 for additional details.

KINROSS 2008 Annual Report    92

  (iii)
  In May 2007, the CICA issued Section 3031 "Inventories" ("Section 3031") that supersedes Handbook Section 3030 to converge Canadian standards with IAS 2, Inventories. This standard requires: that inventories be measured at the lower of cost and net realizable value; that the allocation of overhead be based on normal capacity; the use of the specific cost method for inventories that are not normally interchangeable or goods and services produced for specific purposes; the use of a consistent cost formula for inventory of a similar nature and use; and the reversal of previous write-downs of inventory to net realizable value, when there is a subsequent increase in the value of inventories. Disclosure requirements include the Company's policies, carrying amounts, amounts recognized as an expense, write-downs and subsequent reversal of write-downs. The Company adopted this standard commencing in the 2008 fiscal year and upon adoption, the opening accumulated deficit decreased by $11.0 million, net of tax of $3.4 million primarily due to an adjustment of the carrying value of certain long-term stockpiles to cost as at January 1, 2008.

  Recent pronouncements:

  In February 2008, the CICA issued Section 3064, "Goodwill and Intangible Assets" ("Section 3064") which is effective for the Company on January 1, 2009. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets by profit-oriented enterprises. There is no impact on the Company's financial statements for the year ended December 31, 2008.

  In 2008, the CICA issued handbook Section 1582, "Business Combinations", which is effective for business combinations with an acquisition date after January 1, 2011. The standard requires the additional use of fair values measurements, recognition of additional assets and liabilities and increased disclosure. The impact of Section 1582 is expected to have a material impact on how prospective business combinations are accounted for. Additionally, as part of the application of 1582, companies will be required to adopt CICA handbook Section 1601 "Consolidated Financial Statements" and 1602 "Non-controlling interests". These sections will require that non-controlling interest be presented as part of shareholder's equity on the balance sheet and the controlling parent will be required to present 100 percent of the subsidiary's results in the statement of operations and present the allocation between controlling and non-controlling interest. These standards will be effective January 1, 2011, with early adoption permitted.

  International Financial Reporting Standards

  Kinross plans to report under International Financial Reporting Standards (IFRS) as of January 1, 2011. Adoption of IFRS as Canadian GAAP could materially affect our reported financial position and results of operations. During the third and fourth quarters of 2008, the Company, with the assistance of its third party advisor, commenced the assessment and design phases of its changeover plan. During this period, specific project milestones achieved include the formation of asteering committee, the selection of a project management team, the identification of major accounting differences between current Canadian GAAP and IFRS as they affect the Company, the drafting of a project charter, and the high-level assessment of resource requirements over the next two years as the Company implements its transition plan.

KINROSS 2008 Annual Report    93

  4. Acquisitions and Divestitures

  i.  Acquisition of Lobo-Marte

  On December 16, 2008, Kinross completed the acquisition of a 40% interest in Minera Santa Rosa SCM ("Minera") from certain subsidiaries of Anglo American plc for an aggregate purchase price of $141.1 million. Minera owns 100% of the Lobo-Marte gold project located in the Maricunga district of Chile, roughly midway between the Company's Maricunga and La Coipa mines. The acquisition was accounted for as an equity investment as at December 31, 2008 and includes transaction costs of $1.1 million.

  See Note 21 for additional details.

  ii.  Acquisition of Aurelian

  Kinross and Aurelian Resources Inc. ("Aurelian") announced on July 24, 2008 that their respective Boards of Directors had approved the terms of a friendly offer by Kinross to acquire 100% of the issued and outstanding common shares of Aurelian and that they had signed a Support Agreement pursuant to which Aurelian's Board of Directors had unanimously agreed to support the Kinross offer. On July 28, 2008, Kinross completed a purchase of 15 million Aurelian common shares pursuant to a private placement for a total subscription price of CAD$71.25 million, and concurrently mailed its offer and take-over bid circular to Aurelian shareholders. On September 30, 2008, the Company announced that pursuant to the offer, as amended by notices of extension dated September 4, 2008 and September 17, 2008, and the private placement, Kinross had acquired 94.29% of Aurelian's issued and outstanding common shares. Kinross immediately exercised its statutory rights under the Canada Business Corporation Act and compulsorily acquired the remaining common shares of Aurelian not deposited to the offer. Effective September 30, 2008, Aurelian became a wholly-owned subsidiary of Kinross. For each Aurelian common share, Kinross offered 0.317 of a Kinross common share, plus 0.1429 of a warrant, with each warrant entitling the holder to acquire one Kinross common share. The Kinross warrants have an exercise price of CAD$32.00 per Kinross common share and will expire in September 2013. Kinross issued 43.7 million shares, 4.1 million options and 19.7 million warrants pursuant to the transaction. Total consideration was $810 million which, net of cash acquired of $105 million, amounted to $705 million. The acquisition of Aurelian was accounted for as an asset purchase.

  iii.  Disposal of Julietta

  Arian Resources Limited ("Arian"), a wholly-owned subsidiary of Kinross, entered into an Agreement dated August 8, 2008, with Yanskaya Mining and Geological Company, a subsidiary of Dukat Mining and Geological Company. Yanskaya has purchased all of the shares held by Arian in Omsukchansk Mining and Geological Company ("OMGC"). The shares represent a 90% interest in OMGC whose assets include the Julietta mine in the Russian Federation. The Julietta mine was originally purchased as part of the Bema Gold Corporation acquisition on February 27, 2007. The purchase price was $20.0 million. Arian received an additional cash payment for finished goods and supplies in transit and all of OMGC's cash will be used to repay intercompany payables owing to Arian and its affiliates immediately prior to closing. In addition, there are deferred payments based on gold prices in 2009 and 2010 and deferred payments in 2011 and 2012 of $5.0 million based on specified production. The deferred payments based on the gold price have been accounted for as an embedded derivative and have been recorded in the December 31, 2008 financial statements (see Note 8 for additional details), whereas the deferred payments based on specified production have not been recognized due to their contingent nature. Yanskaya has further

KINROSS 2008 Annual Report    94

  agreed to make $12.0 million in expenditures at the Julietta mine between the date of closing and January 1, 2011. The transaction closed on August 16, 2008 and resulted in a gain of $3.0 million.

  iv.  Disposal of Kubaka

  On January 25, 2008 a wholly-owned subsidiary of the Company, Kinam Magadan Gold Corporation, completed the sale of its approximate 98.1% interest in OAO Omolon Gold Mining Company ("Omolon") to OAO Polymetal for a purchase price of $15.0 million, plus a variable royalty on future production from the Kubaka gold mine properties. Omolon's assets include the Kubaka gold mine and related mining licenses, located in the Magadan region in the far east of the Russian Federation. The Kubaka gold mine began commercial production in 1997 and ceased mining operations in 2005. A gain of $11.5 million was realized on this disposition.

  v.  Acquisition of Louisiana Land and Exploration Company Royalty

  A royalty payment known as the Louisiana Land and Exploration Company Royalty ("LL&E Royalty") applies to Kinross' 50% interest in Round Mountain. The royalty rate is 3% of gross proceeds until the time that total royalty payments of $75.0 million are paid, and 1.5% thereafter. As at December 31, 2008, cumulative royalty payments total $66.0 million. On January 23, 2008, the Company purchased the LL&E Royalty from ConocoPhillips. The purchase price was $26.5 million and the effective date of the purchase was January 1, 2008. On January 31, 2008, pursuant to the terms of the Round Mountain joint venture, the Company offered Barrick Gold Corporation ("Barrick") the opportunity to purchase 50% of the royalty, on a pro rata basis with Barrick's joint venture interest. On February 11, 2008, Barrick accepted the offer and the transaction closed on May 15, 2008 with an effective date of January 1, 2008.

  vi.  Hammond Reef Project Interest

  Kinross and Brett Resources Inc. ("Brett") entered into a purchase and sale agreement whereby Brett agreed to purchase Kinross' 40% interest in the Hammond Reef Project located near Atikokan, Ontario. Kinross and Brett were parties to an option agreement pursuant to which Brett earned a 60% interest in the project by incurring CAD$5 million in expenditures and issuing 1 million common shares to Kinross. In exchange for the 40% interest in the Hammond Reef Project, Kinross received 14 million Brett shares and a 2% net smelter returns royalty on future production from the property (see Note 5(vi) for additional details). The transaction closed on July 31, 2008. Following completion, Kinross holds 17,095,313 common shares, representing approximately 26% of Brett's issued and outstanding common shares as at the closing date. In connection with the transaction, Brett and Kinross have entered into a strategic alliance whereby Brett will spend up to CAD$2 million over a three-year period exploring and acquiring properties of interest in British Columbia and the Yukon Territory, in which Kinross may elect to obtain a 50% interest. The transaction resulted in a gain of $12.2 million.

  vii.  Acquisition of Bema Gold Corporation

  On February 27, 2007 ("Acquisition Date"), the Company completed the acquisition of 100% of the outstanding shares of Bema Gold Corporation ("Bema"). As this purchase is a business acquisition, with Kinross as the acquirer and Bema as the acquiree, results of operations of Bema have been consolidated with those of Kinross commencing on the Acquisition Date. As a result of the purchase, the primary assets that Kinross acquired were Bema's interests in the Maricunga mine (50%) in Chile, the Julietta mine (90%) in the Russian Federation, the

KINROSS 2008 Annual Report    95

  Kupol gold and silver project (75% less one share) in the Russian Federation and the Cerro Casale property (49%) in Chile.

  In exchange for each Bema share, Bema shareholders received 0.4447 Kinross shares and CAD $0.01. Bema options were exchanged for Kinross replacement options that entitled the holder to acquire Kinross shares on the same basis as the exchange of Bema shares for Kinross shares. Upon exercising Bema warrants or Bema convertible notes, the holders of the warrants or notes will receive 0.4447 of a Kinross share and CAD $0.01, on the same basis as the exchange of Bema shares for Kinross shares.

  Total consideration paid of $2,888.2 million was based on the weighted average price of Kinross shares of $12.23 two days before, the day of, and two days subsequent to the announcement date of November 6, 2006.

  The purchase price was calculated as follows:

Common shares issued (216.0 million)	$2,642.1
Cash	4.2
Acquisition costs	38.4
Fair value of options and warrants issued	179.8
Fair value of equity component of convertible debt	23.7

Total purchase price	$2,888.2

  The following table sets forth the allocation of the purchase price to assets and liabilities acquired, based on estimates of fair value.

Purchase price allocation
Cash and cash equivalents	$50.0
Accounts receivable and other assets	33.7
Inventories	37.7
Property, plant and equipment (including mineral interests)	1,586.4
Unrealized fair value of derivative assets	11.4
Long-term investments	91.7
Other long-term assets	39.2
Accounts payable and accrued liabilities	(31.4)
Long-term debt, including current portion	(336.0)
Reclamation and remediation obligations, including current portion	(18.0)
Unrealized fair value of derivative liabilities	(220.8)
Future income and mining liabilities	(195.2)
Other long-term liabilities	(1.9)
Non-controlling interest	(17.2)
Goodwill	1,858.6

Total purchase price	$2,888.2

KINROSS 2008 Annual Report    96

  viii.  Disposition of Lupin Mine

  On February 28, 2007, the Company and Wolfden Resources Inc. ("Wolfden") closed the agreement of June 19, 2006 whereby Kinross agreed to sell the Lupin mine in the Territory of Nunavut to Wolfden in exchange for Wolfden assuming certain of the mine's liabilities. Under the terms of this agreement, Wolfden acquired the mine and the related property and Kinross retired the letters of credit and promissory notes related to reclamation obligations at Lupin. Kinross has agreed to pay up to CAD $1.0 million for reclamation and closing of the tailings facility if the mill is restarted. Kinross has provided a CAD $3.0 million standby letter of credit to Wolfden in support of this obligation. Kinross has satisfied a term of the agreement whereby it reimbursed Wolfden for CAD $1.7 million of fuel costs in 2007. The agreement also provides that Kinross is to be paid a 1% royalty on future production if the price of gold exceeds $500 per ounce. The disposition resulted in a gain on sale of $6.5 million.

  ix.  Disposition of Haile Mine Assets

  On August 15, 2007, Kinross signed a definitive agreement to sell the assets of its wholly-owned subsidiary, Haile Mining Company Inc., to Romarco Minerals Inc. ("Romarco") and on October 16, 2007, the transaction closed. Romarco purchased the Haile mine assets and assumed various liabilities of the Haile mine including, among others, all environmental, mine closure, rehabilitation and reclamation liabilities and obligations. Kinross received 5,000,000 common shares in Romarco and pursuant to a royalty agreement ("the Royalty Agreement") between Romarco and Kinross, the Company is entitled to receive a royalty based on the proven and probable gold reserves identified in the most current NI 43-101 compliant technical report prepared within 2 years of closing. Under the terms of the Royalty Agreement, Kinross will receive $3 per ounce for proven and probable gold reserves identified in such technical report in excess of 1.0 million ounces. The Company will receive $5 per ounce for proven and probable gold reserves identified in such technical report in excess of 3.0 million to a maximum of 5.0 million ounces. The disposition resulted in a gain on sale of $1.4 million.

  x.  Ixhuatan Project Option Agreement

  On October 22, 2007, the Company signed a definitive option agreement (the "Option Agreement") with a wholly-owned subsidiary of Linear Gold Corp. ("Linear") to earn up to a 70% interest in Linear's Ixhuatan Project, located in Chiapas, Mexico (the "Project"). A $1.0 million transaction fee was paid to Linear upon execution of the Option Agreement. Under the terms of the Option Agreement, the Company will fund $15.0 million of exploration expenditures within a 24 month period, which commenced on October 26, 2007. The Company can earn an initial 60% interest in the Project by making a further cash payment to Linear of $45.0 million, at which time a 60:40 joint venture will be formed to further develop the Project with the Company as the operator. The Company can then increase its interest in the Project to 70% by making an additional payment to Linear of $55.0 million within 90 days of Kinross' Board of Directors approving the construction and development of a mine based on a NI 43-101 compliant feasibility study. If such a production decision is made by the Company's Board of Directors, and the Proven and Probable Gold Reserves and Gold Equivalent Ounce Silver Reserves of the Project as referenced in the feasibility study are greater than 2.0 million ounces, the Company will pay an additional fee of up to $15.0 million to Linear.

KINROSS 2008 Annual Report    97

  xi.  Disposition of Bell Creek Mine and Mill

  On December 18, 2007, the Porcupine Joint Venture ("PJV") sold the Bell Creek Mine and Mill to Lake Shore Gold Corp. The Company recognized a gain of $7.6 million, net of tax of $nil, as its share of the gain on sale.

  xii.  Goldcorp Asset Purchase and Sale

  On December 21, 2007, the Company closed the asset swap transaction with Goldcorp pursuant to the purchase and sale agreement entered into on September 25, 2007, whereby the Company sold its 31.9% interest in Musselwhite and its 49.0% interest in PJV to Goldcorp. In exchange, the Company acquired Goldcorp's 50% interest in Compania Minera Mantos de Oro ("MDO"), thereby giving the Company a 100% interest in MDO which owns and operates the La Coipa mine in northern Chile. The Company also received a $204.3 million cash payment.

  As a result of this transaction, the acquired non-monetary assets have been recorded at fair value and a gain on the disposition of Musselwhite and PJV of $138.3 million was recorded.

  The purchase price of $350.3 million was calculated as the estimated fair value of the La Coipa mine and associated property plus cash consideration from Goldcorp of $204.3 million, including closing adjustments.

Purchase price allocation
Cash and cash equivalents	$227.3
Inventories	12.5
Other net liabilites	(39.5)
Property, plant and equipment (including mineral interests)	86.4
Land	10.6
Goodwill	53.0

Total purchase price	$350.3

  xiii.  Acquisition of Crown Resources Corporation

  On August 31, 2006, Kinross completed the acquisition of 100% of the issued and outstanding shares of Crown Resources Corporation ("Crown") which owned the Buckhorn Property ("Buckhorn") located in north central Washington State. Consideration paid was 0.32 of a common share of Kinross for each outstanding common share of Crown.

  On January 7, 2004, the Company had acquired 511,640 shares of Crown in a private placement for $1.0 million. On May 15, 2005, the Company had purchased a $10.0 million convertible debenture from Crown. The debenture was convertible into 5.8 million common shares of Crown and had accrued interest receivable of $0.5 million. Consideration paid by Kinross also included the value of the Company's prior interest in Crown, totaling $11.5 million.

  xiv.  Disposition of New Britannia Mine

  The Company completed the sale of its 50% interest in the New Britannia mine to Pegasus Mines Limited ("Pegasus") on December 22, 2006. Pegasus, Piper Capital Inc. ("Piper") and Garson Resources Ltd ("Garson") had entered into a joint venture agreement in order to purchase Kinross' investment in the New Britannia mine. Consideration received by the Company consisted of 8,960,794 shares of Garson and 10,012,277 shares of Piper,

KINROSS 2008 Annual Report    98

  representing a 19.9% interest in each of Piper's and Garson's issued and outstanding share capital. The fair value of the consideration received at the date of the transaction was estimated at CAD $5.1 million.

  As part of the transaction, Pegasus replaced Kinross' environmental letter of credit for CAD $1.9 million issued to the Government of Manitoba and issued to the Company an additional letter of credit for CAD $3.9 million that the Company can draw upon in the event that the Government authorities impose any closure liability or obligation in respect to the property upon Kinross. On each anniversary of this sale transaction, Pegasus shall increase the current amount of the letter of credit by the increase in the Canadian Consumer Price Index for the previous 12 months. The letter of credit is refundable to Pegasus should the mine go into commercial production. Kinross has the right to purchase 60% of the joint venture assets, provided Pegasus completes a feasibility study that identifies a deposit containing at least 3.0 million ounces of gold resources. The Company realized a gain of $8.9 million on the disposition of this property.

  xv.  Katanga

  The Company held 35% of the shares of Kinross Forrest Ltd. ("KF Ltd.") acquired in 2004. During 2005, the Company sold 23.33% of the shares recognizing a gain of $4.7 million. In 2006, the Company received 5,751,500 shares of Katanga Mining Ltd. ("Katanga"), formerly named Balloch Resources Ltd. ("Balloch"). In 2006, Kinross sold the 5,751,000 shares in Katanga recognizing a gain of $31.3 million. See Note 19 for additional details.

  xvi.  Disposition of Blanket Mine

  On July 5, 2006, the Company disposed of its interest in the Blanket Mine to Caledonia Mining Corporation ("Caledonia") in exchange for 20.0 million shares of Caledonia. During 2001, Kinross wrote down its investment in the Blanket Mine property and discontinued its consolidation in 2002. As a result of the transaction, the Company recorded a gain on disposition of $2.9 million, equivalent to the fair value of the shares of Caledonia received at the date of the transaction.

  xvii.  Disposition of Aquarius

  On May 10, 2006, the Company closed the sale of the Aquarius property to St. Andrew Goldfields ("St. Andrew") in exchange for 100.0 million common shares and 25.0 million common share purchase warrants of St. Andrew for a total fair value of $14.4 million, resulting in a gain on sale of $0.1 million. The Aquarius property was written down to its net fair value of $14.3 million during 2005, which included $15.2 million in mineral interests and the related $0.9 million reclamation and remediation obligation.

KINROSS 2008 Annual Report    99

  5. Consolidated Financial Statement Details

  Consolidated Balance Sheets

  i.  Cash and cash equivalents

	December 31, 2008	December 31, 2007

Cash on hand and balances with banks	$334.5	$69.0
Short-term deposits	156.1	482.3

	$490.6	$551.3

  ii.  Accounts receivable and other assets

			December 31, 2008	December 31, 2007

Trade receivables			$3.0	$16.0
Taxes recoverable			58.5	47.2
Prepaid expenses			43.5	17.0
Other			21.5	17.2
Asset held for sale	Note 4(iv	)	–	(2.2)

			$126.5	$95.2

  iii.  Inventories

			December 31, 2008	December 31, 2007

Ore in stockpiles (a)			$72.4	$56.0
Ore on leach pads (a) (b)			16.8	33.3
In-process			23.2	8.0
Finished metal			74.9	43.0
Materials and supplies			311.5	151.2

			498.8	291.5
Long-term portion of ore in stockpiles and ore on leach pads (a) (b)			(61.7)	(42.8)

			437.1	248.7
Asset held for sale	Notes 4(iv	)	–	(5.9)

			$437.1	$242.8

  (a)
  Ore in stockpiles and ore on leach pads includes low-grade material not scheduled for processing within the next twelve months and is included in deferred charges and other long-term assets on the consolidated balance sheets. See deferred charges and other long-term assets, Note 5 (vii).

  (b)
  Ore on leach pads at December 31, 2008, relates to the Company's Maricunga and 50% owned Round Mountain mines. Based on current mine plans, the Company expects to place the last tonne of ore on its leach pads at Round Mountain in 2017 and at Maricunga in 2025.

KINROSS 2008 Annual Report    100

  iv.  Property, plant and equipment

			December 31, 2008			December 31, 2007
			Cost (b)	Accumulated Depreciation	Net Book Value	Cost (b)	Accumulated Depreciation	Net Book Value

Property, plant and equipment (a)

Producing properties			$3,059.5	$(969.3)	$2,090.2	$1,602.7	$(750.6)	$852.1

Mineral Interests
Producing properties (c)			$1,278.8	$(265.6)	$1,013.2	$976.5	$(215.4)	$761.1
Development properties (d)			511.2	–	511.2	1,757.5	–	1,757.5
Exploration properties			1,133.4	–	1,133.4	105.6	–	105.6

			$2,923.4	$(265.6)	$2,657.8	$2,839.6	$(215.4)	$2,624.2

Total property, plant and equipment			$5,982.9	$(1,234.9)	$4,748.0	$4,442.3	$(966.0)	$3,476.3

Asset held for sale	Notes 4(iv	)	$–	$–	$–	$(272.8)	$272.8	$–

Total property, plant and equipment			$5,982.9	$(1,234.9)	$4,748.0	$4,169.5	$(693.2)	$3,476.3

  (a)
  Capitalized interest included within property, plant and equipment was $30.6 and $31.4 million during the years ended December 31, 2008 and December 31, 2007, respectively. Interest capitalized during the year ended December 31, 2008 and 2007 is related to capital expenditures at Fort Knox, Round Mountain, Kupol, Kettle River–Buckhorn and Paracatu.

  (b)
  Cost includes previously recorded adjustments for the impairment in the carrying value of property, plant and equipment.

  (c)
  Included in producing properties is $163.3 million (2007 – $211.1 million) related to assets that are not being depreciated.

  (d)
  The amount allocated to development properties relates to assets that are not being depreciated.

  The following table shows capitalized stripping for the years ended December 31, 2008 and 2007:

	December 31, 2008			December 31, 2007
	Round Mountain	Fort Knox	Total	Round Mountain	Fort Knox	Total

Balance at January 1,	$44.6	$31.9	$76.5	$18.5	$33.5	$52.0
Additions	24.1	14.8	38.9	26.1	16.6	42.7
Amortization (a)	(10.2)	(17.1)	(27.3)	–	(18.2)	(18.2)

Balance at December 31,	$58.5	$29.6	$88.1	$44.6	$31.9	$76.5

  (a)
  Amortization of capitalized stripping costs uses the UOP method based on reserves that have not yet been produced that will benefit directly from the stripping activity.

KINROSS 2008 Annual Report    101

  v.  Goodwill

  The Goodwill allocated to the Company's reporting units and included in the respective operating segment assets is shown in the table below:

	December 31, 2006	Additions	Reductions	December 31, 2007	Allocation and Adjustment (a)	Impairment (c)	December 31, 2008

Operating segments
Round Mountain	$58.7	$–	$–	$58.7	$–	$–	$58.7
Paracatu	65.5	–	–	65.5	–	–	65.5
La Coipa	71.4	53.0	–	124.4	–	–	124.4
Kettle River– Buckhorn	20.9	–	–	20.9	–	–	20.9
Kupol (c)	–	–	–	–	827.2	(668.4)	158.8
Maricunga (c)	–	–	–	–	396.1	(220.2)	175.9
Crixás	38.0	–	–	38.0	–	–	38.0
Musselwhite (b)	29.0	–	(29.0)	–	–	–	–
Bema acquisition (a)	–	1,697.4	–	1,697.4	(1,697.4)	–	–
Other operations (c)	9.9	–	–	9.9	635.3	(105.5)	539.7

Total	$293.4	$1,750.4	$(29.0)	$2,014.8	$161.2	$(994.1)	$1,181.9

  (a)
  These amounts reflect the final determination of goodwill on the Bema acquisition and allocation to specific acquired properties.

  (b)
  On December 21, 2007, Musselwhite was sold as part of the asset swap with Goldcorp as described in Note 4(xii) Acquisitions and divestitures.

  (c)
  In 2008, as part of the annual impairment test for goodwill, it was determined that the carrying value of goodwill at Kupol, Maricunga and Quebrada Seca, acquired through the acquisition of Bema, exceeded its fair value. As a result, the carrying amount of goodwill was written down to fair value. For a description of what comprises the implied fair value of goodwill please see note 2 (ix). No impairment was recognized at December 31, 2007 as the purchase price allocation was not finalized until 2008.

  vi.  Long-term investments

  Long-term investments of $185.9 million includes $168.2 million (2007 – $75.1) of investments accounted for using the equity method and $17.7 million (2007 – $52.6 million) of investments classified as available-for-sale, for which associated unrealized gains or losses are recorded in OCI. During the year ended December 31, 2008, there

KINROSS 2008 Annual Report    102

  was a net increase in long-term investments of $58.2 million. This is largely the result of the acquisition of an equity interest in Lobo-Marte of $141.1 million, offset by impairment write-downs of $83.9 million.

	December 31, 2008		December 31, 2007
Available for sale investments	Fair Value	Gains (losses) in OCI	Fair Value	Gains in OCI

Securities in an unrealized gain position	$2.5	$2.2	$51.0	$11.8
Securities in an unrealized loss position	15.2	(3.7)	1.6	–

	$17.7	$(1.5)	$52.6	$11.8

	December 31, 2008
Investment in shares carried on an equity basis	Carrying Value	Market Value	% Ownership

Victoria Gold (formerly Victoria Resources Corporation)	$9.2	$7.0	28%
Consolidated Puma Minerals Corporation (a)	2.9	2.2	35%
Lobo-Marte (b)	141.1	141.1	40%
Brett Resources (c)	15.0	9.8	26%

	$168.2	$160.1

	December 31, 2007
	Carrying Value	Market Value	% Ownership

Victoria Resources Corporation	$24.3	$35.6	27%
Pamodzi Gold Limited (a), (d)	22.3	22.9	28%
Consolidated Puma Minerals Corporation	27.3	29.2	35%
Rolling Rock Resources Corporation (a),(e)	1.2	1.2	22%

	$75.1	$88.9

  (a)
  See note 5(xi) for additional details.

  (b)
  See note 21 for additional details.

  (c)
  Subsequent to July 31, 2008, Brett Resources Inc. is accounted for on an equity basis instead of an available for sale basis as the Company's interest increased from 6% to 26% on that date.

  (d)
  Subsequent to February 27, 2008, Pamodzi Gold Limited ("Pamodzi") is accounted for on an available-for-sale basis instead of an equity basis as the Company's interest is currently 13%, a decrease from 28%.

  (e)
  Subsequent to February 5, 2008, Rolling Rock Resources Corporation ("Rolling Rock") is accounted for on an available-for-sale basis instead of an equity basis as the Company's interest is currently 17%, a decrease from 22%.

  The following are the most significant investment dispositions completed by the Company:

  Anatolia Minerals

  On September 24, 2007, the Company sold 7,030,887 shares of Anatolia Minerals Development Ltd. for cash proceeds of $40.6 million, which resulted in a gain of $30.7 million.

KINROSS 2008 Annual Report    103

  St Andrew Goldfields

  On September 25 and 26, 2007, the Company sold 2,116,500 shares and 2,898,200 shares, respectively, of St Andrew for cash proceeds of $3.1 million, which resulted in a loss of $2.0 million.

  vii.  Deferred charges and other long-term assets

			December 31, 2008	December 31, 2007

Long-term ore in stockpiles and on leach pads (a)			$61.7	$42.8
Deferred charges, net of amortization			1.8	0.1
Long-term receivables			28.8	38.1
Advances on the purchase of capital equipment			7.6	54.6
Deferred acquisition costs and other			4.3	4.4
Asset held for sale	Note 4(iv	)	–	(3.7)

			$104.2	$136.3

  (a)
  Ore in stockpiles represents low-grade material in ore in stockpiles and ore on leach pads not scheduled for processing within the next twelve months at the Company's Fort Knox and Maricunga mines (2007 – Fort Knox, Maricunga and Round Mountain).

  viii.  Accounts payable and accrued liabilities

	December 31, 2008	December 31, 2007

Trade payables	$150.0	$89.2
Accrued liabilities	65.8	89.5
Employee related accrued liabilities	22.7	33.4
Taxes payable	7.8	78.0

	$246.3	$290.1

  ix.  Other long-term liabilities

		December 31, 2008	December 31, 2007

Reclamation and remediation obligations	Note 10	$236.8	$212.4
Unrealized fair value of derivative liabilities	Note 8	166.0	266.0
Other long-term liabilities		183.8	20.6

		$586.6	$499.0

KINROSS 2008 Annual Report    104

  Consolidated Statements of Operations

  x.  Goodwill impairment charges

  The following is a summary of impairment charges recorded during the fiscal years ended December 31, 2008, 2007 and 2006.

	2008	2007	2006

Goodwill impairment
Kupol	$668.4	$–	$–
Maricunga	220.2	–	–
Quebrada Seca	105.5	–	–

	$994.1	$–	$–

  xi.  Other income (expense) – net

	2008	2007	2006

Gain on sale of assets and investments – net	$32.6	$184.6	$47.4
Impairment of Investments (a)	(83.9)	(1.3)	(10.5)
Litigation settlement	(19.1)	–	–
Interest income and other	19.3	15.2	7.1
Interest expense (b)	(74.6)	(6.8)	(6.9)
Foreign exchange gains (losses)	41.4	(36.4)	(9.5)
Non-hedge derivative gains	41.6	34.3	–

	$(42.7)	$189.6	$27.6

  (a)
  During 2008, the Company wrote-down several available-for-sale and equity investments. The equity accounted investments written down were acquired as part of the Bema acquisition and primarily related to Consolidated Puma Minerals, Padmozi Gold Limited and Victoria Gold as it was determined that the decline in fair value was other than temporary. In 2007, the Company determined that the decline in the market value of its holdings in Rolling Rock Resources Corporation, which was also acquired as part of the Bema acquisition, was other-than-temporary. In 2006, the Company determined that the decline in the market value of its holdings in St. Andrew shares and warrants and Caledonia shares were other-than-temporary.

  (b)
  See Note 16(iv).

KINROSS 2008 Annual Report    105

  xii.  Gain (loss) on sale of assets and investments – net

  The following is a summary of the gains (losses) on the sale of assets and investments – net, during the fiscal years ended December 31, 2008, 2007 and 2006:

	2008	2007	2006

Assets:
Goldcorp asset purchase and sale	$–	$138.3	$–
Haile Mine	–	1.4	–
Bell Creek mine	–	7.6	–
New Britannia mine	–	–	8.9
Blanket mine	–	–	2.9
George/Goose Lake property	–	–	1.6
Hammond Reef project	12.2	–	–
Julietta mine	3.0	–	–
Kubaka mine	11.5	–	–
Lupin mine	–	6.5	–
Investments:
Anotolia Minerals Developments Ltd.	–	30.7	–
St Andrew Goldfields	–	(2.0)	–
Bolder Limited opportunity Partnership	–	–	1.6
Katanga Mining Inc.	–	–	31.3
Other	5.9	2.1	1.1

	$32.6	$184.6	$47.4

  See Note 4, Acquisitions and divestitures and 5(vi) for additional details.

  xiii.  Equity in gains (losses) of associated companies

  The following is a summary of the equity gains (losses) of associated companies, during the fiscal years ended December 31, 2008, 2007 and 2006:

	2008	2007	2006

Victoria Gold Corporation (formerly Victoria Resources Corporation)	$(3.0)	$(1.1)	$–
Pamodzi Gold Limited	(4.7)	(8.7)	–
Consolidated Puma Minerals Corporation	(1.1)	(0.9)	–
Rolling Rock Resources Corporation	0.1	(0.4)	–
Brett Resources Inc.	–	–	–

	$(8.7)	$(11.1)	$–

KINROSS 2008 Annual Report    106

  Supplemental cash flow information

  xiv.  Interest and income taxes paid

	2008	2007	2006

Interest	$49.7	$30.1	$10.1
Income taxes	$75.3	$21.4	$11.0

  6. Accumulated Other Comprehensive Income (Loss)

		December 31, 2008	December 31, 2007

Accumulated other comprehensive income (loss):
Investments (a),(b),(c)		$(1.6)	$23.4
Financial derivatives(d)	(Note 8)	(162.8)	(121.5)

Accumulated other comprehensive loss, end of the period		(164.4)	(98.1)

(a)
As a result of adopting Section 1530, "Comprehensive Income" on January 1, 2007 an adjustment to record unrealized gains on long-term investments of $19.9 million was recorded as at January 1, 2007 and is included in the changes in fair value of investments.

(b)
Includes cumulative translation adjustments of $4.7 million (2007 – $7.0 million)

(c)
Net of tax of $nil (2007 – $2.1)

(d)
Net of tax of $18.9 (2007 – $5.8)

  7. Joint Venture Interests

The Company conducts a portion of its business through joint ventures where the venturers are bound by contractual arrangements establishing joint control over the ventures. The Company records its proportionate share of assets, liabilities, revenue and operating costs of the joint ventures.

As at December 31, 2008, the Company had a joint venture interest in Round Mountain, Crixás and Cerro Casale (see notes 17 and 21 for additional details) after consideration of the disposal of the Company's interests in the PJV and Musselwhite in 2007 and the New Britannia mine in 2006 (see Note 4 – Acquisitions and divestitures).

KINROSS 2008 Annual Report    107

The following tables contain selected financial information on Kinross' share of participation for each of its participating joint ventures for the years ended December 31, 2008, 2007 and 2006.

Joint venture interests – 2008	Round Mountain	Crixás	Total
	(i)	(ii)

Metal sales	$213.7	$75.3	$289.0
Cost of sales	112.9	26.2	139.1
Accretion and reclamation expense	1.1	0.4	1.5
Depreciation, depletion and amortization	22.2	10.7	32.9
Exploration and business development	0.7	2.1	2.8
Other operating costs	–	0.9	0.9

Operating earnings	$76.8	$35.0	$111.8

Current assets	$26.4	$31.4	57.8
Property, plant and equipment	131.7	50.1	181.8
Goodwill	58.7	38.0	96.7
Deferred charges and other long-term assets	11.4	0.9	12.3

	$228.2	$120.4	$348.6

Current liabilities	19.6	14.1	33.7
Long-term liabilities	22.5	15.3	37.8

	42.1	29.4	71.5

Net investment in joint ventures	$186.1	$91.0	$277.1

Cash flow provided from (used in):
Operating activities	$95.7	$34.3	$130.0

Investing activities	$(77.5)	$(19.6)	$(97.1)

Financing activities	$–	$5.3	$5.3

(a)
As part of the Bema acquisition (see Note 4 – Acquisitions and divestitures), a 49% interest in the Cerro Casale exploration property in Chile was acquired by Kinross, see notes 17 and 21 for additional details.

KINROSS 2008 Annual Report    108

Joint venture interests – 2007	Round Mountain	Crixás	Porcupine	Musselwhite	Total
	(i)	(ii)	(iii)	(iv)

Metal sales	$208.2	$66.2	$93.3	$47.1	$414.8
Cost of sales	94.9	24.9	66.9	32.6	219.3
Accretion	0.6	0.1	1.7	0.2	2.6
Depreciation, depletion and amortization	6.2	9.9	10.3	9.9	36.3
Exploration	1.4	1.1	5.1	0.9	8.5
Other operating costs	–	0.7	0.2	–	0.9

Operating earnings (loss)	$105.1	$29.5	$9.1	$3.5	$147.2

Current assets	$26.7	$24.1	$–	$–	$50.8
Property, plant and equipment	102.8	46.5	–	–	149.3
Goodwill	58.7	38.0	–	–	96.7
Deferred charges and other assets	10.3	0.5	–	–	10.8

	$198.5	$109.1	$–	$–	$307.6

Current liabilities	23.2	14.7	–	–	37.9
Long-term liabilities	20.8	20.7	–	–	41.5

	44.0	35.4	–	–	79.4

Net investment in joint ventures	$154.5	$73.7	$–	$–	$228.2

Cash flow provided from (used in):

Operating activities	$108.2	$28.9	$10.7	$9.8	$157.6

Investing activities	$(40.1)	$(11.1)	$(15.6)	$(12.1)	$(78.9)

Financing activities	$–	$–	$–	$–	$–

KINROSS 2008 Annual Report    109

Joint venture interests – 2006	Round Mountain	Crixás	Porcupine	Musselwhite	La Coipa	New Britannia	Maricunga	Total
	(i)	(ii)	(iii)	(iv)	(v)	(vi)	(vii)

Metal sales	$211.7	$57.0	$97.5	$43.0	$94.0	$1.9	$69.7	$574.8
Cost of sales	99.4	17.7	59.9	31.9	47.6	0.6	39.3	296.4
Accretion	1.7	0.2	2.0	0.2	0.9	0.2	(1.0)	4.2
Depreciation, depletion and amortization	11.9	11.2	11.8	10.4	16.9	–	7.0	69.2
Exploration	5.0	1.5	4.9	1.7	2.0	–	1.8	16.9
Other operating costs	–	0.2	0.3	–	1.5	–	0.5	2.5

Operating earnings (loss)	$93.7	$26.2	$18.6	$(1.2)	$25.1	$1.1	$22.1	$185.6

Current assets	$21.2	$17.2	$7.3	$3.6	$42.2	$–	$26.6	$118.1
Property, plant and equipment	69.2	40.7	95.2	80.6	62.6	–	69.0	417.3
Goodwill	58.7	38.0	–	29.0	71.4	–	–	197.1
Deferred charges and other assets	8.2	0.1	5.2	–	1.0	–	20.8	35.3

	$157.3	$96.0	$107.7	$113.2	$177.2	$–	$116.4	$767.8

Current liabilities	21.6	12.2	10.2	4.1	21.9	0.1	9.5	79.6
Long-term liabilities	20.9	16.0	24.1	2.6	13.9	–	10.1	87.6

	42.5	28.2	34.3	6.7	35.8	0.1	19.6	167.2

Net investment in joint ventures	$114.8	$67.8	$73.4	$106.5	$141.4	$(0.1)	$96.8	$600.6

Cash flow provided from (used in):
Operating activities	$111.3	$34.8	$31.3	$11.6	$41.2	$1.5	$21.9	$253.6

Investing activities	$(28.3)	$(7.8)	$(19.4)	$(4.7)	$(7.7)	$2.8	$(4.7)	$(69.8)

Financing activities	$–	$–	$–	$–	$–	$–	$(8.8)	$(8.8)

  i.  Round Mountain

  The Company owns a 50% interest in the Smoky Valley Common Operation joint venture, which owns the Round Mountain mine, located in Nye County, Nevada, U.S.A. Under the joint venture agreement between the Company and Barrick, the Company is the operator.

  The Management Committee of the joint venture represents the joint venture partners, authorizes annual programs and budgets and approves major transactions prior to execution by site management. The joint venture owners are entitled to their pro-rata share of production and are obliged to make their pro-rata share of contributions as requested.

KINROSS 2008 Annual Report    110

  ii.  Crixás

  The Company owns a 50% interest in Mineracao Serra Grande, S.A. ("MSG"), which owns the Crixás mine, located in central Brazil. Under the joint venture agreement, a wholly owned subsidiary of AngloGold Ashanti Limited ("AngloGold") is the operator.

  The Board of Directors of MSG approves annual programs and budgets, and authorizes major transactions prior to execution by site management. The joint venture participants are entitled to their pro-rata share of profits in the form of distributions and are obliged to make their pro-rata share of contributions if required.

  iii.  Porcupine

  As discussed in Note 4, the Company's 49% interest in the PJV in the Timmins area of Ontario, Canada was sold to Goldcorp on December 21, 2007. Results of operations of PJV reflect the Company's interest up to December 21, 2007.

  iv.  Musselwhite

  As discussed in Note 4, the Company's 31.9% interest in the Musselwhite joint venture, located in northwestern Ontario, Canada, was sold to Goldcorp on December 21, 2007. Results of operations of Musselwhite reflect the Company's interest up to December 21, 2007.

  v.  La Coipa

  As discussed in Note 4, as of December 21, 2007, the Company completed its purchase of the remaining 50% interest in MDO, a Chilean mining company. MDO owns the La Coipa mine, located in central Chile. Under the joint venture agreement, Goldcorp had been the operator of the mine, having acquired its interest in MDO from Barrick in 2006. Results of operations of La Coipa reflect the Company's 50% interest up to December 21, 2007 and 100% thereafter.

  vi.  New Britannia

  As discussed in Note 4, the Company's interest in the New Britannia mine was sold on December 22, 2006. Until that time, the Company owned a 50% interest in the New Britannia joint venture and was appointed the operator under the joint venture agreement.

  vii.  Maricunga

  The Company owned a 50% interest in Compania Minera Maricunga ("CMM"), a Chilean mining company that owns the Maricunga mine located in central Chile. As a result of the acquisition of Bema, which held the remaining 50% interest in CMM, on February 27, 2007, the Company now holds a 100% interest in CMM. See Note 4 Acquisitions and divestitures, for further discussion.

KINROSS 2008 Annual Report    111

  8. Financial Instruments

The Company manages its exposure to changes in currency exchange rates, energy and interest rates by periodically entering into derivative financial instrument contracts in accordance with the formal risk management policy approved by the Company's Board of Directors. The Company has gold and silver derivative instruments acquired with the Bema acquisition, primarily related to Kupol financing requirements. All of the Company's hedges are cash flow hedges. The Company will apply hedge accounting whenever hedging relationships exist and have been documented.

  Fair values of financial instruments

  Carrying values for primary financial instruments, including cash and cash equivalents, short-term investments and other accounts receivable, accounts payable and accrued liabilities, approximate fair values due to their short-term maturities. The carrying value for long-term debt other than capital leases approximates fair value primarily due to the floating rate nature of the debt instruments.

  Fair value estimates for derivative contracts are based on quoted market prices for comparable contracts and represent the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the market rates in effect at the balance sheet date.

KINROSS 2008 Annual Report    112

	December 31, 2008		December 31, 2007
	Asset/ (Liability) Fair Value (d)	AOCI (e)	Asset/ (Liability) Fair Value	AOCI (e)

Interest rate contracts
Interest rate swap	$(12.0)	$9.1	$(3.3)	$(3.4)

	(12.0)	9.1	(3.3)	(3.4)

Currency contract
Foreign currency forward contracts (a)	(64.3)	47.7	24.0	21.4

	(64.3)	47.7	24.0	21.4

Commodity contracts
Gold and silver forward contracts (b)	(176.8)	97.4	(278.1)	(139.5)
Gold and silver call options sold	–	–	(13.7)	–
Gold and silver put options bought	–	–	–	–
Gold contract related to Julietta sale	1.3	–	–	–
Silver lease rate swap	–	–	3.5	–
Energy forward contract (c)	(10.8)	8.6	–	–
Total return swap	1.0	–	–	–

	(185.3)	106.0	(288.3)	(139.5)

Total all contracts	$(261.6)	$162.8	$(267.6)	$(121.5)

  (a)
  Included in the amount recorded in earnings in the year ended December 31, 2008 is a net loss of $0.6 million (December 31, 2007 and 2006 – net gain of $0.1 and $nil, respectively) that relates to foreign currency forward contracts and is recorded in other income (expense) – net. The amount of $46.4 million of the total amount recorded in AOCI will be reclassified to net earnings within the next 12 months as a result of settling the contracts.

  (b)
  Included in amounts recorded in earnings in the year ended December 31, 2008 is a net loss of $nil (December 31, 2007 and 2006 – $8.2 million and $nil, respectively) relating to the ineffective portion of gold and silver forward contracts recorded in other income (expense) – net. The amount of $12.2 million of the total amount recorded in AOCI will be reclassified to net earnings within the next 12 months as a result of the settling the contracts.

  (c)
  The entire amount recorded in AOCI will be reclassified to net earnings within the next 12 months as a result of the settling the contracts.

  (d)
  Consists of unrealized fair value of derivatives – current ($23.8 million), unrealized fair value of derivatives – long-term ($8.7 million), current portion of unrealized fair value of derivative liabilities ($128.1 million) and unrealized fair value of derivative liabilities – long-term ($166.0 million).

  (e)
  AOCI refers to accumulated other comprehensive income (loss).

  Gold and silver price risk management

  From time to time, the Company may use spot deferred contracts and fixed forward contracts to hedge against the risk of falling prices for a portion of its forecasted metal sales. The Company may sell call options as part of its overall strategy of managing the risk of changing gold and silver prices or purchase put options to protect against the risk of falling prices.

  The Company may also assume derivative contracts as part of a business acquisition or they may be required under financing arrangements. As a result of the acquisition of Bema in February 2007, the Company has assumed gold and silver forward sales contracts, call options, and put options, primarily due to requirements related to the Kupol

KINROSS 2008 Annual Report    113

  project financing. The Company has documented hedge accounting for these derivative contracts based on the movement in the spot price of gold and silver, with the difference between spot price and forward price being excluded from the assessment of hedge effectiveness.

  During the quarter ended December 31, 2008, the company entered into gold and silver forward contracts to purchase 208,080 ounces of gold at an average rate of $803.13 and 3,600,000 ounces of silver at an average rate of $10.45 which mature in 2009. The purpose of these derivatives is to offset the above noted derivatives, which mature in 2009 and were acquired as a result of the Bema acquisition in 2007. Commensurate with the entry into these derivatives, the Company de-designated the hedging relationship for the 2009 maturities.

  The Company's commodity price risk associated with financial instruments related to gold and silver primarily relates to changes in fair value of existing gold and silver contracts.

  The following represents the financial instruments' effect on pre-tax earnings and other comprehensive income before tax due to a 10% change in gold and silver prices, based on December 31, 2008 prices with all other variables unchanged. The sensitivity of the Company's financial instruments to commodity price changes is comprised of the commodity contracts described in this note.

  Impact of commodity price risk on financial instruments before tax:

	Price on Dec. 31, 2008	Change	Effect of gold and silver contracts on pre-tax earnings, gain (loss)	Effect of gold and silver contracts on OCI before tax, gain (loss)

Gold	$865.00	+10%	$(1.0)	$(53.9)
Gold	$865.00	-10%	$1.0	$53.9
Silver	$10.79	+10%	$(0.3)	$(7.4)
Silver	$10.79	-10%	$0.3	$7.4

  Gold and silver

  Under the terms of the Kupol project loan facilities, the Company is required to maintain gold and silver hedge contracts over the life of the loans in order to cover a portion of the mine's future operating and debt service costs. As a result, and as part of the acquisition of Bema in February 2007, the Company assumed gold and silver forward and option contracts related to the Kupol project as well as contracts relating to Julietta and Maricunga.

  During the second quarter of 2007, the Company restructured the Kupol project loan facility gold and silver hedge positions. The put option positions were sold, and the short call option positions were re-purchased. These positions were replaced with forward sales transactions with the same number of ounces as the number of put option positions sold.

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  At December 31, 2008, the following gold and silver derivative contracts related to Kupol project were outstanding:

	Year of Settlement
(ounces in thousands)	2009	2010	2011	2012	Total

Gold
Forward contracts sold (ounces)	208.1	219.0	319.7	74.1	820.9
Average price per ounce	$646	$642	$621	$674	$638
Forward contracts purchased (ounces)	208.1	–	–	–	208.1
Average price per ounce	$803	$–	$–	$–	$803
Silver
Forward contracts sold (ounces)	3,600	3,600	3,600	–	10,800
Average price per ounce	$10.71	$10.71	$10.71	$–	$10.71
Forward contracts purchased (ounces)	3,600	–	–	–	3,600
Average price per ounce	$10.45	$–	$–	$–	$10.45

  In addition to the gold contracts above, as a part of the sale of the Julietta mine described in note 4(iii), a portion of the proceeds of sale is based on the future price of gold in 2009 and 2010. For accounting purposes, the conditional proceeds represent an embedded derivative. At December 31, 2008, the fair value of this embedded derivative was $1.3 million which was recorded in other income in the year ended December 31, 2008.

  Currency risk management

  The Company is primarily exposed to currency fluctuations relative to the U.S. dollar on expenditures that are denominated in Canadian dollars, Russian roubles, Chilean pesos and Brazilian reais. This risk is reduced, from time to time, through the use of foreign exchange forward contracts to lock in the exchange rates on future non-U.S. denominated currency cash outflows. The Company has entered into forward contracts to purchase the Canadian dollars, Brazilian reais, Chilean pesos and Russian roubles as part of this risk management strategy. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. The Company does not actively manage this exposure.

  Impact of foreign exchange risk on net working capital as at December 31, 2008:

	Canadian dollars	Brazilian reais	Chilean pesos	Russian roubles

Foreign currency net working asset (liability) in US$	$9.1	$77.8	$(18.3)	$32.1
Earnings (loss) from a 10% strengthening of the US$ on pre-tax earnings	$(0.9)	$(7.8)	$1.8	$(3.2)
Earnings (loss) from a 10% strengthening of the US$ on OCI before taxes (a)	–	–	–	–

  (a)
  As described in Note 2 (iii), the Company translates its monetary assets and liabilities into U.S. dollars at the rates of exchange at the consolidated balance sheet dates. Gains and losses on translation of foreign currencies are included in earnings.

KINROSS 2008 Annual Report    115

  At December 31, 2008, with other variables unchanged, the following represents the effect of the Company's foreign exchange contracts on pre-tax earnings and other comprehensive income before tax from a 10% change in the exchange rate of the U.S. dollar against the Canadian dollar, Brazilian real, Russian rouble and Chilean peso.

	10% strengthening in U.S. dollar		10% weakening in U.S. dollar
	Effect of on pre-tax earnings, gain (loss) (a)	Effect on OCI before tax, gain (loss)	Effect of on pre-tax earnings, gain (loss) (a)	Effect on OCI before tax, gain (loss)

Canadian dollars	–	$(3.8)	–	$4.7
Brazilian reais	–	$(16.2)	–	$19.8
Chilean pesos	–	$(7.3)	–	$9.0
Russian roubles	–	$(2.7)	–	$3.3

  (a)
  Upon maturity of these contracts the amounts in OCI before taxes will reverse against hedged items the contracts relate to, which may be to earnings or property, plant and equipment.

  Foreign currency

  At December 31, 2008, Kinross had outstanding fixed foreign exchange forward contracts maturing during 2009 to sell $41.6 million U.S. dollars, and purchase Canadian dollars at an average forward exchange rate of 1.25 Canadian dollars for one U.S. dollar. The unrealized gain on these contracts at December 31, 2008 was $0.8 million (December 31, 2007 – $nil).

  At December 31, 2008, Kinross had outstanding fixed foreign exchange forward contracts maturing during 2009 and 2010 to sell $221.7 million U.S. dollars, and purchase Brazilian reais. In 2009, Kinross has contracted to sell $161.7 million at an average forward exchange rate of 1.84 Brazilian reais for one U.S. dollar. In 2010, Kinross has contracted to sell $60.0 million at an average forward exchange rate of 2.50 Brazilian reais for one U.S. dollar. The unrealized loss on these contracts at December 31, 2008 was $40.8 million (December 31, 2007 – gain of $24.0 million).

  At December 31, 2008, Kinross had outstanding fixed foreign exchange forward contracts maturing during 2009 to sell $40.5 million U.S. dollars, and purchase Russian roubles at an average forward exchange rate of 24.82 Russian roubles for one U.S. dollar. The unrealized loss on these contracts at December 31, 2008 was $10.7 million (December 31, 2007 – $nil).

  At December 31, 2008, Kinross had outstanding fixed foreign exchange forward contracts maturing during 2009 and 2010 to sell $95.5 million U.S. dollars, and purchase Chilean pesos. In 2009, Kinross has contracted to sell $71.5 million at an average forward exchange rate of 528.08 Chilean pesos for one U.S. dollar. In 2010, Kinross has contracted to sell $24.0 million at an average forward exchange rate of 699.16 Chilean pesos for one U.S. dollar. The unrealized loss on these contracts at December 31, 2008 was $13.6 million (December 31, 2007 – $nil).

  Interest rate risks

  The Company is exposed to interest rate risk on its variable rate debt. As a result of the acquisition of Bema in February 2007, the Company assumed an interest rate swap, an interest rate cap and interest rate floor contract. During the first quarter of 2008, the Company entered into an interest rate swap for Rio Paracatu Mineracao ("RPM"), a 100% subsidiary of Kinross.

KINROSS 2008 Annual Report    116

  At December 31, 2008 with other variables unchanged, a 50 basis point downward shift in the interest rate curve would decrease pre-tax earnings by $0.6 million and other comprehensive income before tax by $1.5 million, and a 50 basis point upward shift in the interest rate curve would increase pre-tax earnings by $0.5 million and other comprehensive income before tax by $1.5 million

  Interest rates

  As part of the Kupol project financing, the Company has hedged its exposure to rising interest rates by entering into an interest rate swap, and purchasing an interest rate cap, which was financed by selling an interest rate floor. The Company has contracted to pay a fixed rate of interest of 4.4975% and receive a floating rate of interest on an interest rate swap with a notional amount that varies from $4.2 million up to $140.0 million over the life of the swap. The fair market value of the interest rate swap was a liability of $6.5 million as at December 31, 2008 (December 31, 2007 – a liability of $1.7 million).

  The interest rate cap has an exercise strike level of 6.37%, which is the maximum interest rate that the Company will pay on the notional amount underlying the cap. The interest rate floor has an exercise strike level of 4.75%, which is the minimum interest rate that will be paid on the notional amount. When floating U.S. dollar interest rates are between the cap and the floor, there is no settlement received or paid by the Company. The notional amount varies between $3.7 million and $70.0 million over the life of the loan. The fair value of the interest rate cap and floor was a liability of $4.0 million as at December 31, 2008 (December 31, 2007 – a liability of $1.6 million).

  During the first quarter of 2008, as part of the Rio Paracatu term loan, the Company entered into an interest rate swap to pay a fixed rate of 3.83% and receive a floating LIBOR rate plus 100 bps on a notional amount of $100 million which amortizes over the life of the loan. As at December 31, 2008, the fair market value was a liability of $1.5 million, and the notional amount was $65.9 million.

  Silver lease rates

  During the quarter ended June 30, 2008, the Company settled its silver floating lease rate swaps prior to their maturity.

  Energy

  The Company is exposed to changes in crude oil prices through its consumption of diesel fuel, and the price of electricity in some electricity supply contracts. During the year ended December 31, 2008, the Company entered into forward contracts that establish the price for some of the Company's diesel fuel consumption and manage the risk of fuel price increases. Diesel fuel is consumed in the operation of mobile equipment and electricity generation.

  As at December 31, 2008, the Company had purchased oil forward of 264,500 barrels of Nymex Crude WTI during 2009 at an average price of $88.52 per barrel. The unrealized loss on these contracts as at December 31, 2008 was $10.8 million.

  At December 31, 2008, with other variables unchanged, a 10% decrease in Nymex Crude WTI prices would not impact pre-tax earnings and would decrease other comprehensive income before tax by $1.0 million, and a 10% increase in Nymex Crude WTI prices would not impact pre-tax earnings and would increase other comprehensive income before tax by $1.0 million.

KINROSS 2008 Annual Report    117

  Total return swap

  A total return swap (TRS) was engaged during the fourth quarter of 2008 as an economic hedge of the company's deferred share units (DSU). Under the terms of the TRS, a bank has the right to purchase Kinross shares in the marketplace as a hedge against the returns in the TRS. At December 31, 2008, 100% of the DSUs were economically hedged, although hedge accounting was not engaged.

  Liquidity risk

  The Company manages liquidity risk by maintaining adequate cash and cash equivalent balances, and by utilizing its lines of credit. The Company's Treasury department continuously monitors and reviews both actual and forecasted cash flows.

  The contractual undiscounted cash flow requirements for financial liabilities at December 31, 2008 are as follows:

	Total	Less than 2 years	More than 2, less than 3 years	More than 3, less than 5 years	More than 5 years

Long-term debt (a)	$1,319.7	$540.9	$170.7	$587.5	$20.6
Derivative liabilities	$261.6	$154.5	$82.2	$25.9	$(1.0)

  (a)
  Includes long-term debt, including the current portion, interest, as well as obligations under letters of credit issued and the full face value of the Senior Convertible Notes (Note 9(i) and (vi)).

  Credit risk management

  Credit risk relates to accounts receivable and derivative contracts and arises from the possibility that any counterparty to an instrument fails to perform. The Company only transacts with highly-rated counterparties and a limit on contingent exposure has been established for any counterparty based on that counterparty's credit rating. As at December 31, 2008, the Company's maximum exposure to credit risk was the carrying value of trade receivables, derivative assets, and taxes recoverable.

KINROSS 2008 Annual Report    118

  9. Long-term Debt and Credit Facilities

				As at December 31, 2008				As at December 31, 2007
			Interest Rates	Nominal amount	Deferred Financing Costs	Carrying Amount (a)	Fair Value	Carrying Amount	Fair Value

Corporate revolving credit facility	(i	)	Variable	$–	$–	$–	$–	$–	$–
Crixás bank loan			Variable	5.3	–	5.3	5.3
Debt component, senior convertible notes	(vi	)	1.75%	386.3	–	386.3	346.8	–	–
Corporate term loan facility	(i	)	Variable	131.9	(1.7)	130.2	130.2	197.5	197.5
Paracatu short-term loan	(ii	)	5.81%	–	–	–	–	2.7	2.7
Maricunga capital leases	(iii	)	6.04%	8.0	–	8.0	8.0	14.1	14.1
Paracatu capital leases	(iii	)	5.62%	41.3	–	41.3	41.3	–	–
Kupol project financing	(iv	)	Variable	360.0	–	360.0	360.0	330.0	330.0
Kupol IFC loan	(iv	)	Variable	19.8	–	19.8	19.8	19.8	19.8

				952.6	(1.7)	950.9	911.4	564.1	564.1
Less: current portion				(167.1)	–	(167.1)	(167.1)	(76.0)	(76.0)

Long-term debt				$785.5	$(1.7)	$783.8	$744.3	$488.1	$488.1

(a)
Includes transaction costs on debt financing.

As of December 31, 2008, the long-term debt repayments for each of the years ending December 31 are as follows:

	2009	2010	2011	2012	2013	2014 and thereafter	Total

Corporate term loan facility	$36.4	$36.4	$36.4	$22.7	$–	$–	$131.9
Crixás bank loan	0.9	2.7	1.7	–	–	–	5.3
Paracatu capital leases	9.5	9.5	9.5	9.5	3.3	–	41.3
Maricunga Capital leases	7.8	0.2	–	–	–	–	8.0
Kupol Credit Facility	112.5	83.8	93.7	55.0	15.0	–	360.0
IFC Loan	–	–	–	–	–	19.8	19.8
Convertible Debenture	–	–	–	–	386.3	–	386.3

Total long-term debt payable	$167.1	$132.6	$141.3	$87.2	$404.6	$19.8	$952.6

KINROSS 2008 Annual Report    119

  i.  Corporate Revolving Credit and Term Loan Facilities

  As at December 31, 2008 the Company's credit facility includes a $300.0 million revolving credit facility and a $131.8 million term loan. The revolving credit facility supports Kinross' liquidity and letter of credit needs and matures on August 18, 2010. The term loan will support the expansion program at the Paracatu mine in Brazil and matures on February 18, 2012. Assets of the Fort Knox mine and shares of certain wholly-owned subsidiaries are pledged as collateral.

  The credit agreement can be drawn in U.S. or Canadian dollars. The facility can be extended at each of the first two maturity dates by an additional year at the option of the lenders. During the year ended December 31, 2008, issue costs related to both facilities, totaling $1.7 million (2007 – $2.5 million) were recorded as a reduction of the nominal amount.

  The $300.0 million revolving credit facility continues to provide support for letters of credit to satisfy financial assurance requirements, primarily for environmental and site restoration costs, exploration permitting, workers' compensation and other general corporate purposes. As at December 31, 2008 letters of credit totaling $146.0 million (2007 – $146.8 million) were drawn against this facility. In the event that the underlying credit facility is not extended, the amounts drawn against the facility will become due and payable at maturity. The obligations associated with these instruments are generally related to performance requirements that the Company addresses through its operations including post closure site restoration. Upon completion of the underlying performance requirement, the beneficiary of the associated letter of credit cancels and returns the letter of credit to the issuing entity. Some of the instruments associated with long-lived assets will remain outstanding until closure.

  Loan interest is variable, set at LIBOR plus an interest rate margin which is dependent on the ratio of the Company's net debt to operating cash flow.

  The Company's current net debt/operating cash flow ratio is less than 1.25 and the Company expects that this will not change going forward. At this rate, interest charges would be as follows:

Type of Credit	credit facility

Dollar based LIBOR loan	LIBOR plus 1%
Letters of credit	1.00%
Standby fee applicable to unused availability	0.25%

  The credit agreement contains various covenants that include limits on indebtedness, distributions, asset sales and liens. Significant financial covenants include a minimum tangible net worth of $700.0 million for 2008 (2007 – $700.0 million), an interest coverage ratio of at least 4.5:1, net debt to operating cash flow of no more than 3.0:1 and minimum Proven and Probable Reserves of 6 million gold equivalent ounces after repayment of the term loan. The Company is in compliance with these covenants.

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  ii.  Paracatu short-term loan

  As at December 31, 2008, RPM, a subsidiary of the Company, had an outstanding balance on the short-term loan of $nil (December 31, 2007 – $2.7 million). The loan, which had an interest rate of 5.81%, was repaid during the three months ended March 31, 2008.

  iii.  Capital Leases

  At December 31, 2008, the Company had equipment under capital lease totaling $49.3 million (2007 – $14.1 million) at an interest rate of 6.04% and 6.50%. Repayments on the capital leases end in 2013.

  The Company recorded interest expense related to the capital leases of $2.2 million, $1.1 million and $0.9 million for the years ended December 31, 2008, 2007 and 2006, respectively. The cost of the assets and the accumulated depreciation related to the capital leases is $73.7 million and $17.7 million, respectively as at December 31, 2008 (December 31, 2007 – $31.3 million and $11.1 million). The depreciation expense related to these assets in 2008 is $6.6 million (2007 – $3.5 million).

  Following is a schedule of future minimum lease payments required under these facilities:

  For the years ended December 31, 2008 and 2007, the capital lease obligations are as follows:

	2008	2007

2008	$–	$6.8
2009	19.5	8.1
2010	11.8	0.2
2011	10.9	–
2012	10.3	–
2013	3.9	–

Total minimum lease payments	$56.4	$15.1
Less amount representing interest	7.1	1.0

Present value of net minimum lease payments	$49.3	$14.1
Current portion of obligations under capital lease	17.3	6.1

	$32.0	$8.0

  iv.  Kupol project financing

  The Kupol project financing consists of a project loan ("Project Loan") with a syndicate of banks and a subordinated loan with the International Finance Corporation ("IFC"). The Project Loan and IFC loan were undertaken by the Company's 75% owned subsidiary, the Chukotka Mining and Geological Company ("CMGC"). In addition, Bayerische Hypo-und Vereinsbank AG ("HVB") had provided Bema with a cost overrun facility ("HVB Facility") of $17.5 million. The long term land lease is in place. The company has completed the requirement to pledge the mortgage on this property as security to the lenders.

  The Project Loan consists of two tranches totaling $400.0 million. Tranche A, for $150.0 million, matures June 30, 2013, is from a group of multilateral and industry finance institutions, of which the mandated lead arrangers are Caterpillar Financial SARL, Export Development Canada, IFC, Bank of Tokyo and ING; as at December 31, 2008

KINROSS 2008 Annual Report    121

  $135 million was outstanding. Tranche B is for $250.0 million, matures June 30, 2012, and was fully underwritten by the mandated lead arrangers, namely HVB and Société Générale Corporate & Investment Banking ("SG CIB") as at December 31, 2008, $225 million was outstanding. Both tranches of the Project Loan were drawn down on a pro rata basis and administered by HVB, as documentation and facility agent, and SG CIB, as technical and insurance agent.

  Tranche A of the Project Loan has a seven-and-one half year term from drawdown, and Tranche B has a six-and-one half year term. The annual interest rate is: (a) LIBOR plus 2% prior to economic completion of the Kupol mine; (b) LIBOR plus 2.5% for two years after economic completion; and (c) LIBOR plus 3% for each remaining term (each rate is net of political risk insurance premiums). The Project Loan is collateralized against the Kupol Mine and guaranteed by a subsidiary until economic completion is achieved, as defined by the loan agreements. The loan agreements include customary covenants for debt financings of this type including that EastWest Gold Corporation ("EastWest"), a subsidiary of Kinross, must maintain minimum liquidity to meet future capital expenditure requirements at Kupol. This liquidity requirement declines as capital expenditures are made. Kinross has agreed to assume the hedge contracts for the Kupol project in the event that the Kupol loan is accelerated, and the net mark-to-market position of all the hedge contracts is negative.

  The Project Loan contains various covenants, including certain ratios of estimated future cash flows to total debt that are to be greater than 135% over the term of the loans and greater than 150% over the term of the project; debt coverage ratios of at least 115%; and the minimum Proven and Probable Reserves of at least 30% of the Proven and Probable Reserves as of the effective date of the Project Loan.

  The Company and its subsidiary are in compliance with these covenants at December 31, 2008.

  The IFC loan of $25.0 million is for the development of the Kupol mine, of which $19.8 million was drawn down as of December 31, 2008 and forms part of the Company's and the Government of Chukotka's project equity contributions. This loan is guaranteed by a subsidiary until economic completion of the Kupol mine, and will have an eight and a half year term from drawdown. The annual interest rate is LIBOR plus 2%. Prior to the acquisition of Bema by Kinross, Bema had issued share purchase warrants to IFC. As a result of the acquisition of Bema, there are 8.5 million Kinross share purchase warrants outstanding relating to the issuance which are convertible into 3.8 million Kinross shares. Each warrant entitles IFC to receive one Kinross share plus CAD $0.01, at a price of $6.61, until March 1, 2014. Proceeds from the exercise of the warrants are required to be used to repay the IFC loan.

  Under the terms of the HVB Facility, the Company may issue convertible unsecured notes to HVB, with a seven year term from the date of drawdown. The holder of the notes will have the right to convert the notes into common shares of Kinross at a conversion price equal to $14.57 per share prior to maturity or repayment of the notes. The annual interest is expected to be at the rate of LIBOR plus 2.5% for four years from date of issuance and thereafter at the rate of LIBOR plus 3%.

  On April 26, 2006, Bema deposited $7.5 million in an escrow account as required by the Kupol project loan facility which is available only for project cost overruns, if incurred, at any time up until the economic completion date. As at December 31, 2008, all of this restricted cash has been released to the Company as agreed between the Company and the Kupol project lenders.

  As at December 31, 2008, cash of $10.3 million has been set aside for payments related to Project Loan.

KINROSS 2008 Annual Report    122

  v.  Corporate convertible notes

  As a result of the acquisition of Bema, the Company assumed the $70.0 million outstanding senior unsecured convertible notes maturing February 26, 2011 (the "Convertible Notes"). The Convertible Notes were issued at par and bore interest at 3.25% per annum payable on February 26 in each year. On March 6, 2007, a notice of redemption was issued on the Convertible Notes, and note holders had until April 12, 2007 to either convert their notes into common shares of Kinross, or to receive 100% of face value on the notes plus accrued interest. By April 3, 2007, all note holders had converted their notes into 6.7 million common shares of Kinross.

  vi.  Senior convertible notes

  During January 2008, the Company completed a public offering of $460.0 million Senior Convertible Notes due March 15, 2028, each in the amount of one thousand dollars. The notes will pay interest semi-annually at a rate of 1.75% per annum. The notes will be convertible, at the holder's option, equivalent to a conversion price of $28.48 per share of common stock subject to adjustment. Kinross received net proceeds of $449.9 million from the offering of Convertible Notes, after payment of the commissions of the initial purchasers and expenses of the offering. The Convertible Notes are convertible into Kinross common shares at a fixed conversion rate, subject to certain anti-dilution adjustments, only in the event that (i) the market price of Kinross common shares exceeds 130% of the effective conversion price of the Convertible Notes, (ii) the trading price of the Convertible Notes falls below 98% of the amount equal to Kinross' then prevailing common share price, times the applicable conversion rate, (iii) the Convertible Notes are called for redemption, (iv) upon the occurrence of specified corporate transactions or (v) if Kinross common shares cease to be listed on a specified stock exchange or eligible for trading on an over-the-counter market. The Convertible Notes will also be convertible on and after December 15, 2027. The Convertible Senior Notes are redeemable by the Company, in whole or part, for cash at any time on or after March 20, 2013, at a redemption price equal to par plus accrued and unpaid interest, if any, to the redemption date. Holders of the Convertible Notes will have the right to require Kinross to repurchase the Convertible Notes on March 15, 2013, 2018 and 2023, and, on or prior to March 20, 2013, upon certain fundamental changes. The redemption price will be equal to 100% of the principal amount of the Convertible Notes plus accrued and unpaid interest to the redemption date, if any.

KINROSS 2008 Annual Report    123

  10. Reclamation and Remediation Obligations

The Company conducts its operations so as to protect the public health and the environment, and to comply with all applicable laws and regulations governing protection of the environment. Reclamation and remediation obligations arise throughout the life of each mine. The Company estimates future reclamation costs based on the level of current mining activity and estimates of costs required to fulfill the Company's future obligation. The following table details the items that affect the reclamation and remediation obligations:

			December 31, 2008	December 31, 2007	December 31, 2006

Balance at January 1,			$231.6	$168.4	$175.9
Additions resulting from acquisitions (a)			9.4	61.5	0.1
Reductions resulting from dispositions (b)			(13.4)	(43.3)	(4.9)
Reclamation spending			(10.5)	(21.1)	(22.8)
Accretion and reclamation expenses			24.7	10.9	33.5
Asset retirement cost			5.0	55.2	(13.4)

Balance at December 31,			246.8	231.6	168.4
Less: Asset held for sale	Note 4(iii	)	–	9.2	–
Current portion			10.0	10.0	28.8

Balance at December 31,			$236.8	$212.4	$139.6

(a)
Reflects the 2008 adjustments to the purchase price allocation of Bema, the acquisition of Fruta del Norte and the 2007 acquisitions of Bema and the asset purchase and sale with Goldcorp and the 2006 acquisition of Crown (see Note 4 – Acquisitions and divestitures).

(b)
Reflects the disposition of the Kubaka mine in January 2008, the Julietta mine in August 2008 and the Lupin, PJV, Musselwhite and Haile mines in 2007 and the Aquarius and New Britannia mines in 2006 (see Note 4 – Acquisitions and divestitures).

Included in the December 31, 2008 accretion expense is a $7.4 million (2007 – $1.7 million) charge reflecting revised estimated fair values of costs that support the reclamation and remediation obligation for properties that have been closed. The undiscounted cash flows, before inflation adjustments, estimated to settle the reclamation and remediation obligations as at December 31, 2008 are approximately $433.2 million (2007 – $361.4 million). The majority of the expenditures are expected to occur from 2009 to 2040. The credit adjusted risk-free rates used in estimating the site restoration cost obligation were 9%, 8% and 7% and the inflation rate used was 2% for each of the years ended December 31, 2008, 2007 and 2006, respectively.

Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation and remediation obligations. As at December 31, 2008, letters of credit totaling $115.1 million (2007 – $137.7 million) had been issued to various regulatory agencies to satisfy financial assurance requirements for this purpose. The letters of credit were issued against the Company's revolving credit facility. Generally, financial assurance requirements associated with environmental regulations are becoming more restrictive. The Company believes it is in compliance with all applicable financial assurance requirements.

KINROSS 2008 Annual Report    124

  11. Redeemable Retractable Preferred Shares

The redeemable retractable preferred shares entitled the holder to receive a CAD $0.80 per share fixed cumulative annual preferential cash dividend, payable in equal quarterly installments and was entitled at any time to convert all or any part of the redeemable retractable preferred shares into common shares on the basis of 2.7518 common shares for each redeemable retractable preferred share so converted, subject to anti-dilution adjustments. The Company could redeem all or any part of the redeemable retractable preferred shares at a price of CAD $10.00 per share, together with unpaid dividends accrued to the date of redemption at any time, upon a minimum thirty day notice. The holder of the redeemable retractable preferred shares was entitled to require the Company to redeem for cash all or any part of the redeemable retractable preferred shares at this price. These redeemable retractable preferred shares were outstanding and held by a former senior officer and director of the Company. During 2006, all 311,933 redeemable preferred shares outstanding were converted into 858,388 common shares, based on the stated exchange ratio.

  12. Convertible Preferred Shares of Subsidiary Company

The convertible preferred shares of a subsidiary company consist of $3.75 Series B Convertible Preferred Shares of Kinam ("Kinam Preferred Shares") which are exchangeable into common shares of the Company at a conversion rate of 1.6171 common shares for each Kinam Preferred Share, subject to adjustment in certain events. Annual cumulative dividends of $3.75 per share are payable quarterly on each February 15, May 15, August 15 and November 15, as and if declared by Kinam's Board of Directors. During 2007, all previously suspended and current dividends were declared and paid on the Kinam Preferred Shares. No dividends were declared or paid during 2006 or 2005.

During 2007, 179 Kinam Preferred Shares, net of adjustments, were exchanged into 289 common shares of the Company. During 2006, 100 Kinam Preferred Shares, net of adjustments, were exchanged into 161 common shares of the Company. During 2005, 506 Kinam Preferred Shares, net of adjustments, were exchanged into 1,000 common shares of the Company. There were 204,676 and 204,855 Kinam Preferred Shares held by non-affiliated shareholders as at December 31, 2007 and 2006, respectively. If all the Kinam Preferred Shares owned by non-affiliated shareholders were exchanged, an additional 330,975 common shares of the Company would be issued.

On April 26, 2002, the Company was named as a defendant in a Class Action Complaint filed in connection with a 2002 tender offer by Kinross Gold U.S.A., Inc. ("KGUSA") to purchase the Kinam Preferred Shares not then owned by KGUSA. In 2008, the parties entered into a memorandum of understanding to settle all claims in the litigation for an aggregate cash payment by the Company to the plaintiff class of $29,250,000, inclusive of any fees and costs, without admission of any fault or liability, and the settlement was formally approved by the United States District Court of Nevada on January 29, 2009. All Kinam Preferred Shares held by persons other than KGUSA are now cancelled pursuant to the settlement. No further dividends will be payable on the Kinam Preferred Shares.

As the Company previously held the preferred shares balance at $10.1 million, this resulted in a charge of $19.1 million for the year. See Note 20 for additional details.

KINROSS 2008 Annual Report    125

  13. Common Share Capital and Common Share Purchase Warrants

The authorized share capital of the Company is comprised of an unlimited number of common shares. A summary of common share transactions for each of the years in the three-year period ended December 31, 2008 is as follows:

	2008		2007		2006
	Number of shares (000's)	Amount $	Number of shares (000's)	Amount $	Number of shares (000's)	Amount $

Common shares
Balance, January 1,	611,925	$5,085.6	362,704	$1,992.3	345,417	$1,768.2
Issued (cancelled):
On acquisition of Bema	–	–	216,033	2,642.1	–	–
On acquisition of Aurelian	43,692	639.7
On acquisition of Crown	–	–	(27)	(0.4)	14,657	205.4
Under employee share purchase plan	187	3.4	167	2.4	151	1.6
Under stock option and restricted share plan	3,343	46.2	6,946	86.5	1,621	14.5
Under Aurelian options	246	3.8
Expiry of Echo Bay options	–	(0.1)	–	(0.1)	–	(0.1)
Conversions:
Warrants	45	0.6	19,428	281.2	–	–
Convertible notes (a)	–	–	6,674	81.6	–	–
Kinam Preferred Shares	–	–	–	–	–	–
Redeemable retractable preferred shares (b)	–	–	–	–	858	2.7

Balance, December 31,	659,438	$5,779.2	611,925	$5,085.6	362,704	$1,992.3

Common share purchase warrants (c)
Balance, January 1,	8,856	$38.0	8,333	$9.4	8,333	$9.4
On acquisition of Bema	–	–	20,085	141.9	–	–
Conversion of warrants	(45)	(0.2)	(19,428)	(113.1)	–	–
On acquisition of Aurelian	19,696	56.0
Expiry of warrants		–	(134)	(0.2)	–	–

Balance, December 31,	28,507	93.8	8,856	38.0	8,333	9.4

Total common share capital		$5,873.0		$5,123.6		$2,001.7

(a)
See Long-term debt and credit facilities Note 9 for further discussion of the convertible notes.

(b)
See Note 11 for additional details.

(c)
See below for discussion of the warrants.

  Shareholders' Rights Plan

On March 27, 2006, the Company's Board of Directors adopted a shareholders' rights plan (the "Plan") to ensure that all shareholders are treated fairly in any transaction involving a change of control of the Company. The Plan addresses the Company's concern that existing legislation does not permit sufficient time for the Board of Directors and shareholders of the Company to properly evaluate a take-over bid or pursue alternatives with a view to maximizing shareholder value.

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The Plan is not intended to prevent take-over bids. "Permitted Bid" provisions of the Plan do not invoke the dilutive effects of the Plan if a bid meets certain requirements intended to protect the interests of all shareholders. A bid will constitute a Permitted Bid if it is made by the way of a take-over bid circular, remains open for a minimum of 60 days and otherwise complies with the Permitted Bid provisions of the Plan. The Plan will be invoked by an acquisition, other than pursuant to a Permitted Bid, of 20% or more of the outstanding common shares of the Company or the commencement of a take-over bid that is not a Permitted Bid.

Under the Plan, one right is issued for each common share of the Company. The rights will trade together with the common shares and will not be separable from the common shares or exercisable unless a take-over bid is made that does not comply with the Permitted Bid requirements. In such event, such rights will entitle shareholders, other than shareholders making the take-over bid, to purchase additional common shares of the Company at a substantial discount to the market price at the time. The Plan was ratified by shareholders of the Company at the Company's 2006 annual and special meeting of shareholders.

See Note 21 for additional details.

  Common share purchase warrants

A summary of the status of the common share purchase warrants and changes during the year ended December 31, 2008 are as follows:

Canadian $ denominated common share purchase warrants

	(000's) (a) (d)	Weighted average exercise price ($CDN)

Balance, January 1, 2008 (b)	4,697	$22.48
Issued (c)	19,696	32.00
Exercised	(1)	32.00

Balance, December 31, 2008	24,392	$30.17

US $ denominated common share purchase warrants

	(000's) (a) (d)	Weighted average exercise price ($)

Balance, January 1, 2008 (b)	4,159	$6.77
Issued	–	–
Exercised	(44)	7.53

Balance, December 31, 2008	4,115	$6.76

(a)
Represents share equivalents of warrants.

(b)
This balance consists of 19.9 million Bema warrants outstanding that were convertible into 8.8 million Kinross shares plus CAD$0.01 per Bema warrant.

(c)
As part of the Aurelian transaction, the Company issued 19.7 million share purchase warrants. Each warrant has an exercise price of CAD$32.00 and is convertible into one common share of the Company. The warrants expire in September 2013.

(d)
During 2008, 100,000 warrants were converted into 44,000 common shares.

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The following table summarizes information regarding the common share purchase warrants outstanding and exercisable at December 31, 2008:

Canadian $ denominated common share purchase warrants

Exercise price	Number oustanding (a)	Weighted average remaining contractual life

$22.48	4,697	2.68
32.00	19,695	4.68

$30.17	24,392	4.29

US $ denominated common share purchase warrants

Exercise price	Number oustanding (a)	Weighted average remaining contractual life

$6.30	222	1.32
6.61	3,782	5.17
12.89	111	2.40

$6.76	4,115	4.88

(a)
Represents share equivalents of warrants.

  Capital Management

Our objectives when managing capital are to:

•
Ensure the Company has sufficient cash available to support the mining, exploration, and other areas of the business in any gold price environment

•
Ensure the Company has the capital and capacity to support our long-term growth strategy

•
Provide investors with a superior rate of return on their invested capital

•
Ensure that all bank covenant ratios are complied with

•
Minimize counterparty credit risk.

Kinross adjusts its capital structure based on changes in forecasted economic conditions and based on the Company's long term strategic business plan. Kinross has the ability to adjust its capital structure by issuing new equity, drawing on

KINROSS 2008 Annual Report    128

existing credit facilities, issuing new debt, and by selling or acquiring assets. Kinross can also control how much capital is returned to shareholders through dividends and share buybacks.

	December 31, 2008	December 31, 2007

Long term debt	$783.8	$488.1
Current portion long term debt	$167.1	$76.0
Total debt	$950.9	$564.1
Equity	$4,776.9	$4,837.8
Gross debt / equity ratio	19.9%	11.7%
Company target	0 - 30%	0 - 30%

	December 31, 2008	December 31, 2007

Operating Cashflow:
Rolling 12 month cash flow from Operating Activities	$443.6	$341.2
Add Back:
Rolling 12 month cash interest paid	$49.7	$30.1
Rolling 12 month cash income tax paid	$75.3	$21.4

Rolling 12 month operating cash flow	$568.6	$392.7

Rolling 12 month cash interest paid	$49.7	$30.1
Interest coverage ratio	11.4:1	13.0:1
Company target ratio	> 5.0 : 1	> 5.0 : 1

  14. Stock-Based Compensation

Stock-based compensation recorded during the years ended December 31 was as follows:

	2008	2007	2006

Stock option plan expense	$6.8	$3.5	$4.0
Employer portion of stock purchase plan	1.1	0.8	0.5
Restricted share plan expense	12.4	7.4	5.0
Deferred share units expense	1.3	1.3	0.7

Total stock-based compensation	$21.6	$13.0	$10.2

  Share purchase plan

The Company has an Employee Share Purchase Plan whereby North American employees of the Company have the opportunity to contribute up to a maximum of 10% of their annual base salary to purchase common shares. Since 2004, the Company contributes 50% of the employees' contributions. The Company issues common shares equal to the employees' contribution and the Company's contribution from treasury each quarter. The common shares are purchased

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based on the weighted average price on the last twenty trading sessions prior to the end of the quarter. The number of shares issued by the Company and the average of the price per share for the years ending December 31 are as follows:

	2008	2007	2006

Common shares issued ('000s)	187	167	151
Average price of shares issued	$18.15	$14.29	$10.86

  Restricted share unit plan

The Company has a Restricted Share Unit ("RSU") plan whereby restricted share units may be granted to employees, officers, directors and consultants of the Company. A restricted share unit is exercisable into one common share entitling the holder to acquire the common share for no additional consideration. Restricted share units vest over a three year period. The current maximum number of common shares issuable under the RSU plan is 4.0 million. A total of 896,042 restricted share units with a weighted average grant-date fair value of $21.93 per unit were granted during the year ended December 31, 2008 (2007 – 1,084,305 at $13.91; 2006 – 966,537 at $10.93). There were 1,597,052 and 1,215,527 restricted share units granted and outstanding as at December 31, 2008 and 2007, respectively.

  Deferred share unit plan

The Company has a deferred share unit ("DSU") plan for its outside directors that provides that each outside director receives, on the date in each quarter which is two business days following the publication by the Company of its earnings results for the previous quarter, or year in the case of the first quarter, that number of DSUs having a value equal to 50% of the compensation of the outside director for the current quarter. The number of DSUs granted to an outside director is based on the closing price of the Company's common shares on the Toronto Stock Exchange on the business day immediately preceding the date of grant. At such time as an outside director ceases to be a director, the Company will make a cash payment to the outside director, equal to the market value of a Kinross common share on the date of departure, multiplied by the number of DSUs held on that date. A total of 38,111 DSU's with a weighted average grant-date fair value of $21.67 were granted during the year ended December 31, 2008 (2007 – 38,882 at $14.62 per unit; 2006 – 29,528 at $11.50 per unit). There were 201,178 and 164,254 DSUs outstanding as at December 31, 2008 and 2007, respectively.

  Stock option plan

The Company has a stock option plan for officers and employees, enabling them to purchase common shares. The total number of options outstanding at any time cannot exceed 10% of the total number of outstanding common shares. Each option granted under the plan is for a maximum term of five years. One-third of the options are exercisable each year commencing one year after the date of grant. The exercise price is determined by the Company's Board of Directors at the time the option is granted, subject to regulatory approval and may not be less than the closing market price of the common shares on the last trading day prior to the grant of the option. The stock options outstanding at December 31, 2008 expire at various dates to 2013. As at December 31, 2008, 9,016,342 common shares, in addition to those outstanding at year end, were available for granting of options.

KINROSS 2008 Annual Report    130

A summary of the status of the stock option plan and changes during the years ended December 31, 2008, 2007 and 2006, are as follows:

	2008		2007		2006
Canadian $ denominated options	(000's)	Weighted average exercise price	(000's)	Weighted average exercise price	(000's)	Weighted average exercise price

Balance January 1,	5,948	$12.31	2,515	$12.53	2,368	$18.72
Options issued on acquisition of Aurelian	4,125	14.84	–	–	–	–
Options issued on acquisition of Bema	–	–	8,193	8.75	–	–
Granted	1,500	22.58	1,903	15.30	1,891	12.69
Exercised	(3,136)	10.08	(6,299)	8.29	(1,180)	8.33
Forfeited	(144)	17.11	(364)	12.9	(564)	16.23

Outstanding at December 31,	8,293	$16.22	5,948	$12.31	2,515	$12.53

	2008		2007		2006
United States $ denominated options	(000's)	Weighted average exercise price	(000's)	Weighted average exercise price	(000's)	Weighted average exercise price

Balance January 1,	1	$9.15	31	$22.40	6	$16.32
Adjustments	–	–	–	–	66	14.86
Exercised	–	–	(1)	9.15	(41)	9.15
Forfeited	(1)	9.15	(29)	23.43	–	19.9

Outstanding at December 31,	–	$–	1	$9.15	31	$22.40

The following table summarizes information about the stock options outstanding and exercisable at December 31, 2008:

		Options outstanding			Options exercisable
Exercise price range in Canadian dollars:		Number outstanding (000')	Weighted average exercise price	Weighted average remaining contractual life (years)	Number oustanding (000')	Weighted average exercise price	Weighted average remaining contractual life (years)

0.54	1.86	466	$1.01	1.31	466	$1.01	1.31
1.87	4.22	496	3.05	2.21	496	3.05	2.21
4.23	9.53	3	7.60	0.34	3	7.60	0.34
9.54	14.31	3,116	13.04	2.99	2,269	12.90	3.05
14.32	21.48	1,499	18.17	3.67	667	19.13	3.19
21.49	26.43	2,713	23.84	3.71	1,543	23.87	3.36

		8,293	$16.22	3.20	5,444	$14.85	2.93

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The following weighted average assumptions were used in computing the fair value of stock options granted during the last three fiscal years ended December 31:

	2008	2007	2006

Black-Scholes weighted-average assumptions
Expected dividend yield	0.5%	–	–
Expected volatility	42.3%	37.3%	36.3%
Risk-free interest rate	2.9%	3.9%	4.8%
Estimated forefiture rate	3.0%	3.0%	3.0%
Expected option life in years	3.2	3.5	3.5
Weighted average fair value per stock option granted CAD$	$6.82	$4.95	$4.21

  15. Earnings (Loss) per Share

(Number of common shares in thousands)	2008	2007	2006

Basic weighted average shares outstanding:	628,594	557,411	352,097
Weighted average shares dilution adjustments:
Dilutive stock options (a)	–	961	119
Restricted shares	–	1,190	937
Common share purchase warrants (a)	–	6,491	–

Diluted weighted average shares outstanding	628,594	566,053	353,153

Weighted average shares dilution adjustments – exclusions: (b)
Stock options	2,712	570	258
Common share purchase warrants	13,744	3,952	8,333
Restricted shares	1,514	–	–
Kinam preferred shares	331	331	331
Convertible notes	22,737	–	–

(a)
Dilutive stock options and warrants were determined by using the Company's average share price for the period. For the years ended December 31, 2008, 2007 and 2006 the average share price used was $-, $14.26 and $11.36.

(b)
These adjustments were excluded, as they were anti-dilutive.

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  16. Income and Mining Taxes

  i.  Income and mining taxes expense

  The following table shows the provision for income and mining taxes:

	2008	2007	2006

Income taxes
Current
Canada	$–	$–	$–
Foreign	(71.3)	(41.3)	(43.9)
Future
Foreign	(24.3)	(28.6)	19.9
Mining taxes
Current
Canada	0.1	(3.0)	(0.2)
Foreign	(2.0)	(3.7)	–
Future
Canada	–	4.5	(1.7)
Foreign	(3.6)	(1.7)	–

	$(101.1)	$(73.8)	$(25.9)

  The reconciliation of the combined Canadian federal and provincial statutory income tax rate to the effective tax rate is as follows:

	2008		2007		2006

Combined statutory income tax rate	33.5%		34.1%		36.1%
Increase (decrease) resulting from:
Mining taxes	(0.8%	)	0.9%		1.0%
Resource allowance and depletion	1.5%		(2.3%	)	(11.5%	)
Difference in foreign tax rates and foreign exchange on
future tax balances	7.8%		(6.9%	)	(1.7%	)
Benefit of losses not recognized	(8.1%	)	(7.2%	)	0.8%
Recognition of tax attributes not previously benefited	0.0%		0.0%		(10.8%	)
Effect of non-deductible goodwill impairment	(50.9%	)	0.0%		0.0%
Other	1.5%		(0.9%	)	(0.4%	)

Effective tax rate	(15.5%	)	17.7%		13.5%

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  ii.  Future income taxes

  The following table summarizes the components of future income taxes:

	2008	2007

Future tax assets
Accrued expenses and other	$91.8	$21.8
Reclamation and remediation obligations	28.7	48.2
Alternative minimum tax credits	27.7	18.1
Non-capital loss carryforwards	256.7	273.4
Property, plant and equipment	93.8	114.7
Valuation allowance	(267.7)	(282.9)

	231.0	193.3
Future tax liabilities
Property, plant and equipment	817.2	625.9
Inventory capitalization	2.2	–

Future tax liabilities – net	$588.4	$432.6

  iii.  Non-capital losses

  The following table summarizes the Company's non-capital losses that can be applied against future taxable income:

Country	Type	Amount	Expiry Date

Canada (a)	Net operating losses	288.7	2009 - 2028
United States (b)	Net operating losses	352.9	2009 - 2029
United States (b)	Alternative minimum tax	34.8	2009 - 2029
Chile	Net operating losses	280.9	No expiry
Mexico	Net operating losses	6.7	2019
Barbados	Net operating losses	45.3	2012 - 2018

  (a)
  Approximately $60.7 million are limited in their deduction to income from specific operations.

  (b)
  Utilization of the U.S. loss carry forwards will be limited in any year as a result of previous changes in ownership.

  iv.  Brazilian Subsidiary Tax assessment

  In late December 2008, Rio Paracatu Mineração ("RPM"), a wholly-owned Brazilian subsidiary of the Company, received a tax assessment from the Brazilian tax authorities in respect of its 2003 tax year in the amount of approximately $30 million. This assessment is the result of the denial of a deduction for interest paid on certain debentures issued by such Brazilian subsidiary. On January 15, 2009, the Company filed its administrative appeal of the assessment. The Company believes that the basis for this assessment is equally relevant to the 2004 tax year of the same Brazilian subsidiary. The Company recorded a total charge of $63.9 million, primarily comprised of $20.7 million that related to tax expense and $37.3 million in interest with respect to the 2003 and 2004 tax years after considering the tax deductibility of the assessed interest. As a result of the Company's review, it has recorded a tax liability in that amount resulting in a corresponding reduction in its net income after taxes for the quarter and year ended December 31, 2008. The Company does not believe that the basis for the current assessment would

KINROSS 2008 Annual Report    134

  result in any potential liability in respect of any periods prior to the 2003 tax year or subsequent to the 2004 tax year.

  17. Segmented Information

  The Company operates primarily in the gold mining industry and its major product is gold. Its activities include gold production, acquisition, exploration and development of gold properties. The Company's primary mining operations are in the United States, Brazil, the Russian Federation, and Chile and until PJV and Musselwhite were sold to Goldcorp in the asset purchase and sale on December 21, 2007, there were also operations in Canada. The reported segments are those operations whose operating results are reviewed by the Chief Executive Officer as were those operations that pass certain quantitative measures. Operations whose revenues, earnings or losses or assets exceed 10% of the total consolidated revenue, earnings or losses, or assets are reportable segments. Properties that are in development or have not reached commercial production levels and properties that are under care and maintenance are shut down and are in reclamation, non-mining and other operations are reported in Corporate and other. At December 31, 2008, Fruta del Norte and Cerro Casale were considered reportable segments as total assets exceeded 10% of the Company's total consolidated assets. At December 31, 2007, the additional segments that resulted from the Bema acquisition were included. At December 31, 2006, the Company's reportable segments reflect the recommissioning of the Maricunga mine in 2005 and the acquisition of Crown, which is included with Kettle River–Buckhorn.

  Operating results by segments:

  The following tables set forth information by segment for the following periods:

  For the year ended December 31, 2008:

	Metal sales	Cost of sales (a)	Accretion	DD&A (b)	Exploration	Other (c)	Impairment – Goodwill	Segment earnings (loss)

Operating segments
Fort Knox	$290.3	$152.4	$1.2	$29.7	$2.7	$2.0	$–	$102.3
Round Mountain	213.7	112.9	1.1	22.2	0.7	–	–	76.8
Paracatu	161.4	82.4	1.2	16.3	–	(8.7)	–	70.2
La Coipa (e)	206.6	114.7	7.9	38.8	3.7	2.8	–	38.7
Maricunga (f)	184.8	125.5	0.4	17.8	1.4	–	220.2	(180.5)
Crixás	75.3	26.2	0.4	10.7	2.1	0.9	–	35.0
Julietta (h)	38.0	32.3	0.2	8.1	0.4	–	–	(3.0)
Kupol (i)	433.2	116.8	0.9	121.6	5.4	–	668.4	(479.9)
Kettle River–Buckhorn	13.7	5.6	2.1	5.9	3.4	3.3	–	(6.6)
Non-operating segments
Fruta del Norte	–	–	–	–	0.4	4.4	–	(4.8)
Cerro Casale	–	–	–	–	–	0.1	–	(0.1)
Corporate and other (d)	–	–	9.3	2.7	38.8	103.4	105.5	(259.7)

Total	$1,617.0	$768.8	$24.7	$273.8	$59.0	$108.2	$994.1	$(611.6)

KINROSS 2008 Annual Report    135

  For the year ended December 31, 2007:

	Metal sales	Cost of sales (a)	Accretion	DD&A (b)	Exploration	Other (c)	Segment earnings (loss)

Operating segments
Fort Knox	$230.0	$113.9	$1.1	$32.2	$4.4	$1.1	$77.3
Round Mountain	208.2	94.9	0.6	6.2	1.4	–	105.1
Paracatu	121.7	65.2	0.7	13.2	0.7	3.6	38.3
La Coipa (e)	134.7	52.1	1.1	19.6	2.7	0.5	58.7
Maricunga (f)	144.6	91.7	0.3	11.9	1.2	–	39.5
Crixás	66.2	24.9	0.1	9.9	1.1	0.7	29.5
Julietta (h)	47.2	38.1	0.2	14.7	2.2	–	(8.0)
Kupol (i)	–	–	0.5	–	2.8	–	(3.3)
Kettle River–Buckhorn	–	–	(0.1)	0.1	1.6	6.4	(8.0)
Cerro Casale	–	–	–	–	0.2	–	(0.2)
Porcupine Joint Venture (g)	93.3	66.9	1.7	10.3	5.1	0.2	9.1
Musselwhite (g)	47.1	32.6	0.2	9.9	0.9	–	3.5
Other operations	–	–	3.6	–	0.5	5.9	(10.0)
Corporate and other (d)	–	–	0.9	1.3	22.5	79.9	(104.6)

Total	$1,093.0	$580.3	$10.9	$129.3	$47.3	$98.3	$226.9

KINROSS 2008 Annual Report    136

  For the year ended December 31, 2006:

	Metal sales	Cost of sales (a)	Accretion	DD&A (b)	Exploration	Other (c)	Segment operating earnings (loss)

Operating segments
Fort Knox	$208.3	$102.9	$1.3	$25.0	$1.4	$0.5	$77.2
Round Mountain	211.7	99.4	1.7	11.9	5.0	–	93.7
Paracatu	104.1	57.7	0.9	12.5	1.5	5.5	26.0
La Coipa	94.0	47.6	0.9	16.9	2.0	1.5	25.1
Maricunga	69.7	39.3	(1.0)	7.0	1.8	0.5	22.1
Kettle River–Buckhorn	2.5	0.8	–	–	0.2	5.8	(4.3)
Crixás	57.0	17.7	0.2	11.2	1.5	0.2	26.2
Porcupine Joint Venture	97.5	59.9	2.0	11.8	4.9	0.3	18.6
Musselwhite	43.0	31.9	0.2	10.4	1.7	–	(1.2)
Other operations	23.9	23.9	2.7	–	3.5	13.6	(19.8)
Corporate and other (d)	(6.1)	0.6	24.6	1.6	15.9	50.2	(99.0)

Total	$905.6	$481.7	$33.5	$108.3	$39.4	$78.1	$164.6

(a)
Cost of sales excludes accretion, depreciation, depletion and amortization.

(b)
Depreciation, depletion and amortization is referred to as "DD&A" in the tables above.

(c)
Other includes Other operating costs and General and administrative expenses.

(d)
Includes corporate, shutdown operations and other non-core operations.

(e)
Pursuant to the asset purchase and sale with Goldcorp, the Company acquired the additional 50% interest in La Coipa on December 21, 2007.

(f)
As part of the Bema acquisition, the Company acquired an additional 50% interest in Maricunga on February 27, 2007.

(g)
PJV and Musselwhite were sold to Goldcorp pursuant to the asset purchase and sale which closed on December 21, 2007.

(h)
As part of the Bema acquisition, the Company acquired interests in Julietta and Kupol on February 27, 2007.

KINROSS 2008 Annual Report    137

  Segment assets and Capital expenditures:

The following table details the segment assets and capital expenditures for the following years:

	Segment assets As at December 31,		Capital expenditures Year ended December 31,
	2008	2007	2008	2007	2006

Operating segments
Fort Knox	$315.8	$197.2	$126.6	$30.0	$49.9
Round Mountain	228.2	198.5	36.9	40.3	28.3
Paracatu	1,241.0	897.9	329.2	225.2	61.8
La Coipa	408.5	440.3	17.1	5.2	7.8
Maricunga (a) (b)	525.5	233.1	22.4	6.4	4.7
Crixás	120.4	109.1	19.7	11.7	7.8
Julietta	–	44.6	2.4	3.0	–
Kupol (c)	1,476.3	1,350.4	102.4	191.8	–
Kettle River–Buckhorn	362.5	319.2	42.5	43.0	16.7
Musselwhite	–	–	–	12.1	4.7
Porcupine Joint Venture	–	–	–	23.6	19.5
Non-operating segments
Fruta del Norte	1,043.3	–	–	–	–
Cerro Casale (d)	884.8	556.8	10.9	2.4	–
Other operations	–	55.0
Assets held for sale	–	11.8	–	–	–
Corporate and other (e)	781.2	2,315.4	4.6	6.4	1.7

Total	$7,387.5	$6,729.3	$714.7	$601.1	$202.9

(a)
Segment assets in 2008 and 2007 reflect a 100% interest in Maricunga and La Coipa, and a 50% interest in 2006 as a result of the acquisition of Bema in February 2007 and the asset sale with Goldcorp in December 2007.

(b)
Capital expenditures reflect the Company's 50% interest in Maricunga prior to February 27, 2007 and a 100% interest thereafter.

(c)
Segment assets and capital expenditures reflect the Company's interest in Julietta as a result of the acquisition of Bema on February 27, 2007.

(d)
The segment assets for Cerro Casale was adjusted in the first quarter of 2008 when the purchase price allocation was finalized.

(e)
Corporate and other includes Corporate, shutdown operations other development and exploration properties and other non-core operations. Corporate and other also includes $291.7 and $436.8 million in cash and cash equivalents held at the corporate level as at December 31, 2008 and December 31, 2007, respectively.

KINROSS 2008 Annual Report    138

  Metal sales and Property, plant and equipment by geographical regions:

	Metal sales			Property, plant & equipment
	For the years ended December			December 31,	December 31,
	2008	2007	2006	2008	2007

Geographic information:
United States	$517.7	$438.2	$422.5	$704.7	$523.0
Canada	–	140.4	134.4	26.3	22.4
Ecuador	–	–	–	1,025.3	–
Brazil	236.7	187.9	161.1	1,130.2	782.4
Chile	391.4	279.3	163.7	994.9	930.4
Russian Federation	471.2	47.2	23.9	866.6	1,218.1

Total	$1,617.0	$1,093.0	$905.6	$4,748.0	$3,476.3

The following table represents sales to individual customers exceeding 10% of annual metal sales:

	Metal Sales
	Year ended December 31,
Rank	2008	2007	2006

1	$579.5	$244.3	$217.9
2	244.0	182.0	132.5
3	195.8	150.5	130.7
4	165.3	120.7	99.1
5	118.6	118.5	–

Total	$1,303.2	$816.0	$580.2

% of total metal sales	80.6%	74.7%	64.1%

The Company is not economically dependent on a limited number of customers for the sale of its product because gold can be sold through numerous commodity market traders worldwide.

  18. Operating Leases

The Company has a number of operating lease agreements involving office space and equipment. The operating leases for equipment provide that the Company may, after the initial lease term, renew the lease for successive yearly periods or may purchase the equipment at its fair market value. One of the operating leases for office facilities contains escalation clauses for increases in operating costs and property taxes. A majority of these leases are cancelable and are renewable on a yearly basis. Future minimum lease payments required to meet obligations that have initial or remaining non-cancelable lease terms in excess of one year are $4.5 million, $2.4 million, $2.3 million, $1.9 million and $0.5 million for each year from 2009 to 2013, respectively, and $0.3 million thereafter.

  19. Related Party Transaction

The Company held 35% of the shares of KF Ltd., a company incorporated in the Territory of the British Virgin Islands and was party to a joint venture formed for the purpose of exploiting a mining property in the Democratic Republic of Congo.

KINROSS 2008 Annual Report    139

The remaining shares were held as to 25% by a company controlled by Mr. Arthur Ditto, a former director and officer of the Company, and as to 40% by an unrelated third party.

On June 27, 2006, the Company received 5,751,000 shares of Katanga in exchange for its 11.67% interest in KF Ltd. On September 8, 2006, Kinross sold the 5,751,000 shares in Katanga for proceeds of $31.4 million, recording a gain of $31.3 million.

  20. Contingencies

  General

Estimated losses from loss contingencies are accrued by a charge to earnings when information available prior to the issuance of the financial statements indicates that it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.

  Other legal matters

The Company is involved in legal proceedings from time to time, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross' financial position, results of operations or cash flows.

The Company has settled various litigation. Included in the statement of operations were charges of $19.1 million in 2008, $9.5 million in 2007 and $0.3 million in 2006 related to legal claims.

  Kinam Preferred Shares

On April 26, 2002, the Company was named as a defendant in a Class Action Complaint filed in connection with a 2002 tender offer by Kinross Gold U.S.A., Inc. ("KGUSA") to purchase the Kinam Gold, Inc. ("Kinam") $3.75 Series B Preferred Stock (the "Kinam Preferred Shares") not then owned by KGUSA. In 2008, the parties entered into a memorandum of understanding to settle all claims in the litigation for an aggregate cash payment by the Company to the plaintiff class of $29,250,000, inclusive of any fees and costs, without admission of any fault or liability. The settlement was formally approved by the United States District Court of Nevada on January 29, 2009. All Kinam Preferred Shares held by persons other than Kinross are now cancelled pursuant to the settlement. No further dividends will be payable on the Kinam Preferred Shares.

  Summa Corporation/Howard Hughes Corporation Litigation

This matter was settled in the fourth quarter of 2007, and the underlying action was dismissed with prejudice in early January 2008.

  Aurelian Warrant Litigation

On September 30, 2008, the Company completed its acquisition of 100% of the issued and outstanding common shares of Aurelian Resources Inc. ("Aurelian"). Aurelian has been named as defendant in a number of actions filed on behalf of certain former holders of warrants which expired in June 2005 claiming aggregate damages of approximately CAD$150 million or, in the alternative, approximately 15.2 million Aurelian common shares (after adjusting for Aurelian's

KINROSS 2008 Annual Report    140

four-for-one common share split on June 22, 2007). The Company intends to continue to vigorously defend against these actions.

  Income taxes

The Company operates in numerous countries around the world and accordingly is subject to, and pays annual income taxes under the various regimes in countries in which it operates. These tax regimes are determined under general corporate income tax laws of the country. The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are complex and subject to interpretation. From time to time the Company will undergo a review of its historic tax returns and in connection with such reviews, disputes can arise with the taxing authorities over the Company's interpretation of the country's income tax rules. As at December 31, 2008 the Company had the following significant disputes and has not accrued any additional tax liabilities in relation to the disputes listed below:

  Brazil

Mineracao Serra Grande, S.A. ("MSG") which owns the Crixás mine, the Company's 50% joint venture with Anglogold Ashanti, received two tax reassessments since November 2003 from the Minas Gerais State and Goias State tax authorities. The reassessments disallowed the claiming of certain sales tax credits and assessed interest and penalties of which the Company's 50% share totals approximately $6.2 million. The Company and its joint venture partner believe that this reassessment will be resolved without any material adverse effect on its financial position, results of operations or cash flows. This reassessment relates to the Crixás operating segment (see Note 17).

In December 2007, the Company's 100% owned Brazilian subsidiary, Kinross Participacoes Ltda. received a tax assessment from the Brazilian Federal tax authorities in the amount of $88.1 million, including penalties and interest in respect of alleged income taxes not withheld from a third party. The Company has appealed this assessment and believes that it has reasonable defences to the assessment. The Company is pursuing its indemnity rights from the third party in respect of the assessment.

In September 2005, MSG received assessments relating to payments of sales taxes on exported gold deliveries from tax inspectors for the State of Goias. The Company's share of the assessments is approximately $34.3 million. The counsel for MSG believes the suit is in violation of Federal legislation on sales taxes and that there is a remote chance of success for the State of Goias. The assessment has been appealed. This reassessment relates to the Crixás operating segment (see Note 17).

In October 2006, MSG received an assessment from the State of Goias tax authorities relating to remittance of gold from Crixás to Nova Lima in Minas Gerais for export purposes. Since May 2006, the Goias State signed an authorization (TARE) to this procedure. The Company's share of this assessment is approximately $21.1 million. The Company and its joint venture partner believe that this reassessment will be resolved without any material adverse affect on its financial position, results of operations or cash flows.

KINROSS 2008 Annual Report    141

  21. Subsequent Events

  (i)  Equity issue

On February 5, 2009, the Company completed a public offering of common shares at a price of US$17.25 per common share. The offering resulted in a total of 24,035,000 common shares being issued for gross proceeds of US$414.6 million.

The Company intends to use the proceeds of the offering to enhance its capital position following the funding of recent acquisitions and for general corporate purposes.

  (ii)  Acquisition of interest in Lobo-Marte

On January 7, 2009, Kinross completed the 100% acquisition of Minera Santa Rosa SCM ("Minera") through the acquisition of the remaining 60% interest from Teck Cominco Limited ("Teck") for $40 million, 5.6 million shares of Kinross and a 1.75% net smelter royalty on 60% of future production, payable when the gold price is US$760 per ounce or more.

As of January 7, 2009, the financial statements of Minera are being consolidated.

  (iii)  Renegotiation of the Cerro Casale Joint Venture Agreement

In February of 2009, the Company and Barrick Gold Coporation agreed in principle to the terms of the shareholders' agreement governing the Cerro Casale Joint Venture. The agreement reflects a new ownership structure which will result in Kinross and Barrick Gold each owning a 50% interest in Cerro Casale. The agreement is expected to be executed by the Company and Barrick following a reorganization of the Cerro Casale corporate ownership structure.

  (iv)  Updated shareholders' rights plan

On February 26, 2009, the Company entered into a new shareholder rights plan (the "New Plan"). The New Plan will ensure that Kinross and its shareholders continue to receive the benefits associated with Kinross' current shareholder rights plan (the "Old Plan") which expires on March 29, 2009. The New Plan has been adopted at this time to prevent any gap in shareholder protection and will be effective on March 29, 2009 or earlier if certain events under the Old Plan were to occur. Subject to the receipt of requisite regulatory approvals, to shareholder ratification at Kinross' annual meeting on May 6, 2009 and to shareholder reconfirmation of the New Plan at Kinross' annual meetings in 2012 and 2015, the New Plan will be in effect until the ninth anniversary of the date on which it becomes effective.

As with the Old Plan, the New Plan is designed to provide adequate time for the Board of Directors and shareholders to assess an unsolicited take-over bid for Kinross, to provide the Board of Directors with sufficient time to explore and develop alternatives for maximizing shareholder value if a take-over bid is made, and to provide shareholders with an equal opportunity to participate in a take-over bid and receive full and fair value for their Kinross common shares (the "Common Shares").

The rights issued under the New Plan will initially attach to and trade with the Common Shares and no separate certificates will be issued unless an event triggering these rights occurs. The rights will become exercisable only when a person, including any party related to it, acquires or attempts to acquire 20 percent or more of the outstanding Shares without complying with the "Permitted Bid" provisions of the New Plan or without approval of the Board of Directors. Should such an acquisition occur or be announced, each right would, upon exercise, entitle a rights holder, other than the

KINROSS 2008 Annual Report    142

acquiring person and related persons, to purchase Common Shares at a 50 percent discount to the market price at the time.

Under the New Plan, a Permitted Bid is a bid which is made to all holders of the Common Shares and which is open for acceptance for not less than 60 days. If at the end of 60 days at least 50 percent of the outstanding Common Shares, other than those owned by the offeror and certain related parties have been tendered, the offeror may take up and pay for the Common Shares but must extend the bid for a further 10 days to allow other shareholders to tender.

  (v)  Subscription agreement with Harry Winston Diamond Corporation

On March 19, 2009, Kinross announced that it had signed a subscription agreement with Harry Winston Diamond Corporation ("Harry Winston"). The agreement consists of two components. The first is a subscription for a minority 22.5% in the partnership that holds Harry Winston's 40% interest in the Diavik diamond mine, for a net effective subscription price of $104.4 million. The second component is an equity private placement, subject to regulatory approval, of 15.2 million common shares of Harry Winston at a price of $3.00 per share, for a total investment of $45.6 million, giving Kinross a 19.9% interest in Harry Winston. Following the closing of the transaction, Kinross will be offered a seat on the Harry Winston board of directors. Harry Winston will continue to market all of the partnership's share of diamond production from the Diavik mine, including the portion attributable to Kinross' interest. The transaction is expected to close on or about March 31, 2009.

KINROSS 2008 Annual Report    143

  MINERAL RESERVE AND RESOURCE STATEMENT

  Proven and Probable Mineral Reserves

GOLD
PROVEN AND PROBABLE MINERAL RESERVES (1,3,5,6,7)
 Kinross Gold Corporation's Share at December 31, 2008

		Kinross	Proven			Probable			Proven and Probable
Property	Location	Interest (%)	Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)

North America
Fort Knox Area	USA	100.0%	144,512	0.40	1,874	108,258	0.56	1,933	252,770	0.47	3,807
Kettle River–Buckhorn	USA	100.0%	4	19.72	3	2,095	15.08	1,016	2,099	15.08	1,019
Round Mountain Area	USA	50.0%	31,121	0.72	723	52,868	0.53	898	83,989	0.60	1,621

Subtotal			175,637	0.46	2,600	163,221	0.73	3,847	338,858	0.59	6,447

South America
Cerro Casale (10)	Chile	49.0%	110,314	0.64	2,281	423,356	0.60	8,124	533,670	0.61	10,405
Crixás (9)	Brazil	50.0%	2,057	3.96	262	760	4.09	100	2,817	4.00	362
La Coipa (11)	Chile	100.0%	14,172	1.09	496	3,570	0.94	108	17,742	1.06	604
Maricunga Area	Chile	100.0%	148,669	0.79	3,754	132,658	0.65	2,787	281,327	0.72	6,541
Paracatu	Brazil	100.0%	1,262,778	0.40	16,054	166,451	0.39	2,108	1,429,229	0.40	18,162

Subtotal			1,537,990	0.46	22,847	726,795	0.57	13,227	2,264,785	0.50	36,074

Asia
Kupol	Russia	75.0%	755	15.96	387	6,139	13.78	2,720	6,894	14.02	3,107

Subtotal			755	15.96	387	6,139	13.78	2,720	6,894	14.02	3,107

Total Gold			1,714,382	0.47	25,834	896,155	0.69	19,794	2,610,537	0.54	45,628

SILVER
PROVEN AND PROBABLE MINERAL RESERVES (1,3,5,6,7)
 Kinross Gold Corporation's Share at December 31, 2008

		Kinross	Proven			Probable			Proven and Probable
Property	Location	Interest (%)	Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)

North America
Round Mountain Area	USA	50.0%	132	8.5	36	14,560	7.6	3,553	14,692	7.6	3,589

Subtotal			132	8.5	36	14,560	7.6	3,553	14,692	7.6	3,589

South America
Cerro Casale (10)	Chile	49.0%	110,314	2.0	7,015	423,356	1.6	21,915	533,670	1.7	28,930
La Coipa (11)	Chile	100.0%	14,172	54.4	24,797	3,570	81.4	9,347	17,742	59.9	34,144

Subtotal			124,486	7.9	31,812	426,926	2.3	31,262	551,412	3.6	63,074

Asia
Kupol	Russia	75.0%	755	170.8	4,144	6,139	177.1	34,959	6,894	176.4	39,103

Subtotal			755	170.8	4,144	6,139	177.1	34,959	6,894	176.4	39,103

Total Silver			125,373	8.9	35,992	447,625	4.8	69,774	572,998	5.7	105,766

KINROSS 2008 Annual Report    144

COPPER
PROVEN AND PROBABLE MINERAL RESERVES (3,5,6,7)
 Kinross Gold Corporation's Share at December 31, 2008

		Kinross	Proven			Probable			Proven and Probable
Property	Location	Interest (%)	Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)

South America
Cerro Casale (10)	Chile	49.0%	110,314	0.19	467	423,356	0.23	2,134	533,670	0.22	2,601

Subtotal			110,314	0.19	467	423,356	0.23	2,134	533,670	0.22	2,601

Total Copper			110,314	0.19	467	423,356	0.23	2,134	533,670	0.22	2,601

  Measured & Indicated Mineral Resources
  (excludes Proven and Probable Reserves)

GOLD
MEASURED AND INDICATED MINERAL RESOURCES
(EXCLUDES PROVEN AND PROBABLE MINERAL RESERVES) (2,3,4,6,7,8,13)
 Kinross Gold Corporation's Share at December 31, 2008

		Kinross	Measured			Indicated			Measured and Indicated
Property	Location	Interest (%)	Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)

North America
Fort Knox Area	USA	100.0%	4,724	0.54	82	92,802	0.55	1,641	97,526	0.55	1,723
Round Mountain Area	USA	50.0%	6,940	0.73	163	18,979	0.60	366	25,919	0.64	529

Subtotal			11,664	0.65	245	111,781	0.56	2,007	123,445	0.57	2,252

South America
Cerro Casale (10)	Chile	49.0%	13,319	0.36	156	156,404	0.42	2,124	169,723	0.42	2,280
Crixás (9)	Brazil	50.0%	43	2.83	4	232	2.91	22	275	2.90	26
Gurupi	Brazil	100.0%	–	–	–	51,990	1.04	1,731	51,990	1.04	1,731
La Coipa (11)	Chile	100.0%	14,388	1.10	508	8,034	1.23	317	22,422	1.14	825
Maricunga Area	Chile	100.0%	17,718	0.65	373	98,314	0.61	1,917	116,032	0.61	2,290
Paracatu	Brazil	100.0%	262,071	0.38	3,183	91,792	0.37	1,084	353,863	0.38	4,267

Subtotal			307,539	0.43	4,224	406,766	0.55	7,195	714,305	0.50	11,419

Asia
Kupol	Russia	75.0%	–	–	–	17	15.48	9	17	15.48	9

Subtotal			–	–	–	17	15.48	9	17	15.48	9

Total Gold			319,203	0.44	4,469	518,564	0.55	9,211	837,767	0.51	13,680

KINROSS 2008 Annual Report    145

SILVER
MEASURED AND INDICATED MINERAL RESOURCES
(EXCLUDES PROVEN AND PROBABLE MINERAL RESERVES) (2,3,4,6,7,8)
 Kinross Gold Corporation's Share at December 31, 2008

		Kinross	Measured			Indicated			Measured and Indicated
Property	Location	Interest (%)	Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)

North America
Round Mountain Area	USA	50.0%	4	8.6	1	920	9.9	294	924	9.9	295

Subtotal			4	8.6	1	920	9.9	294	924	9.9	295

South America
Cerro Casale (10)	Chile	49.0%	13,319	1.3	547	156,404	1.2	5,823	169,723	1.2	6,370
La Coipa (11)	Chile	100.0%	14,388	31.0	14,341	8,034	25.5	6,586	22,422	29.0	20,927

Subtotal			27,707	16.7	14,888	164,438	2.3	12,409	192,145	4.4	27,297

Asia
Kupol	Russia	75.0%	–	–	–	17	269.2	149	17	269.2	149

Subtotal			–	–	–	17	269.2	149	17	269.2	149

Total Silver			27,711	16.7	14,889	165,375	2.4	12,852	193,086	4.5	27,741

COPPER
MEASURED AND INDICATED MINERAL RESOURCES
(EXCLUDES PROVEN AND PROBABLE MINERAL RESERVES) (3,4,7,8)
 Kinross Gold Corporation's Share at December 31, 2008

		Kinross	Measured			Indicated			Measured and Indicated
Property	Location	Interest (%)	Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)

South America
Cerro Casale (10)	Chile	49.0%	13,319	0.16	47	156,404	0.19	670	169,723	0.19	717

Subtotal			13,319	0.16	47	156,404	0.19	670	169,723	0.19	717

Total Copper			13,319	0.16	47	156,404	0.19	670	169,723	0.19	717

  Statement of Inferred Resources

In addition to the reported measured and indicated mineral resources estimated at a gold price of US$800, inferred mineral resources of gold total 444,587,000 tonnes at an average grade of 1.45 grams per tonne. Inferred mineral resources of silver total 175,748,000 tonnes at an average grade of 8.0 grams per tonne using a US$13.00 silver price. The majority of the increase in inferred mineral resources from December 31, 2007 to December 31, 2008 is the result of the acquisition of the Fruta del Norte deposit which added 58.9 million tonnes at an average grade of 7.23 g/t Au and 11.8 g/t Ag for 13.69 million ounces of gold and 22.4 million ounces of silver. See Note 12 for information regarding the preparation of resource estimates for Fruta del Norte.

KINROSS 2008 Annual Report    146

  Notes

(1)
Unless otherwise noted, the Company's mineral reserves are estimated using appropriate cut-off grades based on an assumed gold price of US$ 725 per ounce, and a silver price of US$ 12.00 per ounce. Mineral reserves are estimated using appropriate process recoveries, operating costs and mine plans that are unique to each property and include estimated allowances for dilution and mining recovery. Mineral reserves are reported in contained units and are estimated based on the following foreign exchange rates:
Rubles to US$	25.50
Chilean Peso to US$	515.00
Brazilian Reais to US$	1.95
(2)
Unless otherwise noted, the Company's mineral resources are estimated using appropriate cut-off grades based on a gold price of US$ 800 per ounce, a silver price of US$ 13.00 per ounce and the following foreign exchange rates:
Rubles to US$	25.50
Chilean Peso to US$	515.00
Brazilian Reais to US$	1.95
(3)
The Company's mineral reserves and mineral resources as at December 31, 2008 are classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum's "CIM Definition Standards – For Mineral Resources and Mineral Reserves" in accordance with the Canadian Securities Administrators' National Instrument 43-101 "Standards of Disclosure for Mineral Projects" (the Instrument") requirements. Mineral reserve and mineral resource estimates reflect the Company's reasonable expectation that all necessary permits and approvals will be obtained and maintained.

(4)
Cautionary note to U.S. investors concerning estimates of measured, indicated and inferred mineral resources. U.S. investors are advised that the terms "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are recognized and required by Canadian Securities Administrators. These terms are not recognized by the U.S. Securities and Exchange Commission. U.S. investors should not assume that all or any part of mineral deposits in these categories will ever be converted into mineral reserves and that as compared with measured and indicated mineral resources, inferred mineral resources have a greater amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility. It should not be assumed that any part of an inferred mineral resource will ever be upgraded to a higher category.

(5)
The mineral reserves presented herein comply with the reserve categories of Industry Guide 7 published by the U.S. Securities and Exchange Commission except for mineral reserves at Cerro Casale, which estimates are based on a recently completed pre-feasibility study. For mineral reserves under the Instrument, a pre-feasibility study is sufficient, however for reserves under Industry Guide 7, a feasibility study is required.

(6)
Except as provided in Notes (12) and (13), the Company's mineral resource and mineral reserve estimates were prepared under the supervision of Mr. R. Henderson, P. Eng., an officer of Kinross, who is a qualified person as defined by the Instrument.

(7)
The Company's normal data verification procedures have been used in collecting, compiling, interpreting and processing the data used to estimate mineral reserves and mineral resources. Independent data verification has not been performed.

(8)
Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral resources are subject to infill drilling, permitting, mine planning, mining dilution and recovery losses, among other things, to be converted into mineral reserves. Due to the uncertainty associated with inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to indicated or measured mineral resources, including as a result of continued exploration.

(9)
The Crixás mine is operated by AngloGold Ashanti Ltd. Mineral reserves are reported based on a gold price of US$ 720 per ounce. Mineral resources are reported using a gold price of US$ 1,000 per ounce. Mineral resources and mineral reserves are reported using the following foreign exchange rate: Brazilian Reais to US$ 1.94.

(10)
Estimates for the Cerro Casale project estimates are based on the pre-feasibility study completed in 2008 by the joint venture. Mineral reserves and mineral resources are estimated using appropriate cut-off grades based on the following commodity prices and foreign exchange rates:

    Mineral reserves – Gold price of US$ 725 per ounce, Copper price of US$ 2.00 per pound

    Mineral resources – Gold price of US$ 850 per ounce, Copper price of US$ 2.50 per pound

    Chilean Peso to US$ 525.00

(11)
Includes mineral reserves and mineral resources from the Puren deposit in which the Company holds a 65% interest.

KINROSS 2008 Annual Report    147

(12)
The mineral resource estimates for Fruta del Norte were prepared by Mr. B. Terrence Hennessey, P. Geo., Vice President of Micon International Ltd. and Mr. E. Puritch, P. Eng., President of P&E Mining Inc., both of whom are qualified persons as defined by the Instrument. Mineral resources are estimated using a gold equivalent cut-off grade of 2.3 g/t based on the following parametres:

    Mineral resources – US$550/oz Au, US$10/oz Ag, 90% gold recovery, 80% silver recovery which combine for an Au Eq ratio of 61.9 g Ag = 1 g Au.

(13)
The mineral resource estimates in this year-end statement do not include estimates for Lobo Marte. The estimates for Lobo Marte are historical resource estimates that pre-date the adoption of the Instrument. These estimates were previously reported by Teck Cominco Ltd. using mineral resource classification categories that conform to those prescribed by the Instrument, but are not supported by quality assurance and quality control procedures that conform to current practice. Teck Cominco Ltd. previously reported a historical resource estimate of indicated mineral resources of 97,680,000 tonnes grading 1.72 g/t gold and inferred mineral resources of 9,250,000 tonnes grading 1.56 g/t gold at Lobo-Marte on a 100% basis as at December 31, 2007 (see page 75 of Teck Cominco Ltd.'s 2007 Annual Report).

KINROSS 2008 Annual Report    148

  Mineral Reserve & Mineral Resource Definitions

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

A "Probable Mineral Reserve" is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A "Proven Mineral Reserve" is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

A Mineral Resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth"s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

An "Inferred Mineral Resource" is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

An "Indicated Mineral Resource" is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A "Measured Mineral Resource" is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

KINROSS 2008 Annual Report    149

  Summarized Five Year Review

	2008	2007	2006	2005	2004	2003 (1)

Operating results (in millions of U.S. dollars)
Revenue	$1,617.0	$1,093.0	$905.6	$725.5	$668.8	$571.9
Net earnings (loss) for the year	(807.2)	334.0	165.8	(216.0)	(63.1)	(437.7)
Net loss attributable to common shareholders	–	–	–	–	–	(427.7)
Cash flow provided from operating activities	443.6	341.2	292.0	133.7	161.2	89.5
Capital expenditures	714.7	601.1	202.9	142.4	169.5	73.4
Financial Position (in millions of U.S. dollars)
Cash and cash equivalents	$490.6	$551.3	$154.1	$97.6	$47.9	$245.8
Working capital	573.4	526.3	85.3	64.0	27.6	251.8
Total assets	7,387.5	6,729.3	2,053.5	1,698.1	1,834.2	1,794.5
Long-term debt (including current portion)	950.9	564.1	89.9	159.3	122.9	30.1
Common shareholders' equity	4,776.9	4,837.8	1,468.0	1,076.1	1,287.1	1,382.4
Debt to capitalization	20%	12%	6%	15%	10%	2%
Per share data (U.S. dollars)
Net earnings (loss) – basic	$(1.28)	$0.60	$0.47	$(0.63)	$(0.18)	$(1.39)

(1)
Financial position as at December 31, 2003 does not reflect the change in accounting policy related to convertible debentures adopted by the Company in 2005.

  Kinross Share Trading Data

	2008
	High	Low

TSX
1st quarter	$27.16	$18.73
2nd quarter	$25.55	$18.26
3rd quarter	$25.37	$12.31
4th quarter	$26.14	$8.96
NYSE
1st quarter	$27.40	$18.74
2nd quarter	$25.45	$17.97
3rd quarter	$25.36	$11.47
4th quarter	$19.07	$6.85

KINROSS 2008 Annual Report    150

CORPORATE INFORMATION

Shareholder Information	Auditors	Shareholder Inquiries

Transfer Agent and Registrar Computershare Investor Services Inc. Toronto, Ontario, Canada Toll-free: 1-800-564-6253	KPMG LLP Toronto, Ontario, Canada Contact Information General	Computershare Investor Services Inc. 9th Floor, 100 University Avenue Toronto, Ontario, Canada M5J 2Y1 www.computershare.com/kinross Toll-free: 1-800-564-6253
	Kinross Gold Corporation	Toll-free facsimile: 1-888-453-0330

Annual and Special
Shareholders’ Meeting
The Annual and Special Meeting
of Shareholders will be held at
10:00 a.m. EDT on Wednesday,
May 6, 2009 at The Design
Exchange, 234 Bay Street,
Toronto, Ontario, Canada

	40 King Street West, 52nd Floor Toronto, Ontario, Canada M5H 3Y2 Web site: www.kinross.com Telephone: (416) 365-5123 Toll-free: 1-866-561-3636 Facsimile: (416) 363-6622 E-mail: info@kinross.com	Publications To obtain copies of Kinross’ publications, please visit our corporate web site at www.kinross.com, or contact us by writing to info@kinross.com or calling 1-866-561-3636.

	Media Relations	Corporate
Trading Data	Steve Mitchell	Responsibility Report
Vice-President,
TSX	Corporate Communications	Kinross publishes a corporate
K – common	Telephone: (416) 365-2726	responsibility report every two
K.U – U.S. dollar traded common	E-mail: Steve.Mitchell@kinross.com	years. We will be publishing
K.WT.B – warrants		our next comprehensive GRI
(exp. 09/07/11)	Investor Relations	corporate responsibility report
K.WT.C – warrants	Erwyn Naidoo	in spring 2010. Our corporate
(exp. 09/03/13)	Vice-President, Investor Relations	responsibility performance data
	Telephone: (416) 365-2744	is reported for the year ended
NYSE	E-mail: Erwyn.Naidoo@kinross.com	December 31, 2008 and will
KGC – common		be available on our web site.
To read our 2007 report,
please visit our web site
Legal Counsel		at www.kinross.com
or request a printed copy by
Osler, Hoskin & Harcourt LLP		writing to info@kinross.com
Toronto, Ontario, Canada		or calling 1-866-561-3636.

Blake, Cassels & Graydon LLP
Toronto, Ontario, Canada

Parr Brown Gee & Loveless
Salt Lake City, Utah, USA

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KINROSS GOLD CORPORATION

40 King Street West, 52nd Floor

Toronto, Ontario, Canada

M5H 3Y2

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MANAGEMENT'S DISCUSSION AND ANALYSIS For the year ended December 31, 2008
MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
CONSOLIDATED BALANCE SHEETS As at December 31,
CONSOLIDATED STATEMENTS OF OPERATIONS For the years ended December 31,
CONSOLIDATED STATEMENTS OF CASH FLOWS For the years ended December 31,
CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY For the year ended December 31,
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) For the years ended December 31,
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2008, 2007 and 2006 (in millions of United States dollars)
MINERAL RESERVE AND RESOURCE STATEMENT Proven and Probable Mineral Reserves